Ex99.119

DEFI TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR AUGUST 15, 2021

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 13, 2021

 INF OR MATION R EG ARDI N G CO NDUCT O F M EET I NG

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation by the management of DeFi Technologies Inc. (the “Corporation” or “DeFi”) of proxies to be used at the annual general and special meeting (the “Meeting”) of holders of common shares of the Corporation to be held at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2 on Monday, September 13, 2021 at 10:00 a.m. and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”). References in this Circular to the “Meeting” include references to any postponement(s) or adjournment(s) thereof. It is expected that the solicitation will be primarily by mail but proxies may also be solicited through other means by employees, consultants and agents of the Corporation. The cost of solicitation by management will be borne by the Corporation.

The board of directors of the Corporation (the “Board”) has by resolution fixed the close of business on August 9, 2021 as the record date for the meeting (the “Record Date”) being the date for the determination of the registered holders of common shares (the “Common Shares”) entitled to notice of and to vote at the Meeting and any postponement(s) or adjournment(s) thereof (the “Shareholders”). The Board has by resolution fixed 10:00 a.m. (Toronto time) on September 9, 2021, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement(s) or adjournment(s) of the Meeting, as the time by which proxies to be used or acted upon at the Meeting or any adjournment(s) thereof shall be deposited with the Corporation’s transfer agent, TSX Trust. The proxy cut-off time may be waived or extended by the Board or a person authorized by the Board in its sole discretion without notice.

The Corporation shall make a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in the name of each person on that date. Each Shareholder is entitled to one (1) vote on each matter to be acted on at the Meeting for each Common Share registered in his or her name as it appears on the list.
These materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with the applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Unless otherwise stated, the information contained in this Circular is as of August 15, 2021. All dollar amount references in this Circular, unless otherwise indicated, are expressed in Canadian dollars.

AS A RESULT OF THE GOVERNMENTAL PROHIBITION AGAINST GROUP GATHERINGS AND TO HELP REDUCE THE SPEAD OF COVID-19, ONLY REGISTERED SHAREHOLDERS AND/OR THEIR APPOINTEES MAY ATTEND THE MEETING IN PERSON. IN ADDITION, WE STRONGLY ENCOURAGE ALL SHAREHOLDERS TO NOT ATTEND THE MEETING IN PERSON AND TO   VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY, AS DESCRIBED BELOW.

Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes  cannot be cast  on   the  conference call.Please   register    at  https://us02web.zoom.us/meeting/register/tZUkcu-tpjIrGNC54Yh8GD4uK7vl5nRODgES to receive conference call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s profile on www..SEDAR.com .

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder desiring to appoint some other person or entity to represent him at the Meeting may do so by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of TSX Trust, the transfer agent of the Corporation, as indicated on the enclosed envelope not later than the times set out above.
In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy given pursuant to this solicitation by depositing an instrument in writing (including another proxy bearing a later date) executed by the Shareholder or by an attorney authorized in writing at 198 Davenport Road, Toronto, Ontario M5R 1J2 at any time up to and including the last business day preceding the day of the Meeting.

Voting of Proxies

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for each of the matters to be voted on by Shareholders as described in this Circular or withheld from voting or voted against if so indicated on the form of proxy and in accordance with the instructions of the Shareholder on any ballot that may be called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. In the absence of such election, the proxy will confer discretionary authority to be voted in favour of each matter for which no choice has been specified. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxies.

Non-Registered Holders

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder who is not a registered Shareholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary with whom the Non-Registered Holder deals in respect of the Common Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans (an “Intermediary”); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will distribute copies of the Notice of Meeting, forms of proxy and this Circular to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are then required to forward the Meeting materials to Non-Registered Holders unless the Non-Registered Holder has waived the right to receive them. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the “VIF”) which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the VIF wish to vote at a Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the VIF and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the VIF.

The Corporation does not intend to pay Intermediaries to forward the Meeting materials to objecting Non- Registered Holders. Objecting Non-Registered Holders will not receive the Meeting materials unless the objecting Non-Registered Holder’s Intermediary assumes the cost of delivery.
Interest of Persons in Matters to be Acted Upon

No director or executive officer of the Corporation, nor any person who had held such a position since the beginning of the last completed financial year end of the Corporation, no nominee director nor any respective associates or affiliates of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting other than the election of directors and as possible recipients of stock options (“Stock Options”) under the Corporation’s stock option plan (the “Stock Option Plan”) and/or deferred share units (“DSUs”) under the Corporation’s deferred share unit plan (the “DSUs”).

Voting Securities and Principal Holder Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares and 20,000,000 non-voting potash stream preferred shares. As of the Record Date, the Corporation had 210,176,465 Common Shares issued and outstanding. Each Common Share will entitle the holder thereof to one (1) vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares.

DIRECTOR AND EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

For the financial year ended December 31, 2020, the objectives of the Corporation’s compensation strategy were to ensure that compensation for its Named Executive Officers (as defined herein) is sufficiently attractive to recruit, retain and motivate high performing individuals to assist the Corporation in achieving its goals. The Corporation also ensures that compensation is fair, balanced and linked to the performance of the Corporation and the individual Named Executive Officer.

Compensation for the Named Executive Officers is composed primarily of three components: base fees, performance bonuses and the granting of Stock Options. Performance bonuses are awarded from time to time having regard to the performance of the Corporation and the individual Named Executive Officer. In establishing the levels of monthly base fees, the award of Stock Options and performance bonuses, the Corporation takes into consideration individual performance, responsibilities and length of service and previous  grants  of  Stock  Options.  Performance  is  discussed  informally  by  the  directors  in  light  of achievement of the Corporation’s strategic objective of growth and the  enhancement  of Shareholder value through increases in the trading price of its Common Shares.
The Board recommends the monthly base fees, performance bonus and Stock Options to be granted to the Named Executive Officers. The Board does not have a pre-determined compensation plan, but rather reviews informally the performance of the Named Executive Officers when determining compensation levels. Factors considered include: the long-term interests of the Corporation and its Shareholders, the financial and operating performance of the Corporation and each Named Executive Officers individual performance, contribution towards meeting corporate objectives, responsibilities and length of service; however, these factors were informally discussed and there are no formal pre-determined goals or formal measures, nor does the Board conduct any survey of competitors or have any defined benchmarks.

The Board believes that an informal process for determining compensation of Named Executive Officers is appropriate for a company of its size and that the compensation paid to each Named Executive Officer during the last fiscal year was commensurate with the Named Executive Officer’s position, experience and performance.

Directors
Compensation of directors of the Corporation is determined on a case-by-case basis with reference to the role that each director provides to the Corporation. Directors may receive cash bonuses and in addition, are entitled to participate in the Stock Option Plan, which is designed to give each option holder an interest in preserving and maximizing Shareholder value. Such grants are determined by an informal assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Corporation.
The Corporation does not currently prescribe a set of formal objective measures to determine discretionary bonus entitlements. Rather, the Corporation uses informal goals natural to development companies such as strategic acquisitions, advancement of exploration and development, equity and debt financing and other transactions and developments that serve to increase the Corporation’s valuation. Such goals are not pre-set.
Officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors.

Risks Associated with Compensation

In light of the Corporation’s size and the balance between long-term objectives and short-term financial goals with respect to the Corporation’s executive compensation program, the Board does not deem it necessary to consider at this time the implications of the risks associated with its compensation policies and practices.

Financial Instruments

The Corporation does not currently have a policy that restricts directors or NEOs  from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation as of the date hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on the S&P/TSX Composite Index for the period of January 1, 2014 to December 31, 2020, assuming the reinvestment of any dividends.

As the Corporation listing the Common Shares for trading on the NEO Exchange Inc. (“NEO”) on January 19, 2021, the trends in the graph above are over a period time during which the Corporation was a venture issuer on the TSX Venture Exchange and therefore reflect higher volatility in the trading price of the Common Shares. During this same period, the Corporation has generally paid a steady level of base fees to its NEOs with no additional performance bonuses or grant of stock options.

NEO Summary Compensation Table

The following table summarizes the compensation paid during the three most recently completed financial years in respect of the individuals who were carrying out the role of the President & Chief Executive Officer (“CEO”) of the Corporation, Chief Financial Officer (“CFO”, and together with the CEO, the “Named Executive Officers” or “NEOs”) of the Corporation. No other officer, employee or consultant of the Corporation received total compensation of $150,000 or greater.

Name and principal position	Year Ended	Salary ($)(1)	Share awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Daniyal Baizak(2) Former Chief Executive Officer and Director	2020	20,000	N/A	1,016	N/A	N/A	N/A	21,016
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A
James Lanthier(2) Former Chief Executive Officer and Director	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	30,000	N/A	N/A	N/A	N/A	N/A	30,000
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Vikram Pathak (2) Former President, CEO and Director	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2018	140,699	N/A	Nil	N/A	N/A	Nil	140,699
Fred Leigh (2) Former President, CEO and Director	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	90,000	N/A	Nil	N/A	N/A	Nil	90,000
	2018	30,000	N/A	Nil	N/A	N/A	Nil	30,000
Ryan Ptolemy Chief Financial Officer	2020	17,500	N/A	2,031	N/A	N/A	Nil	19,531
	2019	30,000	N/A	Nil	N/A	N/A	Nil	30,000
	2018	30,000	N/A	Nil	N/A	N/A	Nil	30,000
Notes:
(1)
Compensation has been paid as consulting fees under the independent contractor agreement with the Named Executive Officer as described under the heading “Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts” of this Circular.

(2)
On March 14, 2018, Mr. Leigh resigned as President, CEO and Director and was replaced by Mr. Pathak. Mr. Pathak was appointed to the Board on December 11, 2017. Mr. Pathak resigned as President, CEO and director on December 21, 2018 and was replaced by Mr. Leigh. On October 9, 2019, Mr. Lanthier was appointed as Chief Executive Officer and a director following the resignation of Mr. Leigh. On March 10, 2020, Mr. Leigh was appointed as Chief Executive Officer and a director following the resignation of Mr. Lanthier. On September 11, 2020, Mr. Baizak was appointed as Chief Executive Officer and a director following the resignation of Mr. Leigh.

(3)
The value ascribed to option grants represents non-cash consideration and has been estimated using the Black-Sholes Model as at the date of grant, as follows: expected dividend yield — 0%; expected volatility — 138.7%; risk-free interest rate — 0.46%; and expected life —5 years. This is consistent with the accounting values used in the Corporation’s financial statements. The Corporation selected the Black- Scholes model given its prevalence of use in North America.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2020.

Outstanding Share-Based Awards and Option-Based Awards
	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercis ed in-the- money options ($)(1) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Daniyal Baizak Former CEO and Director	50,000	50,000 options at $0.09	November 16, 2025	$28,500	N/A	N/A	N/A
Fred Leigh Former CEO and Director	250,000	250,000 options at $0.11	September 29, 2021	$137,500	N/A	N/A	N/A
James Lanthier Former President and CEO	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Ryan Ptolemy Chief Financial Officer	300,000	200,000 options at $0.11 100,000 options at $0.09	September 29, 2021 November 16, 2025	$167,000	N/A	N/A	N/A
•	Notes:
•	(1) Based on the closing market price of $0.66 of the Common Shares on December 31, 2020 and subtracting the exercise price of the options.
•	(2) These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Value on Pay-Out or Vesting of Incentive Plan Awards

None of the Named Executive Officers exercised any options during the year ended December 31, 2020.

Employment, Consulting and Management Agreements

The following describes the respective consulting and employment agreements entered into by the Corporation and its NEOs as of the date hereof.

Name	Termination Notice Period	Monthly Fees	Severance on Termination	Severance on Change of Control(1)
Wouter Witvoet Chief Executive Officer and Director	30 days	US$25,000	12 months’ fees	36 months base fees plus aggregate cash bonuses paid in the 36 months prior to the Change of Control.
Ryan Ptolemy, Chief Financial Officer	30 days	$5,000	6 months’ fees	24 months base fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control.
Notes:
(1)  Severance upon a change of control becomes payable In the event of a Change of Control of the Corporation and within one year following the date of the Change of Control the Corporation or the officer elects to terminate the agreement.

For the purpose of the agreements set forth above, “Change of Control” shall be defined as (1) the acquisition, directly or indirectly, by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or  department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (Ontario)) or group of persons acting jointly or in concert, as such terms are defined in the Securities Act, Ontario of: (A) shares or rights or options to acquire shares of the Corporation or securities which are convertible into shares of the Corporation or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) or more of the votes entitled to be cast at a meeting of the shareholders of the Corporation; (B) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (C) more than 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) of the material assets of the Corporation, including the acquisition of more than 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) of the material assets of any material subsidiary of the Corporation; or (2) as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its Affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Corporation for election to the Corporation’s board of directors do not constitute a majority of the Corporation’s board of directors.

Summary of Termination Payments

The estimated incremental payments, payables and benefits that might be paid to the Named Executive Officers pursuant to the above noted agreements in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control is effective as of the Record Date) are detailed below:

Named Executive Officer	Termination not for Cause ($)	Value of Unvested Options ($) upon termination not for cause	Termination on a Change of Control ($)	Value of Unvested Options Vested ($) upon Change in Control
Wouter Witvoet
Salary and Quantified Benefits	US$300,000	Nil	US$900,000	Nil
Bonus	Nil	Nil	$75,000	Nil
Total	US$300,000	Nil	1,205,850	Nil
Ryan Ptolemy
Salary and Quantified Benefits	$30,000	Nil	$120,000	$377,000
Bonus	Nil	Nil	$20,000	Nil
Total	$30,000	Nil	$140,000	$377,000
Notes:
(1)
Severance upon a change of control becomes payable In the event of a Change of Control of the Corporation and within one year following the date of the Change of Control the Corporation or the officer elects to terminate the agreement.

(2)	Based on the closing market price of $1.51 of the Common Shares on August 9, 2021 and subtracting the exercise price of the options.
(3)	On August 9, 2021, the Bank of Canada exchange rate was USDCAD was 1.2565

Other Arrangements
Other than as disclosed below or elsewhere in this Circular, none of the officers or directors of the Corporation have compensation arrangements pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Kenny Choi – Corporate Secretary

The Corporation entered into a contract with Kenny Choi Professional Corporation (“KCPC”) effective June 11, 2018, pursuant to which KCPC, through Mr. Kenny Choi, agreed to provide legal consulting services to the Corporation. KCPC is entitled to compensation for the provision of such services at base fees of $4,250 per month subject to quarterly review by the Board, plus any such increments thereto, bonuses and grants of options under the Stock Option Plan as the Board may from time  to time determine. This agreement continues on a month to month basis and may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any termination fees. In the event of termination without cause, KCPC is entitled to be paid the equivalent of six (6) months of base fees in the form of a lump sum payment within 30 days of the termination date. In the event of a Change of Control of the Corporation (as defined above), the Corporation and KCPC each have a twelve month period following such Change of Control to elect to terminate the agreement. In the event of such election, the Corporation shall, within 30 days of such election, make a lump sum termination payment to KCPC that is equivalent to 24 month base fees plus an amount that is equivalent to all cash bonuses paid to KCPC in the 24 months prior to the Change in Control.

Indebtedness of Directors and Executive Officers

As at the date of this Circular and during the financial year ended December 31, 2020, no director or executive officer of the Corporation (and each of their associates and/or affiliates) was indebted, including under any securities purchase or other program, to (i) the Corporation or its subsidiaries, or (ii) any other entity which is, or was at any time during the financial year ended December 31, 2020, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

Directors’ and Officers’ Insurance and Indemnification

The Corporation maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Corporation has purchased in respect of directors and officers an aggregate of $1,000,000 in coverage. The approximate amount of premiums paid by the Corporation in 2019 in respect of such insurance was $12,875.

Interest of Informed Persons in Material Transactions

No informed person (as such term is defined under applicable securities laws) of the Corporation or nominee (and each of their associates or affiliates) has had any direct or indirect material interest in any transaction involving the Corporation since January 1, 2020 or in any proposed transaction which has materially affected or would materially affect the Corporation or its subsidiaries other than as may be disclosed herein.

Director Compensation

Compensation of directors for the financial year ended December 31, 2020was determined on a case-by- case basis with reference to the role that each director provided to the Corporation. The following information details compensation paid in the recently completed financial year.

During the financial year ended December 31, 2020, directors did not receive any fees,  bonus or incentive  stock  options  from  the  Corporation.  Executive  officers  who  also  act  as  directors  of   the Corporation do not receive any additional compensation for services rendered in their capacity as directors.

Director Summary Compensation Table

The following table provides information regarding the compensation awarded to each director during the year ended December 31, 2020, other than any NEOs who are also directors, whose compensation was included above.

Name	Fees earned ($)	Share awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)(1)	All other compensation ($)(2)	Total ($)
Fred Leigh(1)	Nil	Nil	Nil	Nil	Nil	Nil
Tito Gandhi	Nil	Nil	Nil	Nil	Nil	Nil
William C. Steers	Nil	Nil	Nil	Nil	Nil	Nil
TOTALS	Nil	Nil	Nil	Nil	Nil	Nil
Notes:
(1)
On October 9, 2019, Mr. Lanthier was appointed as Chief Executive Officer and a director following the resignation of Mr. Leigh. On March 10, 2020, Mr. Leigh was appointed as Chief Executive Officer and a director following the resignation of Mr. Lanthier.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of December 31, 2020, other than any NEOs who are also directors, whose compensation was included above.

Outstanding Share-Based Awards and Option-Based Awards
	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed
Fred Leigh(1)	250,000	250,000 options at $0.11	September 29, 2021	$137,500	0	0	0
Tito Gandhi	200,000	200,000 options at $0.11	September 29, 2021	$110,000	0	0	0
William C. Steers	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Notes:
(1)	Based on the closing market price of $0.66 of the Common Shares on December 31, 2020 and subtracting the exercise price of the options.
(2)	These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Value on Pay-Out or Vesting of Incentive Plan Awards

No director exercised his or her options during the year ended December 31, 2020.

Stock Option Plan

The Corporation believes that granting stock options to officers, directors, consultants and employees encourages retention and more closely aligns the interests of such key personnel with the interests of shareholders while at the same time not drawing on the limited cash resources of the Corporation.
The Stock Option Plan is designed to advance the interests of the Corporation by encouraging employees, officers and consultants to have equity participation in the Corporation through the acquisition of Common Shares. A copy of the Stock Option Plan is attached at Schedule “B” hereto.  The following is a summary of the terms of the proposed Stock Option Plan, which is qualified in its entirety by the provisions of the Stock Option Plan.
The Stock Option Plan is a “evergreen” stock option plan under NEO Exchange Listing Manual as under the Stock Option Plan the Corporation is authorized to grant Stock Options of up to 10% of its issued and outstanding Common Shares at the time of the Stock Option grant, from time to time, with no vesting provisions. As of the date hereof, there is an aggregate of 19,881,100 Stock Options outstanding under the Stock Option Plan, which represents approximately 9.45% of the outstanding Common Shares.

The terms and conditions of each Stock Option granted under the Stock Option Plan will be determined by the Board. Stock Options will be priced in the context of the market and in compliance with applicable securities laws and NEO Exchange guidelines. Consequently, the exercise price for any Stock Option shall not be lower than the market price of the underlying Common Shares at the time of grant. Vesting terms will be determined at the discretion of the Board. The Board shall also determine the term of Stock Options granted under the Stock Option Plan, provided that no Stock Option shall be outstanding for a period greater than five years. The Board shall also have complete discretion to set the terms of any vesting schedule of each Stock Option granted.
The Stock Option Plan provides for amendment procedures that specify the kind of amendments to the Stock Option Plan that will require Shareholder approval. The Board believes that except for certain material changes to the Stock Option Plan, it is important that the Board has the flexibility to make changes to the Stock Option Plan without Shareholder approval. Such  amendments  could include making appropriate adjustments to outstanding Stock Options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of options in certain circumstances, specifying practices with respect to applicable tax withholdings and changes to enhance clarity or correct ambiguous provisions.

The Stock Option Plan does not provide for the transformation of Stock Options granted under the Stock Option Plan into stock appreciation right involving the issuance of securities from the treasury of the Corporation.
The Stock Option Plan provides that holders of Stock Options who are restricted from trading in securities of the Corporation during periodic black-out periods imposed by the Corporation shall be entitled to exercise a Stock Option that was set to expire during a black-out period imposed by the Corporation until the day that is five business days following the expiry of the black-out period.

Directors, officers, employees and certain consultants shall be eligible to receive Stock Options under the Stock Option Plan. Upon the termination of an optionholder’s engagement with the Corporation, the cancellation or early vesting of any Stock Option shall be in the discretion of the Board. In general, the Corporation expects that Stock Options will be cancelled 90 days following an optionholder’s termination from the Corporation. Stock Options granted under the Stock Option Plan shall not be assignable.

The Corporation will not provide financial assistance to any optionholder to facilitate the exercise of Stock Options under the Stock Option Plan.
Pursuant to Section 10.13 – Security Based Compensation of the NEO Exchange Listing Manual, the Corporation is required to obtain the approval of its Shareholders to any stock option plan that is a “evergreen” plan every three years at the Corporation’s annual meeting of Shareholders. The Stock Option Plan was last approved by Shareholders at the annual and special meeting of Shareholders held on February 26, 2021. However, as the Corporation is proposing to adopt the DSU Plan (as defined below) at the Meeting, the Corporation will be submitting the Stock Option Plan for approval by the Shareholders at the Meeting as well.

The table below sets out the outstanding options under the Stock Option Plan, being the Corporation’s only compensation plan under which Common Shares are authorized for issuance, as of the Record Date.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	19,881,100	$1.24	1,136,547
Equity compensation plans not approved by security holders	NIL	NIL	NIL
TOTAL	19,881,100	$1.24	1,136,547

Corporate Governance Policies

Management of the Corporation and the Board recognize the importance of corporate governance in effectively managing the Corporation, protecting employees and Shareholders, and enhancing Shareholder value.

The Board fulfills its mandate directly and through its Audit Committee and CNG Committee (as defined below) and other ad hoc committees at regularly scheduled meetings or as required. The directors are kept informed regarding the Corporation’s operations at regular meetings and through reports and discussions with management on matters within their particular areas of expertise. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Corporation’s affairs and in light of opportunities or risks that the Corporation faces.

The Corporation believes that its corporate governance practices are in compliance with applicable Canadian requirements. The Corporation is committed to monitoring governance developments to ensure its practices remain current and appropriate.
Board of Directors

Pursuant to National Instrument 58-101 – Corporate Governance, a director is independent if the director has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment. Certain directors are deemed to have a material relationship with the issuer by virtue of their position or relationship with the Corporation. The Board is currently comprised of six members, of which Messrs. Gandhi, Steers, Wilson and Tóth are considered to be independent. In assessing whether a director is independent for these purposes, the circumstances of each director have been examined in relation to a number of factors.

Other Public Corporation Directorships

To the best of the Corporation’s knowledge and based on publicly available information, as of the date hereof, the directors of the Corporation hold directorship positions with the following reporting issuers:

Director	Reporting Issuer
Daniyal Baizak	Medivolve Inc.

Tito Ganhdi	Q-Gold Resources Ltd.
William C. Steers	Lara Exploration Ltd Jade Power Trust ARHT Media Inc. Sulliden Mining Capital
Bernard Wilson	Aberdeen International Inc. Flora Growth Corp.
Krisztián Tóth	Trillium Gold Mines Inc. Leviathan Gold Ltd. BetterLife Pharma Inc. Voyager Digital Ltd. Pasofino Gold Limited
Russell Starr	Trillium Gold Mines Inc. Leviathan Gold Ltd. Canada Nickel Company Inc. Cayden Resources Inc.

Board Mandate
The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board is responsible for the oversight and review of:

•	the strategic planning process of the Corporation;
•	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;
•	a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

•	the integrity of the Corporation’s internal control and management information systems.

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee and the Compensation, Nomination and Governance Committee.
Orientation and Continuing Education
Directors are expected to attend all meetings of the Board and are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Board notes that it has benefited from the experience and knowledge of individual members of the Board in respect of the evolving governance regime and principles. The Board ensures that all directors are apprised of changes in the Corporation’s operations and business. All Board members are provided with copies of periodic reports on the business and operations of the Corporation.

Nomination of Directors
The Board is largely responsible for identifying new candidates for nomination to the Board. The process by which candidates are identified is through recommendations presented to the Board, which establishes and discusses qualifications based on corporate law and regulatory requirements as well as education and experience related to the business of the Corporation.

Compensation
The CNG Committee is responsible for recommending to the Board the compensation of the directors and Chief Executive Officer of the Corporation. The process for determining executive compensation is relatively informal, in view of the size and stage of the Corporation and its operations. The Corporation does not maintain specific performance goals or use benchmarks in determining the compensation of executive officers. Upon the recommendation of the CNG Committee, the Board may at its discretion award either a cash bonus or stock options for high achievement or for accomplishments that the Board deems as worthy of recognition.
The CNG Committee reviews and discusses proposals received by the Chief Executive Officer of the Corporation regarding the compensation of management and the directors. Please refer to the section “Compensation, Nomination, and Governance Committee”.

Board Assessments
The Board and its individual directors are assessed on an informal basis continually as to their effectiveness and contribution. The Chair of the Board encourages discussion amongst the Board as to evaluation of the effectiveness of the Board as a whole and of each individual director. All directors are free to make suggestions for improvement of the practice of the Board at any time and are encouraged to do so.

Majority Voting Policy

The Corporation has adopted a Majority Voting Policy to provide a meaningful way for the Corporation’s shareholders to hold individual directors accountable and to require the Corporation to closely examine directors that do not have the support of a majority of Shareholders who vote at the Meeting. The policy provides that forms of proxy for the election of directors will permit a Shareholder to vote in favour of, or to withhold from voting, separately for each director nominee and that where a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Pursuant to the policy, such a nominee will forthwith submit his or her resignation to the Board, such resignation to be effective on acceptance by the Board. The Board will then establish an advisory committee (the “Committee”) to which it shall refer the resignation for consideration within an 90 day period. In such circumstances, the Committee will make a recommendation to the Board as to the director’s suitability to serve as a director after reviewing, among other things, the results of the voting for the nominee and the Board will consider such recommendation. Any director subject to the Majority Voting Policy will not be a member of the Committee or participate in any Board level discussion where his or her resignation is being considered. Absent exceptional circumstances the Committee and the Board will accept the resignation of the nominee director. Once the Board has made a final decision regarding the resignation, the Company will publicly disclose the Board’s decision regarding the resignation, including the reasons for not accepting the resignation, if applicable. If the resignation is accepted, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy.

This policy does not apply where an election involves a proxy battle (i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the management of the Corporation).

Audit Committee

The purposes of the Audit Committee are to assist the Board's oversight of: the integrity of the Corporation's financial statements; the Corporation's compliance with legal and regulatory requirements; the qualifications and independence of the Corporation's independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function.

Please see Schedule “A” for the text of the Audit Committee Charter.

Composition of the Audit Committee

The Corporation’s Audit Committee is comprised of three directors, William C Steers (Chair), Tito Ghandi and Bernard Wilson. Each member of the Audit Committee is considered to be financially literate and are considered independent, as such term is defined in NI 52-110.

Relevant Education and Experience

Please see page 16 for the biographies of each member of the Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year has there been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on either (a) an exemption in section 2.4 of NI 52-110; or (b) an exemption from NI 52- 110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.
Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

McGovern Hurley LLP (formerly UHY McGovern Hurley LLP) are the external auditors of the Corporation and were appointed on February 16, 2010. The aggregate fees billed and estimated to be billed by the external auditors for the last two (2) fiscal years is set out in the table below. “Audit Fees” includes fees for audit services including the audit services completed for the Corporation’s subsidiaries. “Audit Related Fees” includes fees for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and not reported under Audit Fees including the review of interim filings and travel related expenses for the annual audit. “Tax Fees” includes fees for professional services rendered by the external auditor for tax compliance, tax advice, and tax planning. “All Other Fees” includes all fees billed by the external auditors for services not covered in the other three categories.

Year	Audit Fees ($)	Audit Related Fees	Tax Fees ($)	All Other Fees
2020	35,000	Nil	3,300	Nil
2019	40,000	Nil	3,000	Nil

Compensation, Nomination and Governance Committee

The Compensation, Nomination and Governance Committee (the “CNG Committee”) is comprised of Mr. Bernard Wilson (Chair), Mr. Tito Gandhi and Mr. William C. Steers, each of whom is an independent director. Please see page 16 for the biographies of each member of the CNG Committee.

The CNG Committee’s responsibilities are twofold. First, with respect to compensation, the CNG Committee’s responsibility include (i) discharging the Board’s responsibilities relating to the compensation of the Corporation’s executive officers, (ii) administering the Corporation’s  incentive compensation and equity-based plans, and (iii) assisting the Board with respect to management succession and development. In carrying out its duties with respect to compensation, the CNG Committee reviews and makes recommendations to the Board on an annual basis regarding (A) company-wide compensation programs and practices, (B) all aspects of the remuneration of the Corporation’s executive officers and directors, and (C) equity-based plans and any material amendments thereto (including increases in the number of securities available for grant as options or otherwise thereunder).

The primary function of the CNG Committee with respect to nomination and governance matters is to exercise the responsibilities and duties set forth below, including but not limited to: (i) advising the Board on corporate governance in general, (ii) identifying candidates to act as directors of the Corporation, (iii) recommending to the Board qualified candidates to nominate as a director of the Corporation for consideration by the shareholders of the Corporation at the next annual meeting of shareholders (iv) overseeing and assessing the functioning of the Board and the committees of the Board, and (v) developing and recommending to the Board, and overseeing the implementation and assessment of, effective corporate governance principles.

MATTERS TO BE CONSIDERED

Financial Statements

The financial statements for the fiscal year ended December 31, 2020, together with the auditor’s report thereon, and the interim financial statements for the six months ended June 30, 2021 will be presented to Shareholders for review at the Meeting and were mailed to Shareholders with the Notice of Meeting and this Circular.  No vote by the Shareholders is required with respect to this matter.

Election of Directors

The Board currently consists of six directors. The Corporation has nominated five persons (the “Nominees”) for election as a director at the Meeting. At the Meeting, Shareholders will be asked to elect each individual Nominee as a director.

The following table provides the names of the Nominees and information concerning such Nominees. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Information in the table below regarding the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is based upon information furnished by the respective Nominee and is as at the Record Date.

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)
Tito Gandhi(2) Caledon East, Ontario Age:66	President and Chief Executive Officer of Genesis Casinos Ltd.	August 11, 2016	Nil
William Steers(2) Toronto, Ontario Age:68	International Business Consultant	March 14, 2018	Nil
Bernard Wilson(2) Toronto, Ontario Age:78	Financial Professional	January 19, 2021	Nil
Russell Starr Toronto, Ontario Age: 53	Chief Executive Officer of Trillium Gold Mines Inc.	July 20, 2021	3,000,000
Krisztian Tóth Toronto, Ontario Age: 43	Partner at Fasken Martineau DuMoulin LLP	May 14, 2021	Nil
Notes:
(1)	The Corporation has relied exclusively on the respective Nominee for this information.
(2)	Member of the Audit Committee and the Compensation, Nomination and Governance Committee..

Biographical information for each of the nominated directors are set out below:

Mr. Gandhi has over 32 years of experience in operations, public markets and finance. He has been a technology entrepreneur for the past 20 years. During his time he has bought, operated, restructured, and sold a number of companies. In 1996, he founded and served as President and CEO of Office Solutions Group, a technology solution provider that was acquired by Imagistics/Oce in 2004, which was subsequently acquired by Canon Japan. From 2010 to 2013, Mr. Gandhi was the CFO of Imperus Technologies Corp. From March 2007 to present, Mr. Gandhi has been CEO of Genesis Casinos Ltd. (formerly Raj Gaming Corp.), a casino in the Dominican Republic. Mr. Gandhi has a Higher National Diploma in Business Studies from North Herts College in Hitchin, Hertfordshire, UK.

Mr. Steers has over 40 years of international business development and management experience. While resident in Rio de Janeiro, he was a Director and senior manager of Docas Investimentos, a Brazilian controlled investment group involved in real estate, ship building, telecoms and more recently, oil and gas. He is a partner at IMC Consultoria Representacao Com. Int. Ltda. that among other activities, successfully introduced IMAX to Brazil. Mr. Steers is an Independent Director of Brazilian oil and gas producer Petro Rio and Toronto based Lara Exploration Ltd. Formerly, Mr. Steers was Managing Partner at Weatherhaven Brasil (private manufacturer of temporary shelters). Mr. Steers holds an Honors BA from the Richard Ivey School of Business at Western University.

Mr. Wilson is a senior financial professional. He is the former Vice-Chairman of PriceWaterhouseCoopers LLP and is the Chairman of the Founders Board of the Institute of Corporate Directors. Mr. Wilson has served as Chairman of the Canadian Chamber of Commerce; Chairman of the International Chamber of Commerce - Canada; and Member of the Canada/US Trade Committee. Mr. Wilson is currently a director of a number of other public Canadian companies. Mr. Wilson holds a BComm – Economics and Accounting from St. Francis Xavier University, an FCA designation, a ICD.D accreditation from the Institute of Corporate Directors and a Arbitration and Mediation Certificate from the Harvard Law School.

Mr. Starr, who previously served as the Head of Capital Markets for DeFi Technologies is an established CEO, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and advisor focused on forging meaningful, high stakes, high return business development connections. Mr. Starr is also a co-founder and part owner of Echelon Wealth Partners, a large Canadian investment dealer. After leaving Bay Street, Mr. Starr has held executive positions and board roles with numerous TSX and TSXV listed companies. Mr. Starr holds a bachelor’s degree in Economics from Queen’s University, a master of arts in Economics from the University of Victor and an EMBA from Western University, Richard Ivey School of Business.

Mr. Tóth, is an experienced M&A lawyer and partner at the law firm of Fasken Martineau DuMoulin LLP, which is a leading international business law and litigation firm with eight offices with more than 700 lawyers across Canada and in the UK and South Africa. Mr. Tóth began his career at Fasken in 2003, eventually becoming a partner of the firm in 2009. He has been recognized by IFLR1000 for his capital markets work. Mr. Tóth is also a director of a number of public companies, including Voyager Digital, a publicly listed crypto-asset broker that provides retail and institutional investors with a turnkey solution to trade crypto assets. Mr. Tóth holds a bachelor of arts in Politics Sociology from Queen’s University and an LLB from Dalhousie University.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of each of the Nominees. If prior to the Meeting any of such Nominees is unable to or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the  Meeting. Each Nominee elected will hold office until his successor is elected at the next annual meeting of the Corporation, or any postponement(s) or adjournment(s) thereof, or until his successor is elected or appointed.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or corporation, except the directors and executive officers of the Corporation acting solely in such capacity.

The Board of Directors recommends that Shareholders vote in favour of electing each of the directors as set forth above. PROXIES RECEIVED IN FAVOUR OF  MANAGEMENT  WILL BE VOTED FOR THE ELECTION OF EACH DIRECTOR.

Cease Trade Orders or Bankruptcies

No director or executive officer of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,
(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Corporation is or has been, within the ten years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No director or executive officer has, within the ten years before the date of this  Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

No proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

 aPPOINTMENT OF AUDITORS

On August 13, 2021, the board of directors of the Corporation appointed RSM Canada LLP (“RSM”) as auditors of the Corporation following the resignation of McGovern Hurley LLP (“McGovern”) as auditors of the Corporation. At the Meeting, Shareholders will be asked to ratify the appointment of RSM as auditors of the Corporation until the close of the next annual meeting of and to authorize the directors to fix their remuneration.

Pursuant to National Instrument 51-102 – Ongoing Requirements for Issuers and Insiders, the notice of change of auditor and letters from the former auditor and successor auditor have been filed on SEDAR and attached as Schedule “D”, Schedule “E”, and Schedule “F”.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE APPOINTMENT OF RSM CANADA LLP AS THE CORPORATION’S AUDITORS AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE VOTED AGAINST SUCH A RESOLUTION.

Approval of Stock Option Plan

The Stock Option Plan is designed to advance the interests of the Corporation by encouraging employees, directors, officers and consultants to have equity participation in the Corporation through the acquisition of Common Shares. A copy of the Stock Option Plan is attached at schedule “B” hereto.

The Corporation is required to obtain the approval of its Shareholders to any stock option plan that is an “evergreen” plan every three years pursuant to the policies of the NEO Exchange. The Stock Option Plan was last approved by Shareholders at the annual and special meeting of Shareholders held on February 26, 2021. However, as the Corporation is proposing to adopt the DSU Plan at the Meeting, the Corporation will be submitting the Stock Option Plan for approval by the Shareholders at the Meeting as well. Accordingly, at the Meeting, Shareholders will be asked to approve the following ordinary resolution approving the Stock Option Plan:

“BE IT RESOLVED THAT:

1.
the Stock Option Plan of the Corporation, as described in the management information circular of the Corporation dated August 15, 2021 is hereby approved and the Corporation be and is hereby authorized to reserve for issuance pursuant to the Stock Option Plan such number of stock options up to 10% of the total issued and outstanding Common Shares at the time of grant; and

2.
any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions.”

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE STOCK OPTION PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST SUCH ORDINARY RESOLUTION.

 Approval of DSU Plan

On August 15, 2021, the Board adopted the deferred share unit plan of the Corporation, a copy of which is attached hereto as Schedule “C” (the “DSU Plan”). The purpose of the DSU Plan is strengthen the alignment of interests between directors, officer, employees and consultants and the shareholders of the Corporation. In addition, the DSU Plan has been adopted for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of participants in the DSU Plan, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging commitment and performance due to the opportunity offered to such persons to receive compensation in line with the value of the Common Shares.

The Board administers DSU Plan, designates from time to time those directors, officers, employees, and consultants of the Corporation to whom DSUs are to be granted and determines the number of shares covered by such DSUs. DSUs are granted by the Corporation pursuant to recommendations by the CNG Committee and approval of the Board.

A copy of the DSU Plan is attached to this Circular as Exhibit “C”. The following is a summary of the principal terms of the DSU Plan, which is qualified in its entirety by the provisions of the DSU Plan:

•	Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Corporation;
•	The Board fixes the vesting terms it deems appropriate when granting DSUs;
•	The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant;
•	As of the date of this Circular, no DSUs have been issued;
•
No DSUs shall be granted under the DSU Plan if such grant could result, at any time, in (i) the number of Common Shares issuable to insiders of the Corporation under all share compensation arrangements exceeding 10% of the issued and outstanding Common Shares, (ii) the issuance to insiders of the Corporation of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares, (iii) the number of Common Shares reserved for issuance under all share compensation arrangements with any one participant, together with such participants permitted assigns, exceeding 5% of the issued and outstanding Common Shares and (iv) a grant of more than 2% of the issued and outstanding Common Shares to any one contractor in any one-year period;
•
Under the DSU Plan, the DSUs are to be redeemed and paid out by the Corporation within 60 days of when a participant ceases to be a directors, officer, employee or consultant of the Corporation without further action or payment on the part of the holder of the DSU. For each DSU, the Corporation will deliver a payment of one Common Shares.

•	DSUs granted under the DSU Plan may not be assigned or transferred except to certain permitted assigns; and
•	Subject to any regulatory or NEO Exchange approval, the Board may from time to time amend or revise the terms and conditions of the DSU Plan.

A resolution (the “DSU Plan Resolution”) will be placed before the Corporation’s shareholders at the Meeting to approve and ratify the DSU Plan. The rules of the NEO Exchange require that the DSU Plan Resolution receives the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, at the Meeting, Shareholders will be asked to approve the following ordinary resolution approving the DSU Plan Resolution:

“BE IT RESOLVED THAT:

1.
the DSU Plan of the Corporation, as described in the management information circular of the Corporation dated August 15, 2021 is hereby approved and the Corporation be and is hereby authorized to reserve for issuance pursuant to the DSU Plan such number of DSUs up to 5% of the total issued and outstanding Common Shares at the time of grant; and

2.
any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions.”

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE DSU PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST SUCH ORDINARY RESOLUTION.

 Approval of Stock Option Repricing

On August 9, 2021, the Board approved the repricing of the exercise price of (a) 500,000 stock options of the Company with an exercise price of $2.90, (b) 500,000 stock options of the Corporation with an exercise price of $2.55, (c) 1,000,000 stock options of the Corporation with and exercise price of $2.12, (d) 4,070,000 stock options of the Corporation with an exercise price of $1.78 and (e) 6,950,000 stock options of the Corporation with an exercise price of $1.22 at the price that is equal to the closing price of the Common Shares on the NEO Exchange as of August 10, 2021, which was $1.58 (the “New Exercise Price”), provided that if the respective exercise price of a stock option is lower than the New Exercise Price, such stock options shall not be subject to repricing. The repricing of such stock options are subject to the acceptance by the NEO Exchange and approval of Shareholders at this Meeting. Recognizing that the stock options are a critical element of the Corporation’s compensation policy, the Board determined that it is in the best interest of the Corporation to reprice the Re-Priced Options granted to certain directors, officers and consultants to be more in line with the market price of the Common Shares.

As such, the Shareholders are asked to consider an ordinary resolution (the “Option Re-Pricing Resolution”) as set forth below to re-price an aggregate of 6,070,000 outstanding stock options of the Corporation (the “Re-Priced Options”) previously granted to directors, officers and consultants of the Corporation from such original exercise price per Common Share to the New Exercise Price per Common Share (the “Option Re-Pricing”). All other terms of the Re-Priced Options will remain unchanged. The Option Re-Pricing is subject to the final approval of the NEO Exchange.

Option Grant Date	Number of Options	Original Exercise Price	New Exercise Price
February 19, 2021	500,000	$2.90	$1.58
February 24, 2021	500,000	$2.55	$1.58
March 31, 2021	1,000,000	$2.12	$1.58
April 9, 2021	4,070,00	$1.78	$1.58
Total	6,070,000

The policies of the NEO Exchange require that the Option Re-Pricing be approved by Shareholders as it is an amendment to a material term of the Stock Option Plan. Accordingly, the Shareholders will be asked at the Meeting to pass the following Option Re-Pricing Resolution:

“BE IT RESOLVED THAT:

1.
subject to the final acceptance of the NEO Exchange, the exercise price of stock options exercisable for an aggregate of up to 6,070,000 Common Shares, as more particularly described in the information circular of the Corporation dated August 15, 2021, is hereby amended to an exercise price of $1.58;

2.
the board of directors of the Corporation is hereby authorized in its absolute discretion to determine whether or not to proceed with the above resolution without further ratification or approval by the shareholders; and

3.
any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions.”

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF OPTION RE-PRICING RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST SUCH ORDINARY RESOLUTION.

 Additional Information

Additional information relating to the Corporation may be found under the profile of the Corporation on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation's audited financial statements and related management’s discussion and analysis for the financial year ended December 31, 2020, which can be found under the profile of the Corporation on SEDAR. Shareholders may also request these documents by emailing Kenny.Choi@fmresources.ca or by telephone at (416) 861-2262.

Board of Directors Approval

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Wouter Witvoet”
                                   Chief Executive Officer
                                   Toronto, Ontario August 15, 2021

SCHEDULE “A”

DEFI TECHNOLOGIES INC. AUDIT COMMITTEE CHARTER

Mandate
The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; and (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors.

Composition
The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings
The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.
Responsibilities and Duties
To fulfil its responsibilities and duties, the Committee shall:

 Documents/Reports Review

(a)	Review and update this Charter annually.
(b)
Review the Company’s financial statements, management discussion and analysis (“MD&A”) and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

 External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)
Obtain annually a formal written statement of the external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)
the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and
(iii)
such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Process

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(a)	Review certification process.

(b)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

SCHEDULE “B”

DEFI TECHNOLOGIES INC. (the “Corporation”)
 ST OC K OPT IO N PL AN

1.	STATEMENT OF PURPOSE

1.1
Principal Purpose s – The principal purposes of the Plan are to provide the Corporation with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors and consultants responsible for the continued success of the Corporation; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Corporation; to encourage such individuals to remain with the Corporation; and to attract new employees, officers, directors and consultants to the Corporation.

1.2
Benefit to Shareholders – The Plan is expected to benefit shareholders by enabling the Corporation to attract and retain skilled and motivated personnel by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

2.	INTERPRETATION

2.1	Defined Terms – For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Act” means the Securities Act (Ontario), as amended from time to time;

(b)	“Associate” shall have the meaning ascribed to such term in the Act;

(c)	“Board” means the Board of Directors of the Corporation;

(d)	“Change in Control” means:

(i)	a takeover bid (as defined in the Act), which is successful in acquiring Shares,

(ii)	the change of control of the Board resulting from the election by the members of the Corporation of less than a majority of the persons nominated for election by management of the Corporation,

(iii)	the sale of all or substantially all the assets of the Corporation,

(iv)	the sale, exchange or other disposition of a majority of the outstanding Shares in a single transaction or series of related transactions,

(v)	the dissolution of the Corporation’s business or the liquidation of its assets,

(vi)
a merger, amalgamation or arrangement of the Corporation in a transaction or series of transactions in which the Corporation’s shareholders receive less than 51% of the outstanding shares of the new or continuing corporation, or

(vii)	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(e)	“Committee” means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;

(f)	“Corporation” means DeFi Technologies Inc. a company incorporated under the
Business Corporations Act (Ontario);

(g)	“Consultant” means an individual, other than an Employee, senior officer or director of the Corporation or a Subsidiary Corporation, or a Consultant Corporation, who;

(i)
provides ongoing consulting, technical, management or other services to the Corporation or a Subsidiary Corporation, other than services provided in relation to a distribution of the Corporation’s securities,

(ii)	provides the services under a written contract between the Corporation or a Subsidiary Corporation and the individual or Consultant Corporation,

(iii)	in the reasonable opinion of the Corporation spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary Corporation, and

(iv)	has a relationship with the Corporation or a Subsidiary Corporation that enables the individual or Consultant Corporation to be knowledgeable about the business and affairs of the Corporation;

(h)	“Consultant Corporation” means, for an individual Consultant, a company of which the individual is an employee or shareholder, or a partnership of which the individual is an employee or partner;

(i)	“Date of Grant” means the date specified in the Option Agreement as the date on which the Option is effectively granted;

(j)	“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(i)
being employed or engaged by the Corporation, a Subsidiary Corporation or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Corporation or a Subsidiary Corporation; or

(ii)	acting as a director or officer of the Corporation or a Subsidiary Corporation;

(k)
“Disinterested Shareholder Approval” means an ordinary resolution approved by a majority of the votes cast by members of the Corporation at a shareholders’ meeting, excluding votes attaching to Shares beneficially owned by Insiders to whom Options may be granted and Associates of those persons;

(l)
“Effective Date” means the effective date of this Plan, which is the later of the day of its approval by the shareholders of the Corporation and the day of its acceptance for filing by the Exchange if such acceptance for filing is required under the rules or policies of the Exchange;

(m)	“Eligible Person” means:

(i)	an Employee, senior officer or director of the Corporation or any Subsidiary Corporation,

(ii)	a Consultant,

(iii)	an individual providing Investor Relations Activities for the Corporation; and

(iv)	a company, all of the voting securities of which are beneficially owned by one or more of the persons referred to in (i), (ii) or (iii) above;

(n)	“Employee” means:

(i)	an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source),

(ii)
an individual who works full-time for the Corporation or a Subsidiary Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary Corporation over the details and methods of work as an employee of the Corporation or a Subsidiary Corporation, but for whom income tax deductions are not made at source, and

(iii)
an individual who works for the Corporation or a Subsidiary Corporation, on a continuing and regular basis for a minimum amount of time per week, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary Corporation over the details and methods of work as an employee of the Corporation or a Subsidiary Corporation, but for whom income tax deductions are not made at source;

(o)	“Exchange” means the stock exchange or over the counter market on which the Shares are listed;

(p)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(q)
“Fair Market Value” means, where the Shares are listed for trading on an Exchange, the last closing price of the Shares before the Date of Grant on the Exchange which is the principal trading market for the Shares, as may be determined for such purpose by the Committee, provided that, so long as the Shares are listed only on the NEO, the “Fair Market Value” shall not be lower than the last closing price of the Shares before the Date of Grant;

(r)	“Guardian” means the guardian, if any, appointed for an Optionee;

(s)	“Insider” shall have the meaning ascribed to such term in the Act;

(t)
“Investor Relations Activities” means any activities or oral or written communications, by or on behalf of the Corporation or a shareholder of the Corporation that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation

(A)	to promote the sale of products or services of the Corporation, or

(B)	to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation,

(ii)	activities or communications necessary to comply with the requirements of

(A)	applicable securities laws,

(B)
the rules and policies of the NEO, if the Shares are listed only on the NEO, or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Corporation,

(iii)
communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(A)	the communication is only through the newspaper, magazine or publication, and

(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer, or

(iv)	activities or communications that may be otherwise specified by the NEO, if the Shares are listed only on the NEO;

(u)	“NEO” means the Neo Exchange Inc.

(v)	“Option” means an option to purchase unissued Shares granted pursuant to the terms of this Plan;

(w)	“Option Agreement” means a written agreement between the Corporation and an Optionee specifying the terms of the Option being granted to the Optionee under the Plan;

(x)	“Option Price” means the exercise price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of Sections 6.3 and 10;

(y)	“Optionee” means an Eligible Person to whom an Option has been granted;

(z)
“Person” means a natural person, company, government or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(aa)  “Plan” means this Stock Option Plan of the Corporation;

(bb)  “Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(cc)  “Shares” means the common shares in the capital  of  the  Corporation as constituted on the Date of Grant, adjusted from time to time in accordance with the provisions of Section 10;

(dd)  “Shareholder Approval” means an ordinary resolution approved by a majority of the votes cast by members of the Corporation at a shareholders’ meeting;

(ee)  “Subsidiary Corporation” shall mean a company which is a subsidiary of the Corporation; and

(ff)  “Term” means the period of time during which an Option may be exercised.

3.	ADMINISTRATION

3.1	Board or Committee – The Plan shall be administered by the Board or by a Committee appointed in accordance with Section 3.2.

3.2
Appointment of Committee – The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the absence of the appointment of a Committee by the Board, the Board shall administer the Plan.

3.3
Quorum and Voting – A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is to be taken with respect to the granting of an Option to him).

3.4
Powers of Board and Committee – The Board shall from time to time authorize and approve the grant by the Corporation of Options under this Plan, and any Committee appointed under Section 3.2 shall have the authority to review the following matters in relation to the Plan and to make recommendations thereon to the Board;

(a)	administration of the Plan in accordance with its terms,

(b)	determination of all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the value of the Shares,

(c)
correction of any defect, supply of any information or reconciliation of any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan,

(d)	prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan,

(f)	with respect to the granting of Options:

(i)	determination of the Employees, officers, directors or Consultants to whom Options will be granted, based on the eligibility criteria set out in this Plan,

(ii)
determination of the terms and provisions of the Option Agreement which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Agreement) and which shall not be inconsistent with the terms of this Plan,

(iii)	amendment of the terms and provisions of an Option Agreement, provided the Board obtains:

(A)	the consent of the Optionee, and

(B)	if required, the approval of any stock exchange on which the Shares are listed,

(iv)	determination of when Options will be granted,

(v)	determination of the number of Shares subject to each Option, Option, and
(vi)	determination of the vesting schedule, if any, for the exercise of each

(g)	other determinations necessary or advisable for administration of the Plan.

3.5	Obtain A pprovals – The Board will seek to obtain any regulatory, Exchange or shareholder approvals which may be required pursuant to applicable securities laws or Exchange rules.
3.6
Administration  by Committee – The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of the Plan shall in all respects be consistent with the Exchange policies and rules.

4.	ELIGIBILITY

4.1	Eligibility for Option – Options may be granted to any Eligible Person.

4.2	Insider Eligibility for Option s– Notwithstanding Section 4.1, if the Shares are listed only on the NEO, grants of Options to Insiders shall be subject to the policies of the NEO.

4.3
No Violation of Securities Laws – No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Optionee resides.

5.	SHARES SUBJECT TO THE PLAN

5.1
Number of Shares – The maximum number of Shares issuable from time to time under the Plan is that number of Shares as is equal to 10% of the number of issued Shares at the Date of Grant of an Option. The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10.

5.2	Expiry of Option – If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan

5.3	Reservation of Shares – The Corporation will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

6.	OPTION TERMS

6.1
Option Agreement – Each Option granted to an Optionee shall be confirmed by the execution and delivery of an Option Agreement and the Board shall specify the following terms in each such Option Agreement:

(a)	the number of Shares subject to option pursuant to such Option, subject to the following limitations if the Shares are listed only on the NEO:

(i)	the number of Shares reserved for issuance pursuant to Options to any one Optionee shall not exceed 5% of the issued Shares in any 12-month period,

(ii)	the number of Shares reserved for issuance pursuant to Options to any one Consultant shall not exceed 2% of the issued Shares in any 12- month period, and

(iii)
the aggregate number of Shares reserved for issuance pursuant to Options to Employees and those individuals conducting Investor Relations Activities shall not exceed 2% of the issued Shares in any 12- month period;

(b)	the Date of Grant;

(c)	the Term, provided that, if the Shares are listed only on the NEO, the length of the Term shall in no event be greater than five years following the Date of Grant for all Optionees;

(d)	the Option Price, provided that the Option Price shall not be less than the Fair Market Value of the Shares on the Date of Grant;

(e)	subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent;

(f)
if the Optionee is an Employee, Consultant or an individual providing Investor Relations Activities for the Corporation, a representation by the Corporation and the Optionee that the Optionee is a bona fide Employee, Consultant or an individual providing Investor Relations Activities for the Corporation, as the case may be, of the Corporation or a Subsidiary Corporation; and

(g)	such other terms and conditions as the Board deems advisable and are consistent with the purposes of this Plan.

6.2	Vesting Schedue – The Board, as applicable, shall have complete discretion to set the terms of any vesting schedule of each Option granted, including, without limitation, discretion to:

(a)	permit partial vesting in stated percentage amounts based on the Term of such Option; and

(b)	permit full vesting after a stated period of time has passed from the Date of

6.3          Amendments to Option  – Amendments to the terms of previously granted Options are subject to regulatory approval, if required. If required by the  Exchange, Disinterested Shareholder Approval shall be required for any reduction in the Option Price of a previously granted Option if the Optionee is an Insider of the Company at the time of the proposed reduction in the Option Price.

6.4      Uniformity – Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

7.	EXERCISE OF OPTION

7.1	Method of Exerfcise – Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Agreement or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof, specifying the number of Shares in respect of which the Option is exercised, to the Corporation at its principal place of business at any time after the Date of Grant until 4:00 p.m. (Toronto time) on the last day of the Term, such notice to be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised and an indication as to suitable arrangements made with the Corporation, in accordance with Section 15.7, for the receipt by the Corporation of an amount sufficient to satisfy any withholding tax requirements under applicable tax legislation in respect of the exercise of an Option (the "Withholding Obligations"). Such amounts shall be in lawful money (Canadian funds) by cash, cheque, bank draft or wire transfer. Payment by cheque made payable to the Corporation in the amount of the aggregate Option Price shall constitute payment of such Option Price unless the cheque is not honoured upon presentation, in which case the Option shall not have been validly exercised.

7.2
Issuance of Certificates  – Not later than the third business day after exercise of an Option in accordance with Section 7.1, the Corporation shall issue and deliver to the Optionee a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote  or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

7.3
Compliance with U.S. Securities Laws – As a condition to the exercise of an Option, the Board may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares. At the option of the Board, a stop-transfer order against such Shares may be placed on the stock books and records of the Corporation and a legend, indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration. The Board may also require such other documentation as may from time to time be necessary to comply with United States’ federal and state securities laws. The Corporation has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

8.	TRANSFERABILITY OF OPTIONS

8.1	Non-Transferable – Except as permitted by applicable securities laws and the policies of the Exchange, and as provided otherwise in this Section 8, Options are non-assignable and non- transferable.

8.2
Death of Optionee – Subject to Section 8.3, if the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Subsidiary Corporation, or the employment of an Optionee as an individual providing Investor Relations Activities, or the position of the Optionee as a director or senior officer of the Corporation or any Subsidiary Corporation, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee and shall be exercisable by such Qualified Successor until the earlier of a period of not more than one year following the date of such death and the expiry of the Term of the Option.

8.3
Disability of Optionee – If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Subsidiary Corporation, or the employment of an Optionee as an individual providing Investor Relations Activities for the Corporation, or the position of the Optionee as a director or senior officer of the Corporation or any Subsidiary Corporation, is terminated by reason of such Optionee’s Disability, any Options held by such Optionee that could have been exercised immediately prior to such termination of employment or service shall be exercisable by such Optionee, or by his Guardian, for a period of not more than one year following the date of such following the termination of employment or service of such Optionee. If such Optionee dies within that period of not more than one year, any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of not more than one year following the death of such Optionee and the expiry of the Term of the Option.

8.4
Vesting – Options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

8.5
Deemed Non-Interruption of Employment– Employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee’s right to reemployment with the Corporation or any Subsidiary Corporation is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Optionee’s reemployment is not so guaranteed, then the Optionee’s employment shall be deemed to have terminated on the ninety- first day of such leave.

9.	TERMINATION OF OPTIONS

9.1	Termination of Options – To the extent not earlier exercised or terminated in accordance with Section 8, an Option shall terminate at the earliest of the following dates:

(a)	the termination date specified for such Option in the Option Agreement;

(b)
where the Optionee’s position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Subsidiary Corporation, or an individual providing Investor Relations Activities for the Corporation, is terminated for cause, the date of such termination for cause;

(c)
where the Optionee’s position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Subsidiary Corporation or an individual providing Investor Relations Activities for the Corporation terminates for a reason other than the Optionee’s Disability or death or for cause, not more than 90 days after such date of termination or, if the Shares are listed only on the NEO, not more than 30 days after such person ceases to be employed to provide Investor Relations Activities; PROVIDED that if an Optionee’s position changes from one of the said categories to another category, such change shall not constitute termination or cessation for the purpose of this Subsection 9.1(c); and

(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1.

9.2
Lapsed Options – If Options are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options. If an Option has been surrendered in connection with the regranting of a new Option to the same Optionee on different terms than the original Option granted to such Optionee, then, if required, the new Option is subject to approval of the Exchange.

9.3
Exclusion from Severance Allowance, Retirement Allowance or  Termination Settlement – If the Optionee retires, resigns or is terminated from employment or engagement with the Corporation or any Subsidiary Corporation, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not vested at that time or which, if vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

10.	ADJUSTMENTS TO OPTIONS

10.1
Alteration in Capital Structure – If there is any change in the Shares through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the Exchange, and such adjustment shall be effective and binding for all purposes of the Plan.

10.2
Effect of Amalgamation, Merger or Arrangement – If the Corporation amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised the Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3
Acceleration on Change of Control – Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions  to which such Options may have otherwise been subject.

10.4
Acceleraltion of Date of Exercise – Subject to the approval of the Exchange, if required, the Board shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested.

10.5
Determinations to be Binding– If any questions arise at any time with respect to the Option Price or exercise price or number of Option Shares or other property deliverable upon exercise of an Option following an event referred to in this Section 10, such questions shall be conclusively determined by the Board, whose decisions shall be final and binding.

10.6
Effect of a takeover – If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of the Act, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject, by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund to the Optionee any Option Price paid for such Optioned Shares.

11.	APPROVAL, TERMINATION AND AMENDMENT OF PLAN

11.1	Shareholder Approval – This Plan, if the Shares are listed only on the NEO, is subject to Shareholder Approval every three years.

11.2
Power of Board to Terminate or Suspend Plan – Subject to the approval of the Exchange, if required, the Board may terminate, suspend or discontinue the Plan at any time or amend or revise the terms of the Plan; provided, however, that, except as provided in Section 10, the Board may not do any of the following without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, approval by the Corporation’s shareholders at a meeting duly held in accordance with the applicable corporate laws:

(a)	increase the maximum number of Shares which may be issued under the Plan;

(b)	materially modify the requirements as to eligibility for participation in the Plan; or

(c)	materially increase the benefits accruing to participants under the Plan;

however, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority, or as a result of changes in the policies of the Exchange relating to director, officer and employee stock options, without obtaining the approval of the Corporation’s shareholders.

11.3
No Grant during Suspension of Plan  – No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12.	CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1
Compliance with Laws – Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable United States’ state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations thereunder and the requirements of any Exchange or automated interdealer quotation system of a registered national securities association upon which such Shares may then be listed or quoted, and such issuance shall be further subject to the approval of counsel for the Corporation with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such Shares. The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Shares other than with respect to a refund of any Option Price paid.

13.	USE OF PROCEEDS

13.1
Use of Proceeds– Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Corporation and shall be used for general corporate purposes, or as the Board otherwise determines.

14.	NOTICES

14.1
Notices – All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either delivered personally to the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such personal delivery; telecopied, in which case notice shall be deemed to have been duly given on the date the telecopy is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15.	MISCELLANEOUS PROVISIONS

15.1	No Obligations to Exercise – Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2
No Obligation to Retain Optionee – Nothing contained in this Plan shall obligate the Corporation or any Subsidiary Corporation to retain an Optionee as an Employee, officer, director or Consultant for any period, nor shall this Plan interfere in any way with the right of the Corporation or any Subsidiary Corporation to reduce such Optionee’s compensation.

15.3	Binding Agreement – The provisions of this Plan and of each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

15.4	Use of Terms – Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5	Headings – The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6	No Representation or Warranty – The Corporation makes no representation or warranty as to the future value of any Shares issued in accordance with the provisions of this Plan.

15.7
Income Taxes – Upon the exercise of an Option by an Optionee, the Corporation shall have the right to require the Optionee to remit to the Corporation an amount sufficient to satisfy any Withholding Obligations relating thereto under applicable tax legislation. Unless otherwise prohibited by the Board or by applicable law, satisfaction of the amount of the Withholding Obligations (the "Withholding Amount") may be accomplished by any of the following methods or by a combination of such methods as determined by the Corporation in its sole discretion:

(a)	the tendering by the Optionee of cash payment to the Corporation in an amount less than or equal to the Withholding Amount; or

(b)
the withholding by the Corporation from the Shares otherwise due to the Optionee such number of Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the Withholding Amount (net of selling costs). By executing and delivering the Option Agreement, the Optionee shall be deemed to have consented to such sale and have granted to the Corporation an irrevocable power of attorney to effect the sale of such Shares and to have acknowledged and agreed that the Corporation does not accept responsibility for the price obtained on the sale of such Shares; or

(c)
the withholding by the Corporation from any cash payment otherwise due by the Corporation to the Optionee, including salaries, directors fees, consulting fees and any other forms of remuneration, such amount of cash as is required to pay and satisfy the Withholding Amount;

•	provided, however, in all cases, that the sum of any cash so paid or withheld and the fair market value of any Shares so withheld is sufficient to satisfy the Withholding Amount.

•
The provisions of the Option Agreement shall provide that the Optionee (or their beneficiaries) shall be responsible for all taxes with respect to any Options granted under the Option Plan and an acknowledgement that neither the Board nor the Corporation shall make any representations or warranties of any nature or kind whatsoever to any person regarding the tax treatment of Options or payments on account of the Withholding Amount made under the Option Plan and none of the Board, the Corporation, nor any of its employees or representatives shall have any liability to an Optionee (or its beneficiaries) with respect thereto.

15.8
 Compliance with Applicable Law – If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange or over the counter market having authority over the Corporation or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

15.9	Conflict – In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

15.10	Governing Law – This Plan and each Option Agreement issued pursuant to this Plan shall be governed by the laws of the Province of Ontario.

15.11	Time of Essence – Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be, or to operate as, a waiver of the essentiality of time.

15.12
Entire Agreement – This Plan and the Option Agreement sets out the entire agreement between the Corporation and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

16.	EFFECTIVE DATE OF PLAN

16.1
Ef fective date of Plan  – This Plan shall be effective on the later of the day of its approval by the shareholders of the Corporation given by way of ordinary resolution and the day of its acceptance for filing by the Exchange.

SCHEDULE “C”

DEFI TECHNOLOGIES INC. (the “Corporation”)
 DSU PL AN

(Please see attached)

DEFI TECHNOLOGIES INC.
Deferred Share Unit Plan ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1
For purposes of this Deferred Share Unit Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Act” means the Business Corporations Act (Ontario) or its successor, as amended from time to time;
(b)	“Board” means the board of directors of the Corporation;
(c)	“Change of Control” means the occurrence of any one or more of the following events:
(i)
a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its affiliates and another corporation or other entity, as a result of which the holders of Common Shares immediately prior to the completion of the transaction hold less than 25% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)
the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Subsidiaries which have an aggregate book value greater than 25% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its Subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;
(iv)
any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)
as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization  or  acquisitions  involving  the  Corporation  or  any  of  its affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Corporation for election to the Board (or replacements designated by such nominees) shall not constitute a majority of the Board; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.
(d)
“Committee” means the Board or if the Board so determines in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan, which may include any compensation committee of the Board;

(e)	“Common Shares” means the common shares of the Corporation;
(f)	“Consultant” means, with respect to a corporation, a person, other than an Employee, Executive Officer, or Director of such corporation or of a Related Entity of such corporation, that:
(i)	is engaged to provide services to such corporation or a Related Entity of such corporation, other than services provided in relation to a distribution;
(ii)	provides the services under a written contract with such corporation or a Related Entity of such corporation, and
(iii)	spends or will spend a significant amount of time and attention on the affairs and business of such corporation or a Related Entity of such corporation;
and includes:

(iv)	for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner, and
(v)
for a Consultant that is not an individual, an Employee, Executive Officer, or Director of the Consultant, provided that the individual Employee, Executive Officer, or Director spends or will spend a significant amount of time and attention on the affairs and business of the issuing corporation or a Related Entity of such corporation;

(g)	“Corporation” means DeFi Technologies Inc., a corporation existing under the Act;
(h)
“Deferred Share Unit” or “DSU” means a unit credited by way of a bookkeeping entry in the books of the Corporation and administered pursuant to the Plan, representing the right to receive one Common Share;

(i)	“Designated Affiliate” means an affiliate of the Corporation designated by the Committee for purposes of the Plan from time to time;
(j)	“Director” means a member of the Board from time to time;
(k)
“Disinterested Shareholder Approval” means approval by a majority of the votes cast by all the Corporation’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to shares of the Corporation beneficially owned by Insiders to whom DSUs may be granted under the Plan and their associates and affiliates;

(l)	“DSU Grant Letter” has the meaning ascribed in Section 3.04;
(m)	“DSU Issue Date” means the date on which the Committee determines to grant Deferred Share Units to an Eligible Person;
(n)	“DSU Payment” means
(i)
if the DSU Issue Date of a DSU is prior to June 14, 2021, a cash payment by the Corporation to a Participant equal to the Market Value of a Common Share on the Separation Date multiplied by the number of

DSUs held by the Participant on the Separation Date;
(ii)
if the DSU Issue Date of a DSU is on or after June 14, 2021, the issuance of Common Shares by the Corporation to a Participant equal to the number of Deferred Share Units held by the Participant on the Separation Date;

(o)	“DSU Trust” has the meaning ascribed thereto in Section 8.01;
(p)	“Eligible Person” means a person who, at the relevant time:
(i)	is a Director of the Corporation or of a Related Entity
(ii)	is an Executive Officer of the Corporation or of a Related Entity
(iii)	is an Employee of the of the Corporation or of a Related Entity; or
(iv)	is a Consultant of the Corporation or of a Related Entity;
(q)	“Employee” means, with respect to a corporation:
(i)	an individual who is considered an employee of the corporation or a Related Entity of the corporation under the Income Tax Act;
(ii)
an individual who works full-time for the corporation or a Related Entity of the corporation providing services normally provided by an employee and who is subject to the same control and direction by the corporation or the Related Entity of the corporation over the details and methods of work as an employee of the corporation or the Related Entity of the corporation, but for whom income tax deductions are not made at source, or

(iii)
an individual who works for the corporation or a Related Entity of the corporation on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the corporation or the Related Entity of the corporation over the details and methods of work as an employee of the corporation or the Related Entity of the corporation, but for whom income tax deductions are not made at source.

(r)
“Event of Termination” means the termination of the employment of a Participant as an employee or the cessation of a Participant as a Director, Executive Officer, Employee or Consultant, in any of the foregoing circumstances for any reason whatsoever, but provided that the Participant does not thereafter continue in the capacity of a Director, Executive Officer, Employee or Consultant. In the case of a termination of the employment of a Participant with the Corporation, the date of the Event of Termination shall be the date of the cessation of such Participant’s employment with the Corporation regardless of whether he or she is entitled to notice of termination or payment at law or under the terms of any employment contract and regardless of whether the termination of employment was lawful or unlawful. In the case of a cessation of a Participant as a Director or Executive Officer, the date of the Event of Termination shall be the date that such Participant ceases to serve in such capacity. In the case of a cessation of a Participant as a Consultant, the date of the Event of Termination shall be the date that the Corporation’s contractual arrangement for services with such Participant terminates.
(s)
“Exchange” means the NEO Exchange or, if the Common Shares are no longer listed for trading on the NEO Exchange, such other exchange or quotation system on which the Common Shares are listed or quoted for trading;

(t)	“Executive Officer” means, in respect of a corporation, an individual who is:
(i)	a chair, vice-chair or president;
(ii)	a vice-president in charge of a principal business unit, division or function including sales, finance or production; or
(iii)	performing a policy-making function in respect of the corporation;
(u)	“Insider” has the meaning as set out in the Toronto Stock Exchange Company Manual;
(v)	“Investor Relations Activities” has the meaning ascribed to such term in the Securities Act;
(w)
“Market Value” means the weighted average trading price of the Common Shares on the Exchange for the five consecutive trading days immediately prior to the date as of which Market Value is determined. If the Common Shares are not trading on the Exchange, then the Market Value shall be determined based on the trading price on such stock exchange or over-the-counter market on which the Common Shares are listed and posted for trading. If the Common Shares are not listed and posted for trading on any stock exchange or over-the-counter market, then Market Value shall be the fair market value of such Common Shares as determined by the Committee in its sole discretion;

(x)
“NEO Manual” means the corporate finance manual published by the Exchange, as amended from time to time, or if the Common Shares are no longer listed for trading on the Exchange, the policies of such other exchange or quotation system on which the Common Shares are listed or quoted for trading;

(y)	“Participant” for the Plan means each Eligible Person to whom Deferred Share Units are issued;
(z)
“Person” means any individual, firm, partnership, limited partnership, limited liability company or partnership, unlimited liability company, joint stock company, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar meaning;

(aa) “Plan” means the deferred share unit plan described in Article 3 hereof;
(bb)  “Related Entity” means, for a corporation, a person that controls or is  controlled by the corporation or that is controlled by the same person that controls the corporation;
(cc) “Required Regulatory Approval” means the approval of the Exchange and/or such other regulatory administrative or legal authorities as required for the issuance of Common Shares from treasury to satisfy the DSU Payment obligation of the Corporation under any DSUs;
(dd) “Required Shareholder Approval” means the approval, if any,  by  the shareholders of the Corporation, as required pursuant to applicable laws and Exchange rules and policies for the issuance of Common Shares from treasury to satisfy the DSU Payment obligations of the Corporation under any DSUs;
(ee) “Separation Date” means the date on which an Event of Termination occurs with respect to a Participant, or the date on which a Participant otherwise ceases to be an Eligible Person for any reason whatsoever, including the death of such Eligible Person;
(ff) “Security-Based Compensation Arrangement” shall include:
(i)	stock option plans for the benefit of employees, Insiders, service providers, or any one of such groups;
(ii)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;
(iii)	stock appreciation rights involving issuances of securities from treasury;
(iv)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation;
(v)	security purchases from treasury by an employee, Insider, or service provider which is financially assisted by the Corporation by any means whatsoever;
(vi)	and for the avoidance of doubt, “Security-Based Compensation Arrangements” shall expressly exclude securities issued pursuant to employment inducements.
(gg) “Subsidiary” means a corporation which is a subsidiary of the Corporation as defined under the Act;
(hh) “Voting Securities” means Common Shares and/or any other securities (other than debt securities) of the Corporation or a successor entity that carry a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.2	Securities Definitions
In the Plan, the term “affiliate”, shall have the meaning given to such term in the Securities Act
(Ontario).
1.3	Headings
The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.
1.4	Context, Construction
Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.
1.5	References to this Plan
The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.
1.6	Canadian Funds
Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE DEFERRED SHARE PLAN
2.1	Purpose of the Plan
The purpose of the Plan is to strengthen the alignment of interests between Eligible Persons and the shareholders of the Corporation. In addition, the Plan has been adopted for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of Eligible Persons, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging commitment and performance due to the opportunity offered to such Eligible Persons to receive compensation in line with the value of the Common Shares.
2.2	Administration of the Plan
The Plan shall be administered by the Committee, and the Committee shall have full discretionary authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be final and binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan, and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. The Plan shall remain an unfunded obligation of the Corporation and the rights of Participants under the Plan shall be general unsecured obligations of the Corporation. All costs incurred in connection with the Plan shall be for the account of the Corporation.

2.3	Delegation to the Committee
All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors, including any compensation committee of the Board.
2.4	Record Keeping
The Corporation shall maintain a register in which shall be recorded:
(a)	the name and address of each Participant in the Plan;
(b)	the number of Deferred Share Units granted to each Participant under the Plan; and
(c)	the date and price at which Deferred Share Units were granted.
ARTICLE 3 DEFERRED SHARE UNIT PLAN

3.1	Establishment of Plan
The Plan is hereby established for Eligible Persons.
3.2	Grants of DSUs
The Committee may grant DSUs under this Plan at such time and in such amounts as it may determine, which DSUs shall be subject to the terms and vesting conditions, if any, set out in the resolution of the Committee approving such grant.
3.3	Redemption
Each vested Deferred Share Unit held by a Participant who ceases to be an Eligible Person shall be redeemed by the Corporation on the relevant Separation Date for a DSU Payment (less any applicable taxes and other source deductions required to be withheld by the Corporation) to be made to the Participant (or after the Participant’s death, a dependent, relative or legal representative of the Participant) on such date as the Corporation determines not later than 60 days after the Separation Date, without any further action on the part of the holder of the Deferred Share Unit in accordance with this Article 3. On settlement, the Corporation shall, for each such vested DSU, deliver to the Participant one Common Share. Any issuance of Common Shares under the Plan is subject to Required Regulatory Approval and Required Shareholder Approval. No amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to compensate for a downward fluctuation in the value of the Common Shares of the Corporation nor will any other form of benefit by conferred upon, or in respect of, a Participant for such purpose. Share certificates or other evidence of Common Shares issued pursuant to this section shall bear any legend as may be required by applicable securities laws or Exchange rules.

If a DSU is subject to vesting condition(s), the Participant holding such DSU shall not be entitled to the DSU Payment if the Participant ceases to be an eligible Participant, other than if the Participant ceases to be an eligible Participant in the event of, in connection with, or as a result of, a Change of Control, prior to the vesting condition(s) having been satisfied, and such DSU shall then be deemed cancelled. In the event of a Change of Control, each DSU shall automatically vest and be redeemable upon the occurrence of the Separation Date in accordance with the preceding paragraph.
3.4	Deferred Share Unit Letter
Each grant of Deferred Share Units under the Plan shall be evidenced by a letter of the Corporation (a “DSU Grant Letter”). Such Deferred Share Units shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions, including without limitation vesting conditions, which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a DSU Grant Letter. The provisions of the various DSU Grant Letters entered into under the Plan need not be identical, and may vary from Participant to Participant or according to the date of grant.
The delivery of certificates representing the Common Shares to be issued in settlement of DSUs, as applicable, will be contingent upon the fulfillment of any requirements set out in the DSU Grant Letter or applicable provisions of laws.
3.5	Dividends
In the event that a dividend (other than stock dividend) is declared and paid by the Corporation on Common Shares, a Participant will be credited with additional Deferred Share Units. The number of such additional Deferred Share Units will be calculated by dividing the total amount of the dividends that would have been paid to the Participant if the Deferred Share Units in the Participant’s account on the dividend record date had been outstanding Common Shares (and the Participant held no other Common Shares), by the closing price of a Common Share on the Exchange on the date on which the dividends were paid on the Common Shares.
3.6	Term of the Plan
The Plan, as set forth herein, shall be deemed to become effective as of the date first written above. The Plan shall remain in effect until it is terminated by the Board. Upon termination of the Plan, the Corporation shall redeem all remaining Deferred Share Units under Section 3.03 above, as at the applicable Separation Date for each of the remaining Participants.
ARTICLE 4
COMMON SHARES SUBJECT TO THE PLAN AND PARTICIPATION LIMITS
4.1	Common Shares Subject to the Plan.
Subject to adjustment under the provisions of Article 7, the aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all DSUs granted under this Plan is equal to 5% of the number of issued Common Shares at the date of grant of a DSU.

4.2	Common Shares Available for Future Grants.
Any Common Shares subject to DSUs which for any reason expires without having been exercised or is forfeited or terminated shall again be available for future DSU grants under the Plan.
4.3	Participation Limits.
The Plan, when combined with all of the Corporation’s other previously established Security Based Compensation Arrangements, including the limitation imposed on the maximum number of Common Shares which may be issued pursuant to the exercise or redemption and settlement of DSUs set out in Section 4.01 above, shall not result at any time in the grant of DSUs:
(a)
to any one Person in any 12 month period which could, when exercised, result in the issuance of Common Shares exceeding 5% of the issued and outstanding Common Shares of the Corporation, calculated at the DSU Issue Date, unless the Corporation has obtained the requisite Disinterested Shareholder Approval to the grant;

(b)
to any one Consultant in any 12 month period which could, when exercised, result in the issuance of Common Shares exceeding 2% of the issued and outstanding Common Shares of the Corporation, calculated at the DSU Issue Date;

(c)
in any 12 month period, to Persons employed or engaged by the Corporation to perform Investor Relations Activities which could, when exercised, result in the issuance of Common Shares exceeding, in aggregate, 2% of the issued and outstanding Common Shares of the Corporation, calculated at the DSU Issue Date;

(d)	a number of Common Shares issuable to Insiders at any time exceeding 10% of the issued and outstanding Common Shares;
(e)	to Insiders, within a 12 month period, of a number of Common Shares issued exceeding 10% of the issued shares of the Corporation;
(f)
a number of Common Shares (i) issuable to all non-executive directors exceeding 1% of the issued and outstanding Common Shares, or (ii) issuable to any one non- executive director within a one-year period exceeding an DSU grant value of $150,000 per such non-executive director, based on a valuation method acceptable to the Board.

Any entitlement to acquire Common Shares granted pursuant to the Plan or other Securities Based Compensation Arrangement prior to the Participant becoming an Insider shall be excluded for the purposes of the limits set out in this Section 4.03.

4.4	Fractional Shares.
No fractional Common Shares shall be issued upon the settlement of DSUs in Common Shares, and the Board may determine the manner in which fractional share value shall be treated.
ARTICLE 5 WITHHOLDING TAXES

5.01     Withholding Taxes
The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts that the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any DSU or DSU Payment, including, without limiting the generality of the foregoing, the withholding of all or any portion of any DSU Payment or the withholding of the issue of Common Shares to be issued under the Plan (if applicable), until such time as the Participant has paid to, or made satisfactory arrangements for the payment to, the Corporation or any Designated Affiliate for any amount that the Corporation or Designated Affiliate is required by law to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan, which provide for the sale, on behalf of the Participant, of Common Shares (or a portion thereof) in the market upon the issuance of such shares under the Plan, to satisfy the Corporation’s or Designated Affiliate’s withholding obligations under the Plan.

6.1	Amendments to the Plan

ARTICLE 6 GENERAL

The Board may amend the Plan or DSU grants at any time without obtaining shareholder approval, provided, however, that no such amendment may materially and adversely affect any DSUs previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including Exchange requirements). Any amendment under this Section shall be subject to all necessary regulatory approvals.
6.2	Amendments to the Plan Requiring Shareholder Approval
Notwithstanding Section 6.01, no amendments to the Plan or DSU grants to:
(a)	extend the date on which a DSU will be forfeited or terminated in accordance with its terms;
(b)	increase the maximum number of Common Shares reserved for issuance under the Plan;
(c)	revise the participation limits set out in Section 4.03;
(d)	revise Section 6.03 to permit DSUs granted under the Plan to be transferable or assignable other than for estate settlement purposes;
(e)	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the NEO Company Manual); or
(f)
revise the amending provisions set forth in Section 6.01 or 0; shall be made without obtaining approval of the shareholders of the Corporation or Disinterested Shareholder Approval, as applicable, in accordance with the requirements of the Exchange.

6.3	Non-Assignable
Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Deferred Share Unit and no other right or interest of a Participant is assignable or transferable, and any such assignment or transfer in violation of this Plan shall be null and void.
6.4	Rights as a Shareholder and Director
No holder of any Deferred Share Units shall have any rights as a shareholder of the Corporation at any time. Nothing in the Plan shall confer on any Eligible Person the right to continue as a Director of the Corporation or as a director or any affiliate or interfere with the right to remove such director.
6.5	No Contract of Employment
Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.
6.6	Adjustment in Number of Payments Subject to the Plan
In the event there is any change in the Common Shares, whether by reason of a stock dividend, stock split, reverse stock split, consolidation, subdivision, reclassification or otherwise, an appropriate proportionate adjustment shall be made by the Committee with respect to the number of Deferred Share Units then outstanding under the Plan as the Committee, in its sole discretion, may determine to prevent dilution or enlargement of rights. If such adjustments, as determined by the Committee, shall be conclusive, final and binding for all purposes of the Plan.
6.7	No Representation or Warranty
The Corporation makes no representation or warranty as to the future value of any rights under the Deferred Share Units issued in accordance with the provisions of the Plan. No amount will be paid to, or in respect of, an Eligible Person under this Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to such Eligible Person to compensate for a downward fluctuation in the price of the Common Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Person for such purpose.
6.8	Compliance with Applicable Law
If any provision of the Plan or any Deferred Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.
6.9	Interpretation
This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

6.10	Unfunded Benefit
All DSU Payments to be made constitute unfunded obligations of the Corporation payable solely from its general assets and subject to the claims of its creditors. The Corporation has not established any trust or separate fund to provide for the payment of benefits hereunder.
ARTICLE 7 ADJUSTMENTS
7.1
The number and kind of Common Shares to which a DSU grant pertains shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded.

7.2
If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Common Shares or other securities subject to a DSU grant in consequence thereof and the DSU grant shall remain unaffected.

7.3	The adjustments provided for in this Article 7 shall be cumulative.
7.4
On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding DSU grants (and the Plan).

ARTICLE 8 DSU TRUST
8.01     Establishment and Funding of DSU Trust
At the election of the Committee, the Corporation may settle a trust (the “DSU Trust”) for the purposes of the Plan. The DSU Trust shall be funded from time to time by payments made to the DSU Trust by the Corporation for the purpose of enabling the DSU Trust to satisfy the Corporation’s obligations under this Plan that, at the election of the Committee, may include purchasing Common Shares in the open market or pursuant to private transactions with third parties (other than the Corporation) sufficient Common Shares to satisfy the Corporation’s obligation to make DSU Payments. All assets acquired under the Plan as a result of Corporation contributions, income and other additions to the DSU Trust shall be held in trust by the trustee in accordance with the provisions of the trust agreement and this Plan and administered, distributed and otherwise governed by the provisions of this Plan and the trust agreement as amended from time to time.

9.1	Governing Law

ARTICLE 9 MISCELLANEOUS

The Plan shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein.
9.2	Regulatory and Shareholder Approval
The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required. Any DSU grants granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such DSU grants may be exercised or shall vest unless such approval and acceptance is given.
The Plan shall be subject to the approval of the shareholders of the Corporation (or if required, Disinterested Shareholder Approval) to be sought at the Corporation’s next duly called annual general meeting.
9.3	Effective Date of the Plan
The Plan is dated with effect as of the effective date, as amended on August 15, 2021

SCHEDULE “D” CHANGE OF AUDITOR NOTICE
Change of Auditor Notice

TO:        Alberta Securities Commission
British Columbia Securities Commission Ontario Securities Commission
Nova Scotia Securities Commission

On August 13, 2021, McGovern Hurley LLP, Chartered Accountants, (“McGovern”), resigned as auditors of DEFI TECHNOLOGIES INC. (the “Corporation”) on its own initiative. On the recommendation of the Audit Committee, the Board of Directors of the Corporation approved a proposal to engage the accounting firm of RSM Canada LLP, Chartered Accountants, (“RSM”) as auditors for the Corporation for 2021. The Corporation will ask that the shareholders of the Corporation ratify the appointment of RSM at the next annual and special meeting of the shareholders of the Corporation, to be held in September, 2021

McGovern did not express any modified opinion in their auditor's reports for the financial statements of the Corporation for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued and preceding the resignation of McGovern.

The Corporation has requested McGovern and RSM to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

It is the Corporation's opinion that there have been no reportable events within the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

DATED the 13th day of August, 2021

DEFI TECHNOLOGIES INC.

(SIGNED) “RYAN PTOLEMY”

Name: Ryan Ptolemy
Title: Chief Financial Officer

SCHEDULE “D” FORMER AUDITOR LETTER
(Please see attached)

August 13, 2021

To:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re:  Defi Technologies Inc. – Change of Auditor of Reporting Issuer

We have reviewed the information contained in the Notice of Change of Auditor dated August 13, 2021 of Defi Technologies Inc. (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.
Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to the successor auditor.
Yours very truly, McGovern, Hurley LLP

Chartered Professional Accountants Licensed Public Accountants

SCHEDULE “E” SUCCESSOR AUDITOR LETTER
(Please see attached)

August 13, 2021
Alberta Securities Commission
British Columbia Securities Commission Ontario Securities Commission
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re:        DeFi Technologies Inc. (the “Corporation”)
 Notice of Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated August 13, 2021 delivered to us by the Corporation in respect of the change of auditor of the Corporation.
Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein as they relate to RSM Canada LLP.

Yours truly,
RSM Canada LLP
Chartered Professional Accountants Licensed Public Accountants

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

DeFi Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

DeFi Technologies Inc.

Table of Contents

Condensed consolidated interim statements of financial position	3
Condensed consolidated interim statements of operations and comprehensive income (loss)	4
Condensed consolidated interim statements of cash flows	5
Condensed consolidated interim statements of changes in equity (deficiency)	6
Notes to the condensed consolidated interim financial statements	7-30

2

DeFi Technologies Inc.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
	Note	June 30,	December 31,
		2021	2020
		$	$

Assets
Current
Cash	17	9,214,585	332,075
Amounts receivable	4,17	412,619	-
Public investments, at fair value through profit and loss	3,17	19,459,981	665,740
Prepaid expenses and deposits	5,17	1,547,619	141,386
Digital assets, at fair value through profit and loss	6	124,291,358	636,600
Total current assets		154,926,162	1,775,801

Convertible promissory note	7	123,940	-
Private investments, at fair value through profit and loss	3,17	10,525,248	2,920,243
Digital assets, at fair value through profit and loss	6	1,280,294	-
Property plant and equipment	8	23,032	-
Right of use assets	9	38,240	-
Intangible assets	10,11,12	56,267,817	-
Goodwill	11,12	38,588,004	-
Investment in associate	10	-	2,600,000
Total assets		261,772,737	7,296,044

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	13,17,19	124,714,496	992,248
Total current liabilities		124,714,496	992,248

Non-current liabilities
Lease liabilities	9	38,240	-
Total liabilities		124,752,736	992,248

Shareholders’ equity
Common shares	15(b)(c)	165,641,062	23,357,691
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	16	9,091,660	1,190,995
Accumulated other comprehensive (loss)		(130,780)	-
(Deficit)		(41,903,291)	(22,566,240)
Total equity		137,020,001	6,303,796
Total liabilities and equity		261,772,737	7,296,044
Nature of operations and going concern	1
Commitments and contingencies	20
Subsequent events	21

Approved on behalf of the Directors:

“Tito Gandhi”	“Bernard Wilson”
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

3

DeFi Technologies Inc.
Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss) Income
(Expressed in Canadian dollars)
		Three months ended June 30,		Six months ended June 30,
	Note	2021	2020	2021	2020
		$	$	$	$

Revenues
ETP trading		2,504,214	-	2,504,214	-
Other trading income		16,572	-	16,572	-
Lending income		65,956	-	65,956	-
Realized (loss) on digital assets		(3,950,265)	-	(3,950,265)	-
Unrealized (loss) on digital assets		(48,119,403)	-	(45,527,366)	-
Unrealized gain on ETP holders		49,823,748	-	49,823,748	-
Realized gain (loss) on investments, net		10,073	4,240	(1,915,040)	(197,863)
Unrealized (loss) gain on investments, net		(2,274,452)	279,670	319,747	286,165
Interest income		3,130	-	3,364	-
Total revenue		(1,920,427)	283,910	1,340,930	88,302

Expenses
Operating, general and administration	14,19	8,474,141	74,553	12,343,106	201,161
Depreciation - property, plant and equipment	8	1,144	-	1,144	-
Depreciation - right of use assets		16,089	-	16,089	-
Depreciation - intangibles	10,11,12	993,350	-	1,195,183	-
Finance costs		464,772	-	464,772	-
Transaction costs		354,291	141	361,677	1,592
Foreign exchange (gain) loss		(31,420)	(5,924)	(42,617)	1,361
Total expenses		10,272,367	68,770	14,339,354	204,114
(Loss) income before other items		(12,192,794)	215,140	(12,998,424)	(115,812)

Other items
Excess purchase price over fair value of assets assumed (expensed)	10	-	-	(6,044,968)	-
Net (loss) income for the period		(12,192,794)	215,140	(19,043,392)	(115,812)
Other comprehensive loss
Foreign currency translation loss		(129,082)	-	(130,780)	-
Net (loss) income and comprehensive (loss) income for the period		(12,321,876)	215,140	(19,174,172)	(115,812)

(Loss) income per share
Basic and diluted		(0.06)	0.01	(0.11)	(0.00)

Weighted average number of shares outstanding:
Basic and diluted		203,488,168	42,612,532	178,429,695	42,063,082

See accompanying notes to these condensed consolidated interim financial statements

4

DeFi Technologies Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
	Note	Six months ended June 30,
		2021	2020
		$	$

Cash (used in) provided by operations:
Net (loss) for the period		(19,043,392)	(115,812)
Adjustments to reconcile net (loss) to cash (used in) operating activities:
Share-based payments	16	8,248,672	-
Interest income		(3,364)
Interest expense		464,772
Depreciation	8	1,212,416	-
Realized loss on investments, net		1,915,040	197,863
Unrealized (gain) on investments, net		(319,747)	(286,165)
Realized loss on digital assets, net		3,950,265
Unrealized (gain) on digital assets, net		45,527,366	-
ETP trading		(2,504,214)
Unrealized gain on ETP holders		(49,823,748)
Transaction costs	10	6,044,968	-
Unrealized loss (gain) on foreign exchange		(45,513)	1,360
		(4,376,479)	(202,754)
Adjustment for:
Purchase of digital assets	6	(190,404,477)	-
Disposal of digital assets	6	83,385,099	-
Purchase of investments		(75,787)	(65,000)
Disposal of investments		1,081,741	79,130
Loan provided		(121,560)	-
Change in prepaid expenses and deposits		(1,132,602)	5,319
Change in accounts payable and accrued liabilities		(1,160,812)	(373,901)
Net cash (used in) from operating activities		(112,804,877)	(557,206)

Investing activities
Equipment purchased		(13,733)	-
Lease payment		(14,883)	-
Cash received from acquisiton of subsidiary	12	3,859,430	-
Net cash (used in) investing of activities		3,830,814	-

Financing activities
Proceeds from ETP holders		200,751,972	-
Payments to ETP holders		(93,491,529)	-
Proceeds from issuance of shares	15	9,614,450	600,000
Share issuance costs	15	(309,902)	(7,388)
Proceeds from exercise of warrants	15,16	1,865,961	-
Proceeds from exercise of options	15,16	128,790	-
Shares repuchased pursuant to NCIB		(663,090)	-
Net cash provided by financing activities		117,896,653	592,612

Effect of exchange rate changes on cash		(40,080)	6

Change in cash		8,882,510	35,412
Cash, beginning of period		332,075	4,762
Cash, end of period		9,214,585	40,174

Supplemental information:
Shares issued for DeFi Holdings Inc.		19,800,000	-
Shares issued for Valour Structured Products, Inc.		90,769,946	-
Shares issued for Hive Blockchain Technologies Ltd		16,000,000	-
Shares issued for SDK:meda, LLC		4,050,000	-

See accompanying notes to these condensed consolidated interim financial statements

5

DeFi Technologies Inc.

Condensed Consolidated Intermin Statements of Changes in Equity (Deficiency)

(Expressed in Canadian dollars)

	Number of Common	Common	Number of Preferred	Preferred	Share-based payments		Share-based Payments	Accumulated other comprehensive
	Shares	Shares	Shares	Shares	Options	Warrants	Reserve	(loss)	(Deficit)	Total

Balance, December 31, 2020	103,405,361	$23,357,691	4,500,000	$4,321,350	$276,407	$914,588	$1,190,995	$-	$(22,566,240)	$6,303,796
Private Placement	5,000,000	10,000,000	-	-	-	-	-	-	-	10,000,000
Share issue costs	-	(309,902)	-	-	-	-	-	-	-	(309,902)
Shares issued for acquisitions	77,934,316	110,569,946	-	-	-	-	-	-	-	110,569,946
Shares issued for investments	13,000,000	20,050,000	-	-	-	-	-	-	-	20,050,000
NCIB	(458,100)	(362,806)	-	-	-	-	-	-	(300,284)	(663,090)
Warrants exercised	9,450,228	1,865,961	-	-	-	-	-	-	-	1,865,961
Value of warrants exercised	-	259,787	-	-	-	(259,787)	(259,787)	-	-	-
Option exercised	816,400	128,790	-	-	-	-	-	-	-	128,790
Value of options exercised	-	81,595	-	-	(81,595)	-	(81,595)	-	-	-
Options cancelled	-	-	-	-	(6,625)	-	(6,625)	-	6,625	-
Share-based payments	-	-	-	-	8,248,672	-	8,248,672	-	-	8,248,672
Net (loss) and comprehensive (loss) for the period	-	-	-	-		-	-	(130,780)	(19,043,392)	(19,174,172)
Balance, June 30, 2021	209,148,205	$165,641,062	4,500,000	$4,321,350	8,436,859	$654,801	$9,091,660	$(130,780)	$(41,903,291)	$137,020,001

Balance, December 31, 2019	41,513,631	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$-	$(24,667,173)	$(1,165,565)
Private Placement	20,000,000	600,000	-	-	-	-	-	-	-	600,000
Warrants issued	-	(109,953)	-	-	-	109,953	109,953	-	-	-
Broker warrants issued	-	-	-	-	-	1,548	1,548	-	-	1,548
Share and warrant issue costs	-	(7,299)	-	-	-	(1,637)	(1,637)	-	-	(8,936)
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	(115,812)	(115,812)
Balance, June 30, 2020	61,513,631	$19,303,598	4,500,000	$4,321,350	$198,969	$270,303	$469,272	$-	$(24,782,985)	$(688,765)

See accompanying notes to these condensed consolidated interim financial statements

6

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company shares trade on the NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at June 30, 2021, the Company has working capital of $30,211,666 (December 31, 2020 - $785,553), including cash of $9,214,585 (December 31, 2020 - $332,075) and an accumulated deficit of $41,903,291 (December 31, 2020 - $22,566,240). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual audited financial statements for the years ended December 31, 2020 and 2019, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on August 13, 2021.

7

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(b)	Basis of preparation

These condensed consolidated interim financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

The Company’s condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency for the Company and its subsidiaries Electrum Streaming Inc. and DeFi Capital Inc. (formerly DeFi Holdings Inc.) is the Canadian dollar. The functional currency of DeFi Holdings (Bermuda) Ltd, Valour Inc. (formerly Valour Structured Products, Inc.), Catenafin AG and C de Geer 2 AB is the United States dollar.

Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains and losses are included in operations.

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the period end exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as exchange differences on translating foreign operations in Accumulated Other Comprehensive Income (“AOCI”).

(c)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are decondensed consolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiary Electrum Streaming Inc., DeFi Capital Inc., DeFi Holdings (Bermuda) Ltd., Valour Inc., Catenafin AG and C de Geer 2 AB. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(d)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

8

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgments, estimates and assumptions (continued)

(i)	Accounting for Digital Assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair Value for Bitcoin, Cardano, Ethereum and Polkadot is determined by taking the price at 17:30 CET from Kraken and Coinbase exchanges. Fair value for the other digital assets is determined by taking the last closing price in the range (UTC time) from www.coinmarketcap.com.

(ii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value. Refer to Notes 3 and 17 for further details.

(iii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 17 for further details.

(iv)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk- free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

(v)	Business combination

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.

9

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(vi)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(vii)	Contingencies (See Note 20 for details)

(e)	New and future accounting changes

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on January 1, 2021 or later. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the financial statements.

IFRS 10 – Condensed consolidated interim Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e., costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g., contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

10

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss

At June 30, 2021, the Company’s investment portfolio consisted of six publicly traded investments and seven private investments for a total estimated fair value of $29,985,229 (December 31, 2020 – three publicly traded investments and three private investments at a total estimated fair value of $3,585,983).

Public Investments

At June 30, 2021, the Company’s six publicly traded investments had a total fair value of $19,459,981.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Abaxx Technologies Inc.*		19,900 common shares	67,268	69,451	0.4%
DeFi Technologies Inc.*	(i)	4,000,000 common shares	400,000	3,600,000	18.5%
Flora Growth Corp.**	(i)	336,833 common shares	999,334	1,552,992	8.0%
Hive Blockchain Technologies Ltd		4,000,000 common shares	16,000,000	14,160,000	72.7%
Medivolve Inc.	(i)	55,000 common shares	6,600	3,850	0.0%
Silo Wellness Inc.	(i)	491,250 common shares	49,125	73,688	0.4%
Total public investments			$17,522,327	$19,459,981	100.0%
(i)	Investments in related party entities
*	Held by Valour Inc.
**	Became publicly traded investment in May 2021

At December 31, 2020, the Company’s three publicly traded investments had a total fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$6,600	$22,000	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	545,490	81.9%
Silo Wellness Inc.**	(i)	982,500 common shares	49,125	98,250	14.8%
Total public investments			$2,717,977	$665,740	100.0%
*	formerly QuestCap Inc.
*	formerly Yukoterre Resources Inc.
(i)	Investments in related party entities - see Note 19
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

11

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss (continued)

Private Investments

At June 30, 2021, the Company’s seven private investments had a total fair value of $10,525,248.

Private Issuer	Note	Security description	Cost	Estimated % Fair Value of FV
3iQ Corp.*		187,007 common shares	$1,122,042	$3,740,140	35.5%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,003,862	19.0%
Clover Inc.		Rights to certain equity	50,076	49,576	0.5%
Luxor Technology Corporation		Rights to certain preferred shares	203,847	619,700	5.9%
SDK:meta, LLC		1,000,000 membership units	4,050,000	4,050,000	38.5%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	24,788	0.2%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	37,182	0.4%
Total private investments			$7,488,054	$10,525,248	100.0%

(i)	Investments in related party entities

* Held by Valour Inc.

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

Private Issuer	Note	Security description	Cost	Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%
Total private investments			$3,023,614	$2,920,243	100.0%
(i)	Investments in related party entities - see Note 19

4.	Amounts receivable

	30-Jun-21	31-Dec-20
Share subscription receivable (Note 15)	$ 385,550	$ -
Other receivable	27,069	-
	$ 412,619	$ -

5.	Prepaid expenses and deposits

	30-Jun-21	31-Dec-20
Prepaid insurance	$6,373	$13,326
Prepaid investment	-	128,060
Prepaid expenses	1,541,246	-
	$1,547,619	$141,386

12

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets

As at June 30, 2021, the Company’s digital assets consisted of the below digital currencies, with a fair value of $125,571,652. Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value for Bitcoin, Cardano, Ethereum and Polkadot is determined by taking the price at 17:30 CET from Kraken and Coinbase exchanges. Fair value for the other digital assets is determined by taking the fair value is determined by taking last closing price in the range (UTC time) from www.coinmarketcap.com.

The Company’s holdings of digital assets consist of the following:

	June 30, 2021		December 31, 2020
	Quantity	$	Quantity	$
Binance Coin	0.3000	113	-	-
Bitcoin	1,524.2158	65,145,270	-	-
Cardano	14,548,134.6031	23,620,555	-	-
Ethereum	11,949.2453	31,422,005	-	-
Mobilecoin	2,854.9570	36,340	-	-
Polkadot	201,960.2757	3,804,705	-	-
Uniswap	6.0000	143	-	-
USDC		261,158	-	636,600
USDT		1,069	-	-
Current		124,291,358		$636,600
Blocto	250,000.0000	30,985	-	-
Maps	285,713.0000	186,476	-	-
Oxygen	400,000.0000	728,767	-	-
Saffron.finance	86.2100	37,567	-	-
Sovryn	13,916.6700	296,499	-	-
Long-Term		1,280,294		$-
Total Digital Assets		125,571,652		$636,600

The continuity of digital assets for the six months ended June 30, 2021:

	June 30, 2021	December 31, 2020
Opening balance	$636,600	$-
Digital assets acquried	190,416,447	636,600
Digital assets disposed	(83,385,099)	-
Revaluation adjustment	17,903,704	-
	$125,571,652	$636,600

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

As of June 30, 2021, the Company has on loan select cryptocurrencies to borrowers at annual rates ranging from approximately 3.05% to 4.25% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

13

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

As of June 30, 2021, digital assets on loan consisted of the following:

	Number of coins on loan	Value
Digital currencies on loan:
Bitcoin	450.0000	$19,233,085
Ethereum	5,001.1958	13,151,257
Polkadot	20,094.2305	378,553
	25,545.4263	$32,762,895

As of June 30, 2021, the digital assets on loan by significant borrowing counterparty is as follows

	Interest rates	Number of coins on loan	Value
Counterparties:
Counterparty A	3.05%-4.25%	3,451.1958	$27,122,467
Counterparty B	3.02%-4.25%	2,000.0000	5,259,245
Counterparty C		20,094.2305	378,553
		25,545.4263	$32,760,265

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of June 30, 2021, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result

7.	Convertible promissory note

On May 7, 2021, the Company subscribed for a convertible promissory note in Earnity Inc., a Delaware Corporation, for US$100,000 ($121,560). The convertible promissory note has a term of 36 months and earns 5% interest. Earnity Inc. is offering a discount rate upon conversion into a qualified equity financing of 15%. A qualified equity financing triggering conversion of the note is an equity financing with a minimum aggregate sales price of not less than $4,000,000.

As at June 31, 2021, the principal of the convertible promissory note plus accrued interest of US$100,740 ($124,587) remained outstanding.

14

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

8.	Plant, property and equipment

Costs	IT and Tele- communication
Balance December 31, 2020	$-
Additions	24,177
Balance as at June 30, 2021	$24,177

Accumulated depreciation:
Balance December 31, 2020	$-
Changes for the period	1,145
Balance as at June 30, 2021	$1,145

Net book value as at December 31, 2020	$-
Net book value as at June 30, 2021	$23,032

9.	Leases

	30-Jun-21	31-Dec-20
Right of use assets
Property	38,240	-
Total Right of use assets	38,240	-
Lease liabilities
Non-Current	38,240	-
Total Lease liabilities	38,240	-

10.	Acquisition of DeFi Capital Inc.

On December 10, 2020, the Company acquired 49% of DeFi Capital Inc. (“DeFi Capital”) by issuing a total of 20,000,000 common shares of the Company to the shareholders of in proportion to their pro rata shareholdings of DeFi Capital, in exchange for a 49% interest in DeFi Capital and on January 28, 2021, the Company acquired the remaining 51% of Defi Capital by issuing an additional 20,000,000 common shares of the Company. As a result of the control obtained through the acquisition of 100% of the outstanding shares of DeFi Capital, the asset and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of intangible assets. The Company paid total consideration of $22,400,000 in consideration of 100% ownership of DeFi Capital.

The acquisition of DeFi Capital is being treated as an asset acquisition for accounting purposes as DeFi Capital does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were recorded at their estimated fair market values, which are based on management estimates.

Purchase price consider paid:
Fair value of shares issued	$22,400,000

Fair value of assets and liabilities assumed:
Blockchain Technology	$12,110,000
Brand Name	4,252,000
Accounts payable	(6,968)
Excess purchase price over fair value of assets assumed (expensed)	6,044,968
Total net assets aquired	$22,400,000

15

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

11.	Acquisition of Valour Inc.

On February 12, 2021, the Company initially acquired 20% interest in Valour Inc. (“Valour”) by issuing 21,000,000 and on March 31, 2021, the Company acquired the remaining 80% interest in Valour by issuing 36,934,316 common shares of the Company. Valour is a private company incorporated in the Cayman Islands that operates as an issuer of exchange- traded certificates linked to various digital currencies and hedging thereof. As a result of the control obtained through the acquisition of 100% of the outstanding shares of Valour, the assets and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of cash, amounts receivable, investments, digital assets, prepaid expenses and accrued revenues, property, plant and equipment, right-to-use assets and intangibles (blockchain technology and brand name). The liabilities assumed consisted of accounts payable and accrued liabilities, due to ETP holders and lease liabilities. As consideration of the acquisition, the Company issued a total of 57,934,316 common shares with an estimated fair value of $90,769,946 based on the value of the common shares on the dates the definitive agreements were signed: January 19, 2021 and March 23, 2021.

Purchase price consideration

Consideration for acquisition:
Fair value of shares issued	$90,769,946

Accounting estimates of the acquisition with a purchase price of $90,769,946:
Cash and cash equivalents	3,859,430
Amounts receivable	21,677
Investments at fair value through profit or loss	8,897,800
Digital assets	67,831,424
Prepaid expenses and accrued revenues	403,701
Property, plant and equipment	10,443
Right-of-use assets	53,899
Goodwill	12,896
Accounts payable and accrued expenses	(1,094,855)
ETP holders payable	(68,848,678)
Lease liabilities	(53,899)
Blockchain Technology	20,718,000
Brand Name	20,383,000
52,194,838
Goodwill	38,575,108
Preliminary accounting estimate of net assets acquired	$90,769,946

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

16

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

12.	Intangibles and goodwill

Intangibles

The components of intangible assets as of June 30, 2021 are as follows:

	Blockchain Technology	Brand Name	Total
Balance, December 31, 2020	$-	$-	$-
Acquisition of DeFi Holdings Inc.	12,110,000	4,252,000	16,362,000
Acquisition of Valour Structured Products, Inc.	20,718,000	20,383,000	41,101,000
Amortization	(1,195,183)	-	(1,195,183)
Balance, June 30, 2021	$31,632,817	$24,635,000	$56,267,817

For the six months ended June 30, 2021, $1,195,183 of amortization has been recorded by management using an estimated 10 years of useful life for the intangible assets.

On December 10, 2020 and January 28, 2021, the Company acquired all the outstanding shares of DeFi Capital Inc. and on February 12, 2021 and March 31, 2021, the Company acquired all the outstanding shares of Valour Inc. (see Note 10 and 11). The intangible assets acquired consisted of blockchain technology and brand names.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, Dececember 31, 2020	$-
Acquisition of Valour Structure Products, Inc.	38,575,108
Acquisition of C de Geer 2 AB, Sweden	12,896
Balance, June 30, 2021	$38,588,004

13.	Accounts payable and accrued liabilities

	30-Jun-21	31-Dec-20
Corporate payables	$1,336,027	$886,923
Related party payable (Note 17)	65,804	105,325
Due to ETP holders	123,312,665	-
	$124,714,496	$992,248

14.	Expense by nature

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2021	2020
Management and consulting fees	$1,028,600	$38,593	$2,285,317	$112,463
Share-based payments	6,285,741	-	8,248,672	-
Travel and promotion	405,352	5,174	566,246	9,735
Office and rent	581,398	20,289	611,213	40,630
Accounting and legal	143,199	11,229	288,243	31,675
Regulatory and transfer agent	29,851	(732)	343,415	6,658
	$8,474,141	$74,553	$12,343,106	$201,161

17

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

15.	Share Capital

a)	As at June 30, 2021, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2019	41,513,693	$ 18,820,850
Private placement financings	40,000,000	2,600,000
Warrants issued	-	(777,320)
Share issuance costs allocated to shares	-	(20,828)
Broker warrants issued	-	(1,548)
Acquisition of DeFi Holdings Inc.	20,000,000	2,600,000
Warrant exercised	1,691,668	84,583
Grant date fair value of warrants exercised	-	18,994
Options exercised	200,000	22,000
Grant date fair value of options exercised	-	10,960
Balance, December 31, 2020	103,405,361	23,357,691
Private placement financing	5,000,000	10,000,000
Share issuance costs allocated to shares	-	(309,902)
Acqusition of Defi Holdings (Note 10)	20,000,000	19,800,000
Acqusition of Valour (Note 11)	57,934,316	90,769,946
Share exchange with Hive Blockchain Technologies Ltd	10,000,000	16,000,000
Share exchange with SDK:meta 10% equity acquisition	3,000,000	4,050,000
Warrants exercised	9,450,228	1,865,961
Grant date fair value on warrants exercised	-	259,787
Options exercised	816,400	128,790
Grant date fair value on options exercised	-	81,595
NCIB	(458,100)	(362,806)
Balance, June 30, 2021	209,148,205	$ 165,641,062

On March 9, 2021, the Company closed a non-brokered private placement financing and issued 5,000,000 shares for gross proceeds of $10,000,000 at a price of $2 per common share. The Company paid $309,902 in finders fees and other share issue costs. Of the total subscriptions, proceeds of $386,050 remained outstanding as at June 30, 2021 and was included in amount receivables (Note 4). An officer of the Company subscribed 12,500 shares for $25,000.

Subscriptions for 189,900 Common Shares under the Offering constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). For these transactions, the Company has relied on the exemption from the formal valuation requirement contained in Section 5.5(a) of MI 61-101 and has relied on the exemption from the minority shareholder requirements contained in Section 5.7(1)(a) of MI 61-101.

18

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

15.	Share Capital (continued)

c)	Normal Course Issuer Bid (“NCIB”)

On April 13, 2021, the Company commenced a NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

During the six months ended June 30, 2021, the Company purchased and cancelled 458,100 shares at an average price of $1.45 per share (2020 - $nil).

Subsequent to June 30, 2021, the Company purchased and cancelled 639,000 shares at an average price of $0.75.

16.	Share-based payments reserves

		Options		Warrants
	Number of	Weighted average exercise	Value of	Number of	Weighted average exercise	Value of
	Options	prices	options	warrants	prices	warrants	Total Value
December 31, 2020	5,465,000	$0.21	$276,407	32,259,485	$0.19	$914,588	$1,190,995
Granted and vested	18,170,000	1.53	10,284,186	-	-	-	10,284,186
Exercised	(816,400)	0.16	(81,595)	(9,450,228)	0.13	(259,787)	(341,382)
Expired / cancelled	(2,156,250)	1.65	(2,042,139)	-	-	-	(2,042,139)
June 30, 2021	20,662,350	$1.22	$8,436,859	22,809,257	$0.19	$654,801	$9,091,660

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company recorded $8,248,672 (2020 - $nil) of share-based payments during the six months ended June 30, 2021.

19

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

16.	Share-based payments reserves (continued)

Stock option plan (continued)

The following share-based payment arrangements were in existence at June 30, 2021:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
200,000	200,000	29-Sep-16	29-Sep-21	$0.11	$10,960	$0.11	59%	5	0%	0.57%
428,600	428,600	18-Dec-17	18-Dec-22	$0.35	$92,878	$0.35	76%	5	0%	1.70%
1,582,500	782,500	16-Nov-20	16-Nov-25	$0.09	$126,324	$0.09	139%	5	0%	0.46%
750,000	750,000	18-Nov-20	18-Nov-25	$0.18	$115,950	$0.18	141%	5	0%	0.44%
1,031,250	343,750	21-Dec-20	21-Dec-25	$0.35	$410,156	$0.35	145%	5	0%	0.44%
500,000	500,000	19-Jan-21	19-Jan-26	$0.82	$367,450	$0.82	145%	5	0%	0.41%
500,000	166,667	19-Feb-21	19-Feb-26	$2.90	$1,308,500	$2.90	148%	5	0%	0.64%
500,000	125,000	24-Feb-21	24-Feb-26	$2.55	$1,149,500	$2.55	147%	5	0%	0.73%
1,000,000	250,000	22-Mar-21	22-Mar-26	$2.12	$1,906,500	$2.12	146%	5	0%	0.99%
4,070,000	-	9-Apr-21	9-Apr-26	$1.78	$6,506,302	$1.78	145%	5	0%	0.95%
6,950,000	-	18-May-21	18-May-26	$1.22	$7,820,140	$1.25	146%	5	0%	0.95%
3,150,000	-	25-May-21	25-May-26	$1.11	$3,141,180	$1.11	146%	5	0%	0.86%
20,662,350	3,546,517				$22,955,840

The weighted average remaining contractual life of the options exercisable at June 30, 2021 was 3.88 years (December 31, 2020 – 4.0 years).

On January 19, 2021, the Company granted 500,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options vest immediately and may be exercised at a price of $0.82 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $367,450 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.1%; risk-free interest rate of 0.41%; and an expected average life of 5 years.

On February 16, 2021, the Company granted a total of 1,000,000 stock options to a consultant of the Company to purchase shares of the company for the price of $2.05 per option for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $1,844,400 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146.4%; risk- free interest rate of 0.57%; and an expected average life of 5 years. These options were forfeited and cancelled on May 25, 2021.

On February 19, 2021, the Company granted a total of 500,000 stock options to a consultant of the Company to purchase shares of the company for the price of $2.90 per option for a period of five years from the date of grant. The options shall vest in equal monthly instalments such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $1,308,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.5%; risk-free interest rate of 0.64%; and an expected average life of 5 years.

On February 24, 2021, the Company granted a total of 1,000,000 stock options to certain directors and advisor of the Company to purchase shares of the company for the price of $2.55 per option for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $2,299,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.0%; risk-free interest rate of 0.73%; and an expected average life of 5 years. Of the total grant, two directors of the Company were granted a total of 500,000 options. 500,000 of these options were forfeited and cancelled on May 25, 2021.

20

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

16.	Share-based payments reserves (continued)

Stock Option (continued)

On March 22, 2021, the Company granted a total of 1,000,000 stock options to certain consultants of the Company to purchase commons shares of the Company for the price of $2.12 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,906,500 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.7.%; risk-free interest rate of 0.99%; and an expected average life of 5 years.

On April 9, 2021, the Company granted a total of 4,070,000 stock options to certain director, officers, and consultants of to purchase commons shares of the Company for the price of $1.78 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $6,506,302 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.2.%; risk-free interest rate of 0.95%; and an expected average life of 5 years. Of the total options, 1,000,000 were granted to directors and officers of the Company.

On May 18, 2021, the Company granted a total of 6,950,000 stock options to certain director, officers, and consultants of the Company pursuant to purchase commons shares of the Company for a price of $1.22 for the period of five years from the date of grant. 5,950,000 of these options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant and 1,000,000 options shall vest in four equal instalments, with (a) the first instalment vesting on the date that is 12 months from the date of grant, (b) the second instalment vesting on the date that is 16 months from the date of grant, (c) the third instalment vesting on the date that is 20 months from the date of grant and (d) the fourth instalment vesting on the date that is 24 months from the date of grant. These options have an estimated grant date fair value of $7,820,140 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.6%; risk-free interest rate of 0.95%; and an expected average life of 5 years. Of the total grant, 2,7000,000 were granted to directors and officers of the Company.

On May 25, 2021, the Company granted a total of 3,150,000 stock options to certain director and consultant of the Company pursuant to purchase commons shares of the Company for the price of $1.11 for a period of five years from the date of grant. 1,500,000 of these options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant whereas 1,200,000 options shall vest in (a) vest four equal instalments every three months such that all options fully vest by the date that falls 12 months from the date of grant and (b) vest upon the closing price of the common shares of DeFi Technologies Inc., on the NEO Exchange (or similar Canadian stock exchange on which such common shares are listed) being greater than C$4.80 per common share for five consecutive trading days. These options have an estimated grant date fair value of $3,141,180 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.5%; risk-free interest rate of 0.86%; and an expected average life of 5 years. Of the total grant, 450,000 were granted to a director of the Company.

Warrants

As at June 30, 2021, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,846,153	12-Jun-17	12-Jun-22	$0.20	161,789	$0.12	79.9%	5	0%	1.04%
Warrants	5,930,357	26-Jun-20	26-Jun-22	$0.05	65,206	$0.03	118.1%	2	0%	0.29%
Warrants	13,032,747	16-Nov-20	16-Nov-22	$0.25	434,881	$0.09	151.0%	2	0%	0.27%
Warrant issue costs					(7,075)
	22,809,257				654,801

21

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments

Financial assets and financial liabilities as at June 30, 2021 are as follows:

	Loans, receivables and (other financial liabilities)	Assets /(liabilities) at fair value through profit/(loss)	Total
June 30, 2021
Cash	$9,214,585	$-	$9,214,585
Amounts receivable	27,069	385,550	412,619
Public investments	-	19,459,981	19,459,981
Private investments	-	10,525,248	10,525,248
Convertible promissory note	123,940	-	123,940
Accounts payable and accrued liabilities	(1,401,831)	(123,312,665)	(124,714,496)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As a June 30, 2021, the Company had current assets of $154,926,162 (December 31, 2020 - $1,775,801) to settle current liabilities of $124,714,496 (December 31, 2020 - $992,248).

The following table shows the Company’s source of liquidity by assets as at June 30, 2021.

22

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (Continued)

June 30, 2021
	Total	Less than 1 year	1-3 years
Cash	$9,214,585	$9,214,585	$-
Amounts receivable	412,619	412,619	-
Convertible promissory note	123,940	-	123,940
Public investments	19,459,981	19,459,981	-
Prepaid expenses	1,547,619	1,547,619	-
Digital assets	125,571,652	124,291,358	1,280,294
Private investments	10,525,248	-	10,525,248
Total assets - June 30, 2021	$166,855,644	$154,926,162	$11,929,482

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the resource sector. As at June 30, 2021, one investment made up approximately 5.4% (December 31, 2020 – one investment of 26%) of the total assets of the Company.

For the six months ended June 30, 2021, a 10% decrease in the closing price of this concentrated position would result in an estimated increase in net loss of $1.4 million, or $0.01 per share.

For the six months ended June 30, 2021, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $3.0 million, or $0.02 per share.

For the six months ended June 30, 2021, a 10% decrease (increase) in the closing prices of its digital assets would result in an estimated increase (decrease) in net loss of $12.6 million, or $0.07 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at June 30, 2021, a 1% change in interest rates could result in $92,100 (December 31, 2020 - $3,320) change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro and British Pound. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

23

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

Market risk (continued)

(c)	Currency risk (continued)

As at June 30, 2021, the Company had the following financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

June 30, 2021
	United States Dollars	British Pound	European Euro
Cash	$ 8,548,076	$ -	$ -
Receivables	23,224	-	-
Loan receivable	123,940	-	-
Public investments	1,552,992	-	-
Private investments	6,785,108	-	-
Prepaid investment	146,875	-	1,074,191
Digital assets	124,618,842	-	-
Accounts payable and accrued liabilities	(123,792,851)	(75,745)	-
Net assets (liabilities)	$ 18,006,205	$ (75,745)	$ 1,074,191

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of June 30, 2021 would result in an estimated increase (decrease) of approximately $1,900,500 (December 31, 2020- $(367,200)).

(d)	Digital currencies risk

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets. In addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies are not indicative of their future price performance.

For the three months ended June 30, 2021, a 25% decrease in the closing price of the Company’s digital assets would result in an estimated increase in net loss of $31.4 million, or $0.15 per share.

Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s Consolidated Financial Statements as of December 31, 2020 and 2019.
iii.	Digital assets are carried at the amount of US dollars they can be converted into.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at June 30, 2021.

24

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

Fair value of financial instruments (continued)

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	(Valuation technique - non-observable market inputs)	Total

Publicly traded investments	$3,746,989	$15,712,992	$-	$19,459,981
Privately traded invesments	-		10,525,248	10,525,248
Digital assets	-	125,571,652	-	125,571,652
June 30, 2021	$3,746,989	$141,284,644	$10,525,248	$155,556,881
Publicly traded investments	$567,490	$-	$98,250	$665,740
Privately traded invesments	-	-	2,920,243	2,920,243
Digital assets	-	636,600	-	636,600
December 31, 2020	$567,490	$636,600	$3,018,493	$4,222,583

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended June 30, 2020 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	June 30, 2021	December 31, 2020
Balance, beginning of period	$ 636,600	$ -
Purchases	206,404,477	636,600
Disposal	(83,385,099)	-
Transferred from Level 3	1,051,233	-
Realized and unrealized gain/(loss) net	16,577,433	-
Balance, end of period	$ 141,284,644	$ 636,600

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended June 30, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	June 30, 2021	December 31, 2020
Balance, beginning of period	$3,018,493	$-
Purchases	5,463,774	3,121,864
Transferred to Level 2	(1,051,233)	-
Realized and unrealized gain/(loss) net	3,094,214	(103,371)
Balance, end of period	$10,525,248	$3,018,493

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

25

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

Fair value of financial instruments (continued) Level 3 Hierarchy (continued)

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at June 30, 2021.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.*	$3,740,140	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,003,862	Recent financing	Marketability of shares	0% discount
Clover Inc.	49,576	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	619,700	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	4,050,000	Transaction price	Marketability of shares	0% discount
Skolem Technologies Ltd.	24,788	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	37,182	Recent financing	Marketability of shares	0% discount
	$10,525,248

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour (see Note 3 and 11). As at June 30, 2021, the valuation of 3iQ was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $374,014 change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s royalties to an arm’s length party of the Company (see Note 3). As at June 30, 2021, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021., a +/- 10% change in the fair value of BPC will result in a corresponding +/- $200,386 change in the carrying amount.

Clover Inc. (“Clover”)

On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Clover (see Note 3). As at June 30, 2021, the valuation of Clover was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021, a +/- 10% change in the fair value of Clove will result in a corresponding +/- $4,958 change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at June 30, 2021, the valuation of LTC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $61,970 change in the carrying amount.

26

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

Fair value of financial instruments (continued)

Level 3 Hierarchy (continued)

SDK:meta, LLC (“SDK”)

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company. As at June 30, 2021, the valuation of SDK was based on the price of the Company’s shares on the closing date of issue of the share exchange agreement. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021, a +/- 10% change in the fair value of SDK will result in a corresponding +/- $405,000 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. As at June 30, 2021, the valuation of STL was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021. a +/- 10% change in the fair value of STL will result in a corresponding +/- $2,479 change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at June 30, 2021, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021. a +/- 10% change in the fair value of VLC will result in a corresponding +/- $3,718 change in the carrying amount.

18.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the six months ended June 30, 2021.

27

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

19.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

	Country of incorporation	% equity interest
DeFi Capital Inc.	Canada	100
DeFi Holdings (Bermuda) Ltd.	Bermuda	100
Electrum Streaming Inc.	Canada	100
Valour Inc.	Cayman Island	100
Catenafin AG	Switzerland	100
C de Geer AG	Sweden	100

b)	Compensation of key management personnel of the Company:

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Short-term benefits	$ 119,630	$ 16,500	$ 398,785	$ 33,000
Shared-based payments	1,974,032	-	2,207,014	-
	$ 2,093,662	$ 16,500	$ 2,605,799	$ 33,000

At June 30, 2021, the Company had $30,985 (December 31, 2020 - $2,543) owing to its current key management, and $655,296 (December 31, 2020 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

c)	During the three and six months ended June 30, 2021 and 2020, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Purchases of goods/services Three months ended June 30,		Purchases of goods/services Six months ended June 30,
	2021	2020	2021	2020
2227929 Ontario Inc.	$30,000	$30,000	$60,000	$60,000
Forbes & Manhattan Inc.	30,000	30,000	60,000	60,000
	$60,000	$60,000	$120,000	$120,000

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at June 30, 2021, the Company had a payable balance of $nil (December 31, 2020 - $80,183) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and former officer of the Company, is also a director of 2227929 Ontario Inc.

28

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

19.	Related party disclosures (continued)

In August 2017, Forbes & Manhattan, Inc. (“Forbes”) became an insider of the Company owning approximately 34.9% (approximately 16.3% at December 31, 2020) outstanding shares of the Company. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. During the six months ended June 30, 2021, Forbes received $75,000 bonus from the Company. As at June 30, 2021, the Company had a payable balance of $34,819 (December 31, 2020 - $22,600). Such amounts are unsecured, with no fixed terms of repayment. Forbes participated in the Company’s March 2021 private placement financing and subscribed for 189,900 common shares for gross proceeds of $379,800. As at June 30, 2021, Forbes ceased to be an insider of the Company.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($75,745) (December 31, 2020 - $76,872) expenses owed to Vik Pathak, a former director and officer of the Company.

See Notes 15, 16 and 20.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of June 30, 2021 and December 31, 2020.

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common	$2,003,862	55.2%
	shareholders
Flora Growth Corp.	Directors (Stan Bharti, Bernie Wilson), and common shareholders	1,552,992	42.7%
Medivolve Inc.	Former director (Stan Bharti), director (Daniyal Baizak), and	3,850	0.1%
	common shareholders
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officers	73,688	2.0%
	(Kenny Choi, Ryan Ptolemy) and common shareholders
Total investment - June 30, 2021		$3,634,392	100.0%
*	Private companies

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common	$1,929,853	54.2%
	shareholders
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	964,926	27.1%
Medivolve Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and	22,000	0.6%
	common shareholders
Sulliden Mining Capital Inc.	Director (Stan Bharti, William Steers) and officer (Ryan Ptolemy)	545,490	15.3%
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officer	98,250	2.8%
	(Kenny Choi, Ryan Ptolemy) and common shareholders
Total investment - December 31, 2020		$3,560,519	100.0%
*	Private companies
**	Formerly QuestCap Inc.
***	Formerly Yukoterre Resources Inc.

The Company has a diversified base of investors. To the Company’s knowledge, no related party holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as of June 30, 2021 (December 31, 2020 – Forbes).

29

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

20.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,409,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $701,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position.

21.	Subsequent events

Subsequent to June 30, 2021, 1,028,260 shares were issued from warrants exercised for gross proceeds of $166,798.

See Note 15(c).

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to DeFi Technologies Inc. (“we”, “our”, “us”, “DeFi” or the “Company”) containing information through August 13, 2021, unless otherwise noted. The MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the three and six months ended June 30, 2021 and 2020. The financial statements and related notes of DeFi have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Please refer to the notes of the December 31, 2020 annual audited consolidated financial statements for disclosure of the Company’s significant accounting policies. The Company’s presentation currency is the Canadian dollar. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Additional information, including our press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online under the Company’s SEDAR profile at www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Except for statements of historical fact relating to DeFi certain information contained herein constitutes forward-looking information under Canadian securities legislation. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “goal”, “predict”, “potential”, “should”, “believe”, “intend” or the negative of these terms and similar expressions are intended to identify forward- looking information and statements. The information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information and statements. Such statements reflect the Company’s current views with respect to certain events, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance, or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected. With respect to the forward-looking statements contained herein, although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the Company’s lack of operating history as an investment company; the volatility of the market price of the common shares of the Company; risks relating to the trading price of the common shares of the Company relative to net asset value; risks relating to available investment opportunities and competition for investments; the volatility of the share prices of investments in public companies; the dependence on management, directors and the investment committee; risks relating to additional funding requirements; potential conflicts of interest and potential transaction and legal risks, conflict of interests and litigation risks, as more particularly described under the heading “Risk Factors” in this MD&A and in the Company’s Annual Information Form (“AIF”) filed with Canadian securities regulators. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

OVERVIEW OF THE COMPANY

The Company is a publicly listed issuer on the NEO Exchange trading under the symbol “DEFI”. The Company aims to maximize shareholder value by being one of the first publicly traded companies to give public market investors access to the DeFi sector. The Company does so through four distinct business lines: DeFi ETNs, DeFi Governance, DeFi Venture and DeFi Treasury. As the barriers to accessing and securely participating in the DeFi sector remain high, the goal of the Company is to provide shareholders with a diversified exposure to the emerging space whilst obfuscating from investors the inherent complexities that go within managing such exposure.

The Company’s consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

INVESTMENT PILLARS

DeFi generates revenue through four core pillars:

DeFi ETNs

The Company, through its 100% ownership of Valour Inc. (“Valour”), is developing Exchange Traded Notes (“ETNs”) that synthetically track the value of a single DeFi protocol or a basket of protocols. ETNs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or basket of protocols as it removes the need to manage a wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a decentralized finance protocol portfolio.

DeFi Governance

The Company is also developing governance services and product within the DeFi ecosystem. The Company will use its expertise in DeFi to offer management of a node of decentralized protocols to create consensus within a network.

DeFi Venture

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets.

DeFi Treasury

Within DeFi Treasury, the Company is developing a product that can offer treasury services to corporates, treasury departments, venture-backed companies and more. In a negative yield environment, such clients face increased pressure to obtain yield on cash that sits on their balance sheets. The Company believes that decentralized finance presents a viable solution as stablecoins have provided yields of approximately 3-6% (depending on the market rates) and with minimized asset volatility risk.

HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2021

The Company’s highlights for the six months ended June 30, 2021 and subsequent events include:

◾
On January 21, 2021, the Company’s common shares started trading on the NEO Exchange. The Company began to trade under the symbol DEFI upon listing on NEO Exchange. In conjunction with this uplisting, the Company arranged for the delisting of the Company from the TSX Venture Exchange effective the close of trading on January 20, 2021.

◾
On February 3, 2021, the Company announced that Thibaut Ceyrolle, EMEA (Europe, Middle East and Asia) founder and vice-president of Snowflake Inc., joined the board of advisors of Company. Mr. Ceyrolle has a wealth of experience in growing and scaling software and cloud industries companies for more than 20 years.

◾
On February 16, 2021, the Company appointed Wouter Witvoet as Chief Executive Officer of the Company. Mr. Witvoet previously was founder and CEO at Secfi Inc., the first platform offering financing secured by private company stock.

◾
On February 18, 2021, the Company appointed Teeka Tiwari as executive chairman of advisory board of the Company. Mr. Tiwari, as an investment analyst, is credited as being one of the first experts to explore cryptocurrencies.

◾	On February 26, 2021, the Company changes its name to DeFi Technologies Inc.
◾
On March 3, 2021, the Company has appointed Anthony Pompliano as an adviser to the Company. Mr. Pompliano manages an investment portfolio valued at approximately $500 million. He is the managing partner at Pomp Investments and previously co-founded asset management firm Morgan Creek Digital. Mr. Pompliano hosts the popular Pomp Podcast and writes a daily letter to more than 135,000 investors about bitcoin and digital assets.

◾
On March 9, 2021, the Company closed a non-brokered private placement financing of an aggregate of five million common shares of the Company at a price of $2 per common share for gross proceeds of $10 million.

◾
On March 12, 2021, the Company launched a new security product, DeFi Governance. DeFi Governance seeks to work with decentralized networks, running nodes to provide governance to networks and validate transactions globally. DeFi Technologies' initial partnership with Shyft Network contributors will be for Defi Technologies to openly implement node servers for its KYC decentralized network with the intention of becoming one of the initial globally distributed set of governance parties. The Shyft Network is building the first of its kind identity layer for decentralized finance so that participants and transacting institutions can provide additional transparency by identifying both sides of a transaction instantaneously and securely. In connection with running one of the consensus nodes, Defi Technologies can receive rewards from securing transactions on the Shyft Network as well as for providing governance services such as voting on code changes and other upgrades to the globally decentralized network.

◾	On April 1, 2021, the Company acquired the remaining interest of Valour Structured Products, Inc and owns 100% of Valour.
◾
On April 7, 2021, the Company wholly owned subsidiary, Valour Structured Products, has launched Ethereum Zero, an exchange-traded product that comes with zero management fees. The Company believes Bitcoin Zero and ETH Zero will give every investor the ability to access both the bitcoin and ethereum markets.

◾
On April 21, 2021, the Company completed a share exchange transaction with Hive Blockchain Technologies Ltd. Pursuant to the transaction, DeFi Technologies issued 10 million common shares of Defi Technologies to Hive in exchange for four million common shares of Hive. In addition to the transaction, Hive and Defi Technologies created a partnership surrounding the decentralized finance (Defi) ecosystem with specific applications around Ethereum and miner extractable value (MEV). The new partnership, which follows three months of discussions, will enable Hive with a strategic stake in Defi Technologies and a broader partnership surrounding the Defi ecosystem with a specific focus on the Ethereum-based MEV space and developments surrounding it.

◾
On April 22, 2021, the Company completed its implementation of the Shyft network node and has become one of the main validators of the Shyft network. By becoming a validator on the network, the Company joined the Shyft Federation.

◾
On May 14,2021, the Company added Krisztian Toth to the board of directors and Russell Starr to the management team as head of capital markets. Mr. Toth is an experienced mergers and acquisitions lawyer and partner at the law firm of Fasken Martineau DuMoulin LLP, which is a leading international business law and litigation firm. Mr. Toth is also a director of a number of public companies, including Voyager Digital, a publicly listed crypto-asset broker that provides retail and institutional investors with a turnkey solution to trade crypto assets. Mr. Starr is an established chief executive officer, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and adviser focused on forging meaningful, high-stakes, high-return business development connections.

◾	On May 18, 2021, Valour Structured Products Inc., a subsidiary of Defi Technologies Inc., launched its Cardano exchange-traded product on the Nordic Growth Market (“NGM”) stock exchange.
◾
On June 1, 2021, Valour Structured Products Inc., a subsidiary of Defi Technologies Inc., launched its Polkadot ETP on the NGM stock exchange. The Valour Polkadot ETP enables investors to gain exposure to DOT, the native token of the Polkadot protocol, simply and securely, through their bank or broker.

◾
On June 14, 2021, the Company completed the acquisition of a 10-per-cent equity interest in SDK:meta, LLC, a privately held web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralized finance and related offerings.

◾
On June 16, 2021, the Company’s wholly owned subsidiary, Valour Structured Products, has signed a letter of intent with Arcane Crypto's wholly owned subsidiary, Arcane Assets AS, with the intention to explore the issuance and listing of an exchange-traded product (“ETP”) based on Arcane's cryptocurrency fund. The ETP would be the first to have a cryptocurrency fund as an underlying asset and the market provides exciting expansion possibilities for both the Arcane fund and Valour. Valour and Arcane Assets are working on a definitive partnership agreement and a plan for issuance and expect these to be completed later this year.

◾	On July 20, 2021, the Company appointed Russell Starr as executive chairman of the Company.

DIGITAL ASSETS
As at June 30, 2021, the Company’s digital assets consisted of the below digital currencies, with a fair value of $125,571,652. Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value for Bitcoin, Cardano, Ethereum and Polkadot is determined by taking the price at 17:30 CET from Kraken and Coinbase exchanges. Fair value for the other digital assets is determined by taking the fair value is determined by taking last closing price in the range (UTC time) from www.coinmarketcap.com.

The Company’s holdings of digital assets consist of the following:

	June 30, 2021		December 31, 2020
	Quantity	$	Quantity	$
Binance Coin	0.3000	113	-	-
Bitcoin	1,524.2158	65,145,270	-	-
Cardano	14,548,134.6031	23,620,555	-	-
Ethereum	11,949.2453	31,422,005	-	-
Mobilecoin	2,854.9570	36,340	-	-
Polkadot	201,960.2757	3,804,705	-	-
Uniswap	6.0000	143	-	-
USDC		261,158	-	636,600
USDT		1,069	-	-
Current		124,291,358		$636,600
Blocto	250,000.0000	30,985	-	-
Maps	285,713.0000	186,476	-	-
Oxygen	400,000.0000	728,767	-	-
Saffron.finance	86.2100	37,567	-	-
Sovryn	13,916.6700	296,499	-	-
Long-Term		1,280,294		$-
Total Digital Assets		125,571,652		$636,600

The continuity of digital assets for the six months ended June 30, 2021:

	June 30, 2021	December 31, 2020
Opening balance	$ 636,600
Digital assets acquried	190,416,447	$636,600
Digital assets disposed	(83,385,099)	-
Revaluation adjustment	17,903,704	-
	$ 125,571,652	$636,600
In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

As of June 30, 2021, the Company has on loan select cryptocurrencies to borrowers at annual rates ranging from approximately 3.05% to 4.25% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of June 30, 2021, digital assets on loan consisted of the following:

	Number of coins on loan	Value
Digital currencies on loan: Bitcoin	450.0000	$ 19,233,085
Ethereum	5,001.1958	13,151,257
Polkadot	20,094.2305	378,553
	25,545.4263	$ 32,762,895

As of June 30, 2021, the digital assets on loan by significant borrowing counterparty is as follows

	Interest rates	Number of coins on loan	Value $
Counterparties: Counterparty A	3.05%-4.25%	3,451.1958	27,122,467
Counterparty B	3.02%-4.25%	2,000.0000	5,259,245
Counterparty C		20,094.2305	378,553
		25,545.4263	$ 32,760,265
The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company's due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of June 30, 2021, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

INVESTMENTS, AT FAIR VALUE, THROUGH PROFIT AND LOSS, AS AT JUNE 30, 2021

At June 30, 2021, the Company’s investment portfolio consisted of six publicly traded investments and seven private investments for a total estimated fair value of $29,985,229 (December 31, 2020 – three publicly traded investment and three private investments at a total estimated fair value of $3,585,983)

Public investments

At June 30, 2021, the Company’s six publicly-traded investments had a total estimated fair value of
$19,459,981.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Abaxx Technologies Inc.*		19,900 common shares	67,268	69,451	0.4%
DeFi Technologies Inc.*	(i)	4,000,000 common shares	400,000	3,600,000	18.5%
Flora Growth Corp.**	(i)	336,833 common shares	999,334	1,552,992	8.0%
Hive Blockchain Technologies Ltd		4,000,000 common shares	16,000,000	14,160,000	72.7%
Medivolve Inc.	(i)	55,000 common shares	6,600	3,850	0.0%
Silo Wellness Inc.	(i)	491,250 common shares	49,125	73,688	0.4%
Total public investments			$17,522,327	$19,459,981	100.0%
(i)	Investments in related party entities
*	Held by Valour Inc.
**	Became publicly traded investment in May 2021

At December 31, 2020, the Company’s three publicly-traded investments had a total estimated fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$6,600	$22,000	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	545,490	81.9%
Silo Wellness Inc.**	(i)	982,500 common shares	49,125	98,250	14.8%
Total public investments			$2,717,977	$665,740	100.0%
*	formerly QuestCap Inc.
*	formerly Yukoterre Resources Inc.
(i)	Investments in related party entities
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At June 30, 2021, the Company’s seven private investments had a total fair value of $10,525,248.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.*		187,007 common shares	$ 1,122,042	$ 3,740,140	35.5%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,003,862	19.0%
Clover Inc.		Rights to certain equity	50,076	49,576	0.5%
Luxor Technology Corporation		Rights to certain preferred shares	203,847	619,700	5.9%
SDK:meta, LLC		1,000,000 membership units	4,050,000	4,050,000	38.5%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	24,788	0.2%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	37,182	0.4%
Total private investments			$ 7,488,054	$ 10,525,248	100.0%
(i) Investments in related party entities
*Held by Valour Inc.

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$ 1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%
Total private investments			$ 3,023,614	$2,920,243	100.0%
(i) Investments in related party entities

3iQ Corp (“3iQ”)

The Company acquired 187,007 shares of 3iQ through its acquisition of Valour. 3iQ is a leading bitcoin and digital asset fund manager. As at June 30, 2021, the holding of 3iQ was valued at $3,740,140 and the investment represented 1.4% of the total assets of the Company. A 10% decline in the fair market value of 3iQ would result in an estimated increase in loss to DeFi of $374,014.

Abaxx Technologies Inc. (NEO:ABXX)

The Company acquired 104,200 shares of ABXX through its acquisition of Valour. Abaxx is a financial technology business developing software tools which enable commodity traders and financial professionals to communicate. During Q2, 2021, Valour sold 84,300 shares of ABXX during for proceeds of $344,602 and realized gain of $10,073. As at June 30, 2021, the holding of ABXX was valued at $69,451 and the investment represented 0.03% of the total assets of the Company. A 10% decline in the fair market value of ABXX would result in an estimated increase in loss to DeFi of $6,945. Please refer to ABXX’s SEDAR profile for additional information on this company.

Brazil Potash Corp. (“BPC’)

BPC is a Canadian private company which engaged in the extraction and processing of potash ore, an essential input for agriculture in Brazil. During Q3, 2020, the Company acquired 404,200 common shares of BPC through the sale of its royalty interest. These shares were valued at US$3.75 per share for a total consideration of US$1,515,750 ($1,906,056). As at June 30, 2021, the holding of BPC was valued at 2,003,862 with an unrealized gain of $74,009. The BPC investment represented 0.8% of the total assets of the Company. A 10% decline in the fair market value of BPC would result in an estimated increase in loss to DeFi of $200,386.

Clover Inc. (“Clover”)

Clover is a Polkadot parachain, committed to providing easy-to-use blockchain infrastructure and creating a one-stop EVM compatible framework for substrate based applications. In Q2, 2021, the Company invested US$40,000 ($50,076) in Clove for the rights to certain equity of Clove. The investment was valued at $49,576 at June 30, 2021 resulting in an unrealized loss of $500. As at June 30, 2021, the Clove investment represented 0.02% of the total assets of the Company. A 10% decline in the fair market value of Clove would result in an estimated increase in loss to DeFi of $4,958.

DeFi Technologies Inc. (NEO:DEFI)

The Company acquired 4 million shares of DEFI through the acquisition of Valour. As at June 30, 2021, the holding of DEFI was valued at $3,600,000 resulting in an unrealized gain of $3.2M. The DEFI investment represented 1.4% of the total assets of the Company. A 10% decline in the fair market value of DEFI would result in an estimated increase in loss to DeFi of $360,000.

Flora Growth Corp. (NSQ:FLGC’)

FLGC is a vertically integrated cannabis company focused on becoming the largest producer of low-cost naturally grown medicinal-grade cannabis oils and extracts in the world. During Q3, 2020, the Company acquired 1,010,500 common shares of FLGC through the sale of its royalty interest. During Q2, 2022. FLGC had a 3:1 share consolidation. It also successfully completed an Initial Public Offering and commenced trading on Nasdaq Stock Exchange. The holding of FLGC were valued at US$3.72 per share for a total fair value of US$1,253,020 ($1,552,933) resulting in an unrealized gain of $588,067. As at June 30, 2021, the FLGC investment represented 0.6% of the total assets of the Company. A 10% decline in the fair market value of FGC would result in an estimated increase in loss to DeFi of $155,299.

Hive Blockchain Technologies Ltd. (TSXV:HIVE)

HIVE’s operations are focused on the mining and sale of digital currencies. During Q2, 2021, the Company signed a share exchange agreement with HIVE and traded 10 million shares of the Company with 4 million shares of HIVE at a fair value of $16,000,000. As at June 30, 2021, the HIVE investment was valued at
$14,160,000 resulting in an unrealized loss of $1,840,000. The HIVE investment represented 5.4% of the total assets of the Company. A 10% decline in the fair market value of HIVE would result in an estimated increase in loss to DeFi of $1,416,000.

Luxor Technology Corporation (“LTC”)

LTC is building infrastructure to support the next generation of digital assets. During the six months ended June 30, 2021, the Company subscribed US$162,500 ($208,347) in LTC for the rights to certain preferred shares of LTC. The investment was valued at $619,700 at June 30, 2021 resulting in an unrealized gain of $415,853. As at June 30, 2021, the LTC investment represented 0.2% of the total assets of the Company. A 10% decline in the fair market value of STL would result in an estimated increase in loss to DeFi of
$61,970.

Medivolve Inc. (NEO: MEDV)

MEDV is a company that focuses on commercializing technologies to help transform human health management. As at June 30, 2021, the holding of MEDV has an unrealized loss of $18,150 and the investment represented 0.001% of the total assets of the Company. A 10% decline in the fair market value of MEDV would result in an estimated increase in loss to DeFi of $385. Please refer to MEDV’s SEDAR profile for additional information on this company.

SDK:meta, LLC (“SDK”)

SDK is a privately held Web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralized finance and related offerings. During Q2, 2021, the Company signed a share exchange agreement with SDK and traded 3 million shares of the Company with 1 million membership units of SDK at a fair value of $4,050,000. As at June 30, 2021, the SDK investment represented 1.5% of the total assets of the Company. A 10% decline in the fair market value of SDK would result in an estimated increase in loss to DeFi of $405,000.

Sulliden (TSX: SMC)

Sulliden is a Canadian public company focused on generating value through the acquisition and development of quality mining projects in the Americas, in addition to identifying opportunities across industries for active investments. The Company acquired additional 1.0 million shares of Sulliden during 2020. The Company sold the entire holding of 9.1 million shares of SMC during Q1 2020 for gross proceeds of $737,139 realizing loss of $1,925,113. As at June 30, 2021, the Company does not hold any investment in SMC.

Silo Wellness Inc. (CSE: SILO)

In Q2, 2017, the Company invested $50,000 for 1 million shares of SILO. On September 20, 2019, SILO successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange. The Company disposed 17,500 shares of SILO for proceeds of $1,400 realizing a gain of $525. The investment was valued at $73,688 at June 30, 2021 resulting in an unrealized loss of $24,563 and a cumulative unrealized gain of $24,562. As at June 30, 2021, the SILO investment represented 0.03% of the total assets of the Company. A 10% decline in the fair market value of SILO would result in an estimated increase in loss to DeFi of $7,369. Please refer to SILO’s SEDAR profile for additional information on this company.

Skolem Technologies Ltd. (“STL”)

STL is an Institutional DeFi trade execution platform. In Q4, 2020, the Company invested US$20,000 ($25,612) in STL for the rights to certain preferred shares of STL. The investment was valued at $24,788 at June 30, 2021 resulting in an unrealized loss of $676. As at June 30, 2021, the STL investment represented 0.01% of the total assets of the Company. A 10% decline in the fair market value of STL would result in an estimated increase in loss to DeFi of $2,478.

VolMEX Labs Corporation (“VLC”)

VLC is a protocol for volatility indices and non-custodial trading build on Ethereum. During Q1, 2021, the Company invested US$30,000 ($37,809) in VLC for the rights to certain preferred shares of VLC. The investment was valued at $37,182 at June 30, 2021 resulting in an unrealized loss of $627. As at June 30, 2021, the VLC investment represented 0.01% of the total assets of the Company. A 10% decline in the fair market value of VLC would result in an estimated increase in loss to DeFi of $3,718.

ACQUISITION OF DEFI CAPITAL INC.

On December 10, 2020, the Company acquired 49% of DeFi Capital Inc. (formerly DeFi Holding Inc.) (“DeFi Capital”) by issuing a total of 20,000,000 common shares of the Company to the shareholders of in proportion to their pro rata shareholdings of DeFi Capital, in exchange for a 49% interest in DeFi Capital and on January 28, 2021, the Company acquired the remaining 51% of DeFi Capital by issuing an additional 20,000,000 common shares of the Company. As a result of the control obtained through the acquisition of 100% of the outstanding shares of DeFi Capital, the asset and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of intangible assets. The Company paid total consideration of $22,400,000 in consideration of 100% ownership of DeFi Capital.

The acquisition of DeFi Capital is being treated as an asset acquisition for accounting purposes as DeFi Capital does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were recorded at their estimated fair market values, which are based on management estimates.

Purchase price consideration:

Purchase price consider paid:
Fair value of shares issued	$ 22,400,000
Fair value of assets and liabilities assumed: Blockchain Technology	$ 12,110,000
Brand Name	4,252,000
Accounts payable	(6,968)
Excess purchase price over fair value of assets assumed (expensed)	6,044,968
Total net assets aquired	$ 22,400,000

ACQUISITION OF VALOUR INC.

On February 12, 2021, the Company initially acquired 20% interest in Valour Inc. (formerly Valour Structured Products, Inc.) (“Valour”) by issuing 21,000,000 and on March 31, 2021, the Company acquired the remaining 80% interest in Valour by issuing 36,934,316 common shares of the Company. Valour is a private company incorporated in the Cayman Islands that operates as an issuer of exchange-traded certificates linked to various digital currencies and hedging thereof. As a result of the control obtained through the acquisition of 100% of the outstanding shares of Valour, the assets and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of cash, amounts receivable, investments, digital assets, prepaid expenses and accrued revenues, property, plant and equipment, right-to-use assets and intangibles (blockchain technology and brand name). The liabilities assumed consisted of accounts payable and accrued liabilities, due to ETP holders and lease liabilities. As consideration of the acquisition, the Company issued a total of 57,934,316 common shares with an estimated fair value of $90,769,946 based on the value of the common shares on the dates the definitive agreements were signed: January 19, 2021 and March 23, 2021.

Purchase price consideration

Consideration for acquisition:
Fair value of shares issued	$90,769,946

Accounting estimates of the acquisition with a purchase price of $90,769,946:
Cash and cash equivalents	3,859,430
Amounts receivable	21,677
Investments at fair value through profit or loss	8,897,800
Digital assets	67,831,424
Prepaid expenses and accrued revenues	403,701
Property, plant and equipment	10,443
Right-of-use assets	53,899
Goodwill	12,896
Accounts payable and accrued expenses	(1,094,855)
ETP holders payable	(68,848,678)
Lease liabilities	(53,899)
Blockchain Technology	20,718,000
Brand Name	20,383,000
52,194,838
Goodwill	38,575,108
Preliminary accounting estimate of net assets acquired	$90,769,946

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

FINANCIAL RESULTS

The following is a discussion of the results of operations of the Company for the three and six months ended June 30, 2021 and 2020. They should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020 and related notes.

Three and six months ended June 30, 2021 and 2020

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenues ETP trading	2,504,214	-	2,504,214	-
Other trading income	16,572	-	16,572	-
Lending income	65,956	-	65,956	-
Realized (loss) on digital assets	(3,950,265)	-	(3,950,265)	-
Unrealized (loss) on digital assets	(48,119,403)	-	(45,527,366)	-
Unrealized gain on ETP	49,823,748	-	49,823,748	-
Realized gain (loss) on investments, net	10,073	4,240	(1,915,040)	(197,863)
Unrealized (loss) gain on investments, net	(2,274,452)	279,670	319,747	286,165
Interest income	3,130	-	3,364	-
Total revenues	(1,920,427)	283,910	1,340,930	88,302
Expenses
Management and consulting fees	1,028,600	38,593	2,285,317	112,463
Share based payments	6,285,741	-	8,248,672	-
Travel and promotion	405,352	5,174	566,246	9,735
Office and rent	581,398	20,289	611,213	40,630
Accounting and legal	143,199	11,229	288,243	31,675
Regulatory and transfer agent	29,851	(732)	343,415	6,658
Depreciation - property, plant and equipment	1,144	-	1,144	-
Depreciation - right of use assets	16,089	-	16,089	-
Depreciation - intangibles	993,350	-	1,195,183	-
Finance costs	464,772	-	464,772	-
Transaction costs	354,291	141	361,677	1,592
Foreign exchange gain (loss)	(31,420)	(5,924)	(42,617)	1,361
Total expenses	10,272,367	68,770	14,339,354	204,114
Loss before other items	(12,192,794)	215,140	(12,998,424)	(115,812)
Excess purchase price over fair value of assets assumed (expensed)	-	-	(6,044,968)	-
Net (loss) income for the period	$(12,192,794)	$215,140	$ (19,043,392)	$(115,812)
Other comprehensive loss
Foreign currency translation loss	(129,082)	-	(130,780)	-
Net (loss) income and comprehensive (loss) income for the period	(12,321,876)	215,140	(19,174,172)	(115,812)

For the three and six months ended June 30, 2021, the Company recorded a net (loss) of $(12,192,794) and $(19,043,392) ($(0.06) and $(0.11) per basic share) compared to income (loss) of $215,140 and $(115,812) ($0.01 and $(0.00) per basic share) for the three and six months ended June 30, 2020.

The Company had revenues of $(1,920,427) and $1,340,930 for the three and six months ended June 30, 2021 compared to $283,910 and $88,302 in 2020. The Company had ETP trading income of $2,504,214, other trading income of $16,572, lending income of $65,956 and a realized loss on the disposal of digital assets of $(3,950,265) for the three and six months ended June 30, 2021 associated with Valour business during a period of weak cryptocurrencies markets. The Company had an unrealized loss on digital assets of $48,119,403 and $45,527,366 during the three and six months ended June 30, 2021 compared to $nil and $nil for the same periods in the prior year and also had a unrealized gain on ETP of $49,823,748. Cryptocurrency prices were weak in Q2 2021 resulting in an unrealized loss on our digital asset holdings that was offset back an unrealized gain on ETP due to the share price of the ETPs declining as cryptocurrency prices decreased.

The Company had realized gain (loss) of $10,073 and $(1,915,040) for the three and six months ended June 30, 2021 compared to $4,240 and $(197,863) for the same periods in 2020. The Company had unrealized (loss) gain of $(2,274,452) and $319,747 on investments compared to $279,670 and $286,165 in the prior year. The realized loss on investments were from the sale of SMC in Q1 off set by gain from the sale of ABXX in Q2. The unrealized gain for the six months ended June 30, 2021 consisted of gain on the Company’s investments holdings on LTC, BPC, FGC and the reversal of SMC’s prior year loss, offset by unrealized loss on the Company’s investments holdings in DEFI, HIVE, MEDV, SILO plus foreign exchange losses on the remainder of investments denominated in US dollars. The realized loss in 2020 was a result of disposal of the Company’s investments in FURA and the expiry of the ART warrants offset by realized gain on the disposal of the Company’s investments in QSC and YT. The unrealized gain in 2020 was a result of gain on the Company’s investment in QSC, YT and SMC and reversal of prior year’s losses from ART and FURA during the six months ended June 30, 2020.

Management and consulting fees were $1,028,600 and $2,285,317 during the three and six months ended June 30, 2021 compared to $38,593 and $112,463 during the same periods in 2020. Management and consulting fees are higher in 2021 as the Company made additions to the management team, added new advisors and consultants and granted a small bonus in Q1.

Share based payments were $6,285,741 and $8,248,672 during the three and six months ended June 30, 2021 compared to $nil and $nil in the same periods in 2020. The Company granted 18.1M option to directors, officers and consultants of the Company whereas no options were granted in 2020.

Travel and promotion was $405,352 and $566,246 during the three and six months ended June 30, 2021 compared to $5,174 and $9,735 during the same periods in 2020. With the acquisitions of Valour and DeFi Capital, the Company level of business activities and business development increased in 2021.

Office and rent was $581,352 and $611,213 during the three and six months ended June 30, 2021 compared to $20,289 and $40,630 during the same periods in 2020 due to opening and acquiring new office locations.

Accounting and legal was $143,199 and $288,243 during the three and six months ended June 30, 2021 from $11,229 and $31,675 during the same periods in 2020 due to increased legal costs.

Regulatory and transfer agent costs were $29,851 and $343,415 during the three and six months ended June 30, 2021 compared to $(732) and $6,658 during the prior periods in 2020 due to listing of the Company’s shares in NEO as well as applying to list its shares on OTC Exchange.

Total depreciation was $1,010,583 and $1,212,416 for the three and six months ended June 30, 2021 from
$nil in the prior periods. This relates to the equipment, right of use assets and intangible assets acquired as part of the acquisitions of DeFi Capital and Valour.

Transaction costs were $354,291 and $361,677 for the three and six months ended June 30, 2021 from
$141 and $1,592 in the prior periods. The increase in financing costs related to margin trading of digital assets.

Foreign exchange gain (loss) was $31,420 and $42,817 for the three and six months ended June 30, 2021 compared to $5,924 and $(1,316) in the prior period. The gain reflects the currency fluctuations in the Company’s accounts payables denominated in US dollars, British Pounds and Euro.

During the three and six months ended June 30, 2021, the Company used $111,069,461 and $112,804,877 in operations of which $1,711,426 and $2,293,414 was used in the change of working capital, $37,978 and $75,878 used in purchase of investment, $190,404,477 and $190,404,477 was used to purchase digital assets offset by $344,602 and $1,081,741 provided from sales of investment and $83,347,290 and $85,385,099 was provided from the disposal of digital assets. During the comparative three and six months ended June 30, 2020, the Company used $553,197 and $557,278 in operations of which $nil and $65,000 was used in purchase of investment offset by $12,640 and $79,130 provided from sale of investment and $491,143 and $368,654 used in the change of working capital.

During the three months and six month ended June 30, 2021, the Company provided $564,420 and
$3,830,814 in investing activities compared to $nil and $nil in the prior periods. These proceeds from investing activities were from the Valour acquisition.

During the three and six months ended June 30, 2021, $107,987,620 and $117,896,653 was provided from financing activities compared to $592,612 and $592,612 in the prior periods. The Company received proceeds of $200,751,972 and $200,751,972 from ETP holders, proceeds of $25,000 and $9,614,450 from private placement financing, $1,342,266 and $1,865,961 from exercise of warrants and $23,000 and $128,790 from exercise of stock options offset by $93,491,529 and $93,491,529 from payment to ETP holders, $nil and $309,902 in share issuance costs and $663,090 and $663,090 from the NCIB.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

DeFi relies upon various sources of funds for its ongoing operating activities. These resources include proceeds from dispositions of investments, interest and dividend income from investments and private placement financing.

On March 9, 2021, the Company closed a non-brokered private placement financing and issued 5,000,000 shares for gross proceeds of $10,000,000 at a price of $2 per common share and paid $309,902 in finders fees and other share issue costs.

DeFi used cash of $112,804,877 in its operating activities during the six months ended June 30, 2021. Included in cash used in operations are $75,787 used in the purchase of investment, $190,404,477 used in the purchase of digital assets, $121,560 used in the purchase of the promissory note and $2,293,414 used in the changes of working capital offset by $1,081,741 generated from proceeds on sale of investments and $83,385,099 generated from the disposal of digital assets. DeFi also provided $3,859,814 in investing activities mainly from cash acquired as part of the Valour acquisition. DeFi provided $117,896,653 in financing activities. Included is cash provided in financing activities are $200,751,972 from proceeds from ETP holders, $9,614,450 provided from private placement financing, $1,865,961 from the exercise of warrants and $128,790 from the exercise of options offset by $93,491,529 from payments to ETP holders, $309,902 for share issuance costs and $663,090 used to repurchase shares under the NCIB.

As at June 30, 2021, the Company’s sources of funds include the estimated fair value of its cash of $9,214,585, equity portfolio investments of $29,985,229 and digital assets of $125,571,652 offset by liabilities of $124,714,496.

Normal Course Issuer Bid (“NCIB”)

On April 13, 2021, the Company commenced a NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

During the six months ended June 30, 2021, the Company purchased and cancelled 458,100 shares at an average price of $1.45 per share (2020 - $nil).

Subsequent to June 30, 2021, the Company purchased and cancelled 639,000 shares at an average price of $0.75.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates.

As at June 30, 2021, the Company had the following financial assets and liabilities denominated in foreign currencies:

June 30, 2021
	United States Dollars	British Pound	European Euro
Cash	$ 8,548,076	$ -	$ -
Receivables	23,224	-	-
Loan receivable	123,940	-	-
Public investments	1,552,992	-	-
Private investments	6,785,108	-	-
Prepaid investment	146,875	-	1,074,191
Digital assets	124,618,842	-	-
Accounts payable and accrued liabilities	(123,792,851)	(75,745)	-
Net assets (liabilities)	$ 18,006,205	$ (75,745)	$ 1,074,191

As at June 30, 2021, United States Dollar was converted at a rate of $1.2394 (December 31, 2020 - $1.2732) Canadian Dollars to $1.00 US Dollar. British Pounds was converted at a rate of $1.7126 (December 31, 2020 - $1.7381) Canadian Dollars to 1.00 British Pound. Euro was converted at a rate of $1.4699 (December 31, 2020 - $1.5608) Canadian Dollars to 1.00 Euro.

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the six months ended June 30, 2021.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of approximately $2,409,000 be made upon the occurrence of certain events such as a change of control. Minimum commitments remaining under these contracts were approximately $701,000, all due within one year.

Legal Commitments

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations. As at June 30, 2021, no amounts have been accrued related to such matters.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company is currently defending the matter and is reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
	2021	2021	2020	2020	2020	2020	2019	2019
Revenue	($1,920,427)	$3,261,357	($216,972)	$3,079,896	$283,910	($195,608)	($190,735)	$107,411
Net (loss) income and comprehensive (loss) income	($12,321,876)	($6,852,296)	($770,324)	$2,959,668	$215,140	($330,952)	($269,147)	($92,534)
(Loss) income per Share - basic	($0.06)	($0.04)	($0.01)	$0.05	$0.01	($0.01)	($0.01)	($0.00)
(Loss) income per Share - diluted	($0.06)	($0.04)	($0.01)	$0.05	$0.01	($0.01)	($0.01)	($0.00)
Total Assets	$261,772,737	$194,017,574	$7,296,044	$3,785,693	$740,725	$432,597	$636,459	$898,625
Total Long Term Liabilities	$38,240	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

SELECTED ANNUAL INFORMATION

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

31-Dec-20		31-Dec-19	31-Dec-18
(a) Net Sales	-	-	-
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	$2,073,533	($1,507,338)	($9,794,067)
(ii) Income (loss) per share – basic	$0.04	($0.04)	($0.24)
(iii) Income (loss) per share – diluted	$0.04	($0.04)	($0.24)
(c) Total Assets	$7,296,044	$636,459	$1,946,695
(d) Total Liabilities	$992,248	$1,802,024	$1,604,922

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

COMPENSATION OF DIRECTORS AND OFFICERS

During the six months ended June 30, 2021, the Company paid or accrued $1,241,549 (2020 - $Nil) to directors of the Company and $1,364,250 (2020 - $33,000) to officers of the Company.

At June 30, 2021, the Company had $30,985 (December 31, 2020 - $2,543) owing to its current key management and $655,296 (December 31, 2020 - $655,296) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR at www.sedar.com

RELATED PARTY TRANSACTIONS

The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of June 30, 2021 and December 31, 2020.

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common	$ 2,003,862	55.2%
	shareholders
Flora Growth Corp.	Directors (Stan Bharti, Bernie Wilson), and common shareholders	1,552,992	42.7%
Medivolve Inc.	Former director (Stan Bharti), director (Daniyal Baizak), and	3,850	0.1%
	common shareholders
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officers	73,688	2.0%
	(Kenny Choi, Ryan Ptolemy) and common shareholders
Total investment - June 30, 2021		$ 3,634,392	100.0%
*	Private companies

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common	$1,929,853	54.2%
	shareholders
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	964,926	27.1%
Medivolve Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and	22,000	0.6%
	common shareholders
Sulliden Mining Capital Inc.	Director (Stan Bharti, William Steers) and officer (Ryan Ptolemy)	545,490	15.3%
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officer	98,250	2.8%
	(Kenny Choi, Ryan Ptolemy) and common shareholders
Total investment - December 31, 2020		$3,560,519	100.0%
*	Private companies
**	Formerly QuestCap Inc.
***	Formerly Yukoterre Resources Inc.

The Company has a diversified base of investors. To the Company’s knowledge, no related party holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as of June 30, 2021 (December 31, 2020 – Forbes).

During the six months ended June 30, 2021, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

•
The Company incurred $60,000 (2020 - $60,000) of expenses for its proportionate share of shared office costs with other corporations that may have common directors and officers. The costs associated with this space are administered by 2227929 Ontario Inc. As at June 30, 2021, the Company had a payable balance of $nil (December 31, 2020 - $$80,183) with 2227929 Ontario Inc. to cover shared expenses. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Fred Leigh, a former officer and former director of the Company, is also a director of 2227929 Ontario Inc.

•
The Company incurred $60,000 (2020 - $60,000) for administration costs with Forbes & Manhattan, Inc. (“Forbes”). In August 2017, Forbes became an insider of the Company owning approximately 34.9%, at the time, (approximately 16.3% at December 31, 2020) outstanding shares of the Company through an acquisition of Quebec Gold royalty interests. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. During the six months ended June 30, 2021, Forbes received $75,000 bonus. As at June 30, 2021, the Company had a payable balance of $34,819 (December 31, 2020 - $22,600) with Forbes. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Forbes participated in the Company’s January 2021 private placement financing and subscribed an aggregate 189,900 shares for gross proceeds of $379,800. As at June 30, 2021, Forbes ceased to be an insider of the Company.

•	Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($75,745) (December 31, 2020 - $76,872 expenses owed to Vik Pathak, a former director and officer of DeFi.

•
In connection with the March 2021 private placement financing, an inside of the Company also subscribed 189,900 shares. A director and officer also subscribed 12,500 shares for gross proceeds of $25,000.

•	In connection with the February 24, 2021 stock option grant, 500,000 options were granted to directors of the Company.

•	In connection with the April 9, 2021 stock option grant, 1,000,000 options were granted to directors and officers of the Company.

•	In connection with the May 18, 2021 stock option grant, 2,700,000 options were granted to directors and officers of the Company.

•	In connection with the May 25, 2021 stock option grant, 450,000 options were granted to a director of the Company.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

MANAGEMENT CHANGE

On February 16, 2021, the Company announced the appointment of Wouter Witvoet as Chief Executive Officer of the Company. Mr. Witvoet previously was Founder and CEO at Secfi, Inc., the first platform offering financing secured by private company stock. Secfi raised two rounds of venture capital as well as a facility of US$550 million from a leading New York based hedge fund. Mr. Witvoet replaced Mr. Baizak as Chief Executive Officer of the Company.

On July 20, 2021, the Company announced the appointment of Russell Starr as Executive Chairman. Mr. Starr, who was serving as the Head of Capital Markets for DeFi Technologies is an established CEO, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and advisor focused on forging meaningful, high stakes, high return business development connections.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the statements of financial position date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrual liabilities approximate their fair values due to the short-term nature of these instruments.
ii.
Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019.

iii.	Digital assets are carried at the amount of US dollars they can be converted into.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at June 30, 2021.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	(Valuation technique - non-observable market inputs)	Total

Publicly traded investments	$3,746,989	$15,712,992	$-	$19,459,981
Privately traded invesments	-		10,525,248	10,525,248
Digital assets	-	125,571,652	-	125,571,652
June 30, 2021	$3,746,989	$141,284,644	$10,525,248	$155,556,881
Publicly traded investments	$567,490	$-	$98,250	$665,740
Privately traded invesments	-	-	2,920,243	2,920,243
Digital assets	-	636,600	-	636,600
December 31, 2020	$567,490	$636,600	$3,018,493	$4,222,583

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the period ended June 30, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	June 30, 2021	December 31, 2020
Balance, beginning of period	$ 636,600	$ -
Purchases	206,404,477	636,600
Disposal	(83,385,099)	-
Transferred from Level 3	1,051,233	-
Realized and unrealized gain/(loss) net	16,577,433	-
Balance, end of period	$ 141,284,644	$ 636,600

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended June 30, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	June 30, 2021	December 31, 2020
Balance, beginning of period	$3,018,493	$-
Purchases	5,463,774	3,121,864
Transferred to Level 2	(1,051,233)	-
Realized and unrealized gain/(loss) net	3,094,214	(103,371)
Balance, end of period	$10,525,248	$3,018,493

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at June 30, 2021.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.*	$3,740,140	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,003,862	Recent financing	Marketability of shares	0% discount
Clover Inc.	49,576	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	619,700	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	4,050,000	Transaction price	Marketability of shares	0% discount
Skolem Technologies Ltd.	24,788	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	37,182	Recent financing	Marketability of shares	0% discount
	$10,525,248

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As at June 30, 2021, the valuation of 3iQ was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $374,014 change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s royalties to an arm’s length party of the Company. As at June 30, 2021, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $200,386 change in the carrying amount.

Clover Inc. (“Clover”)

On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Clover. As at June 30, 2021, the valuation of Clover was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021, a +/- 10% change in the fair value of Clover will result in a corresponding +/- $4,958 change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at June 30, 2021, the valuation of LTC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $61,970 change in the carrying amount.

SDK:meta, LLC (“SDK”)

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company. As at June 30, 2021, the valuation of SDK was based on the price of the Company’s shares on the closing date of issue of the share exchange agreement. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021, a +/- 10% change in the fair value of SDK will result in a corresponding +/- $405,000 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. As at June 30, 2021, the valuation of STL was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021, a +/- 10% change in the fair value of STL will result in a corresponding +/- $2,479 change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at June 30, 2021, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2021. As at June 30, 2021. a +/- 10% change in the fair value of VLC will result in a corresponding +/- $3,718 change in the carrying amount.

OUTSTANDING SHARE DATA

Authorized unlimited common shares without par value – 209,537,465 are issued and outstanding as at August 13, 2021.

Authorized 20,000,000 preferred shares, at 9% cumulative dividends, non-voting, non-participating, non- redeemable, non-retractable, and non-convertible – 4,500,000 are issued and outstanding as at August 13, 2021.

Stock options and convertible securities outstanding as at August 13, 2021 are as follows:

Stock Options:
19,881,000 with exercise price ranging from $0.09 to $2.90 expiring between September 29, 2021 and May 25, 2026.

Warrants:
21,780,997 with exercise price ranging from $0.05 to $0.25 expiring between June 12, 2022 and November 16, 2022.

SUBSEQUENT EVENTS

Subsequent to June 30, 2021, 1,028,260 shares were issued from warrants exercised for gross proceeds of $166,798.

RISKS AND UNCERTAINTIES

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company. Please also refer to the Company’s AIF for the year ended December 31, 2020 filed on SEDAR for a full description of the Company’s risks in addition to those highlighted below.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Cryptocurreny Risks

Cybersecurity Threats and Hacks

As with any other computer code, flaws in cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies can occur.

Regulatory Changes

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of DeFi to continue to operate. The effect of any future regulatory change on DeFi or any cryptocurrency that DeFi may invest in is impossible to predict, but such change could be substantial and adverse to DeFi.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation. On August 24, 2017 and June 11, 2018, the Canadian Securities Administrators published CSA Staff Notice 46-307 – Cryptocurrency Offerings and CSA Staff Notice 46- 308 – Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the common shares of DeFi (the “Common Shares”). Such a restriction could result in DeFi liquidating its cryptocurrency investments at unfavorable prices and may adversely affect DeFi’s shareholders.

Value of Cryptocurrencies may be Subject to Momentum Pricing Risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of DeFi’s cryptocurrency inventory and thereby affect DeFi’s shareholders.

Cryptocurrency Exchanges and other Trading Venues are Relatively New

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past four years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Banks May Cut off Banking Services to Businesses that Provide Cryptocurrency-related Services

A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of DeFi’s cryptocurrency inventory.

Impact of Geopolitical Events

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of DeFi’s cryptocurrency investments. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect DeFi’s cryptocurrency inventory.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect DeFi’s operations and profitability.

Further Development and Acceptance of the Cryptographic and Algorithmic Protocols

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect DeFi’s operations. The factors affecting the further development of the industry, include, but are not limited to the following:

•	continued worldwide growth in the adoption and use of cryptocurrencies;
•	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
•	changes in consumer demographics and public tastes and preferences;
•	the maintenance and development of the open-source software protocol of the network;
•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
•	general economic conditions and the regulatory environment relating to digital assets; and
•	negative consumer sentiment and perception of cryptocurrencies.

Acceptance of Cryptocurrency is Uncertain

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect DeFi’s operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact DeFi’s operations, investment strategies, and profitability.

Risk of Loss, Theft or Destruction of Cryptocurrencies

There is a risk that some or all of DeFi’s cryptocurrencies could be lost, stolen or destroyed. If DeFi’s cryptocurrencies are lost, stolen or destroyed under circumstances rendering a party liable to DeFi, the responsible party may not have the financial resources sufficient to satisfy DeFi’s claim.

Irrevocability of Transactions

Bitcoin and most other cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and DeFi may not be capable of seeking compensation for any such transfer or theft. To the extent that DeFi is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received DeFi’s cryptocurrencies through error or theft, DeFi will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. DeFi will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

Further Development and Acceptance of the Bitcoin Network

The further development and acceptance of the Bitcoin Network and other cryptographic and algorithmic protocols governing the issuance of transactions in Bitcoins and other digital currencies, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of the Bitcoin Network may adversely affect the value of Bitcoin.

The use of digital currencies, such as Bitcoin, to, among other things, buy and sell goods and services, is part of a new and rapidly evolving industry that employs digital assets based upon a computer generated mathematical and/or cryptographic protocol. Bitcoin is a prominent, but not a unique, part of this industry. The growth of this industry in general, and the Bitcoin Network in particular, is subject to a high degree of uncertainty. Factors affecting the development of this industry, include, but are not limited to the following:

•	continued worldwide growth in the adoption and use of Bitcoins and other digital currencies;
•
government and quasi-government regulation of Bitcoins and other digital assets and their use, or restrictions on, or regulation of, access to and operation of the Bitcoin Network or similar digital asset systems;

•	changes in consumer demographics and public tastes and preferences;
•	the maintenance and development of the open-source software protocol of the Bitcoin Network or similar digital asset systems;
•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
•	general economic conditions and the regulatory environment relating to digital assets; and
•	negative consumer perception of Bitcoins specifically and cryptocurrencies generally.

Potential Failure to Maintain the Bitcoin Network

The Bitcoin Network operates based on an open-source protocol maintained by the core developers of the Bitcoin Network and other contributors, largely on the GitHub resource section dedicated to Bitcoin development. As the Bitcoin Network protocol is not sold and its use does not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating the Bitcoin Network protocol. Consequently, there is a lack of financial incentive for developers to maintain or develop the Bitcoin Network and the core developers may lack the resources to adequately address emerging issues with the Bitcoin Network protocol. Although the Bitcoin Network is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the Bitcoin Network protocol and the core developers and opensource contributors are unable to address the issues adequately or in a timely manner, the Bitcoin Network and an investment in the Common Shares may be adversely affected.

Potential Manipulation of Blockchain

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double-spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.
Risk of Security Breaches

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin and other cryptocurrency exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm DeFi’s business operations or result in loss of DeFi’s assets. Any breach of DeFi’s infrastructure could result in damage to DeFi’s reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, DeFi believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by DeFi. The security procedures and operational infrastructure of DeFi may be breached due to the actions of outside parties, error or malfeasance of an employee of DeFi or otherwise, and, as a result, an unauthorized party may obtain access to DeFi’s Bitcoin account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce employees of DeFi to disclose sensitive information in order to gain access to DeFi’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, DeFi may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of DeFi’s accounts occurs, the market perception of the effectiveness of DeFi could be harmed.

Fluctuations in the Market Price of Bitcoins and Other Cryptocurrencies

The value of the Common Shares relates partially to the value of the cryptocurrencies held directly or indirectly by DeFi, and fluctuations in the price of Bitcoins and other cryptocurrencies could materially and adversely affect an investment in the Common Shares. Several factors may affect the price of cryptocurrencies, including: the total number of cryptocurrencies in existence; global cryptocurrency demand; global cryptocurrency supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of cryptocurrencies; interest rates; currency exchange rates, including the rates at which cryptocurrencies may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; interruptions in service from or failures of major cryptocurrency exchanges; Cyber theft of cryptocurrencies from online wallet providers, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of cryptocurrencies as a form of payment or the purchase of cryptocurrencies; the availability and popularity of businesses that provide cryptocurrency and blockchain-related services; the maintenance and development of the open-source software protocol of the Bitcoin Network; increased competition from other forms of cryptocurrency or payments services; global or regional political, economic or financial events and situations; expectations among cryptocurrency economy participants that the value of cryptocurrencies will soon change; and fees associated with processing a cryptocurrency transaction.

Bitcoin and other cryptocurrencies have historically experienced significant intraday and long-term price volatility. If cryptocurrency markets continue to be subject to sharp fluctuations, shareholders may experience losses if they need to sell their Common Shares at a time when the price of cryptocurrencies is lower than it was when they purchased their Common Shares. In addition, investors should be aware that there is no assurance that cryptocurrencies will maintain their long term value in terms of future purchasing power or that the acceptance of cryptocurrency payments by mainstream retail merchants and commercial businesses will continue to grow.

Response to Changing Security Needs

As technological change occurs, the security threats to DeFi’s cryptocurrencies will likely adapt and previously unknown threats may emerge. DeFi’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of DeFi’s cryptocurrencies. To the extent that DeFi is unable to identify and mitigate or stop new security threats, DeFi’s cryptocurrencies may be subject to theft, loss, destruction or other attack.

Market Adoption

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect an investment in the Common Shares. Cryptocurrencies have only recently become accepted as a means of payment for goods and services by certain major retail and commercial outlets and use of cryptocurrencies by consumers to pay such retail and commercial outlets remains limited. Conversely, a significant portion of cryptocurrencies demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrencies. A lack of expansion by cryptocurrencies into the retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the market price of cryptocurrencies. Further, if fees increase for recording transactions in the applicable Blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of cryptocurrencies.

Miners May Cease Operations

If the award of Bitcoins or other cryptocurrencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control.

Risks Related to Insurance

DeFi intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for DeFi, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on DeFi.

Cyber Security Risk

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).

A cyber incident that affects DeFi or its service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

General Company Risk

Portfolio Exposure and Sensitivity to Political and Macro-Economic Conditions

Given the nature of the Company’s current and proposed investment activities, the results of operations and financial condition of the Company will be dependent upon the market value of the securities that will comprise the Company’s investment portfolio. Market value can be reflective of the actual or anticipated operating results of companies in the portfolio and/or the general market conditions that affect a particular sector. Various factors affecting a sector could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company may invest in small-cap businesses that may never mature or generate adequate returns or may require a number of years to do so. This may create an irregular pattern in the Company’s investment gains and revenues (if any).

Macro factors such as fluctuations in commodity prices and global political and economic conditions could also negatively affect the Company’s portfolio of investments. The Company may be adversely affected by the falling share prices of the securities of investee companies; as such, share prices may directly and negatively affect the estimated value of the Company’s portfolio of investments. Moreover, company- specific risks could have an adverse effect on one or more of the investments that may comprise the portfolio at any point in time. Company-specific and industry specific risks that may materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results. The factors affecting current macro-economic conditions are beyond the control of the Company.

Cash Flow, and Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, dividends and/or royalty payments on investments and proceeds from the disposition of investments. The availability of these sources of income and the amounts generated from these sources are dependent upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to capital markets is hindered, whether as a result of a downturn in market conditions generally or to matters specific to the Company, or if the value of its investments decline, resulting in losses upon disposition.

Private Issuers and Illiquid Securities

The Company may invest in securities of private issuers, illiquid securities of public issuers and publicly traded securities that have low trading volumes. The value of these investments may be affected by factors such as investor demand, resale restrictions, general market trends and regulatory restrictions. Fluctuation in the market value of such investments may occur for a number of reasons beyond the control of the Company and there is no assurance that an adequate market will exist for investments made by the Company. Many of the investments made by the Company may be relatively illiquid and may decline in price if a significant number of such investments are offered for sale by the Company or other investors.

Trading Price of the Common Shares Relative to Net Asset Value

The Company is neither a mutual fund nor an investment fund and, due to the nature of its business and investment strategy and the composition of its investment portfolio, the market price of the Common Shares, at any time, may vary significantly from the Company’s net asset value per Common Share. This risk is separate and distinct from the risk that the market price of the Common Shares may decrease.

Concentration of Investments

Other than as described in the Company’s filings under its profile on SEDAR, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavourable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area, resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area.

The Company’s current portfolio of assets is highly concentrated in mining company equities which operate in developing countries. Investments in such equities are subject to significant risks inherent to the mining industry and conducting business in developing countries, which may be subject to additional risks, such as significant social unrest, corruption, criminality, terrorism, acts of war, expropriation, and the absence of the rule of law. Mining industry stocks have been known to be highly volatile and subject to significant fluctuations. In addition, the Company is looking to diversify and focus its investment activities in the technology sector and green and renewable energy sectors. There is no assurance the Company will be successful in its diversification efforts. These industries are also subject to significant fluctuations and uncertainties. In the event the Company’s investment become concentrated in any such sectors, it will be subject to the risks inherent to such sectors.

Available Opportunities and Competition for Investments

The success of the Company’s operations will depend upon, among other things: (a) the availability of appropriate investment opportunities; (b) the Company’s ability to identify, select, acquire, grow and exit those investments; and (c) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, will have a longer operating history and may be better capitalized, have more personnel and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing, which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can also be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of investments. These competitors may limit the Company’s opportunities to acquire interests in investments that are attractive to the Company. The Company may be required to invest otherwise than in accordance with its investment policy and strategy in order to meet its investment objectives. If the Company is required to invest other than in accordance with its investment policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares comprising the Company’s investment portfolio is sustainable. The trading prices of such subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including, but not limited to, quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the resource industry and general market or economic conditions. In recent years, equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments

Dependence on Management, Directors and Investment Committee

The Company is dependent upon the efforts, skill and business contacts of key members of management and the Board for, among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow assets and raise funds.

From time to time, the Company will also need to identify and retain additional skilled management to efficiently operate its business. Recruiting and retaining qualified personnel is critical to the Company’s success and there can be no assurance of its ability to attract and retain such personnel. If the Company is not successful in attracting and training qualified personnel, the Company’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Additional Financing Requirements

The Company may have ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available at all, on acceptable terms or at an acceptable level. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the securities of the Company will earn any positive return in the short-term or long-term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments successfully. The past performance of management of the Company provides no assurance of its future success.

Potential Conflicts of Interest

Certain of the directors and officers of the Company are or may, from time to time, be involved in other financial investments and professional activities that may on occasion cause a conflict of interest with their duties to the Company. These include serving as directors, officers, advisors or agents of other public and private companies, including companies involved in similar businesses to the Company or companies in which the Company may invest, managing of investment funds, purchases and sales of securities and investment and management counselling for other clients. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s results of operations and financial condition.

Due Diligence

The due diligence process undertaken by the Company in connection with investments may not reveal all facts that may be relevant in connection with an investment. Before making investments, the Company will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company will rely on resources available, including information provided by the target of the investment and, in some circumstances, third- party investigations. The due diligence investigation that is carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Conflicts of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of DeFi may have a conflict of interest in negotiating and concluding terms respecting such participation.

The Company has no restrictions with respect to investing in companies or other entities in which a member of the Company’s management or Board may already have an interest or involvement. However, prior to the Company making an investment, all members of senior management and the Board shall be obligated to disclose any such other interest or involvement. In the event that a conflict is determined to exist, the Company may only proceed after receiving approval from disinterested members of the Board.

The Company is also subject to the “non arm’s length” transaction policies of the TSX Venture Exchange, which mandates disinterested shareholder approval for certain transactions.

The management and directors of the Company may be involved in other activities which may on occasion cause a conflict of interest with his or her duties to the Company. These include serving as directors, officers, promoters, advisors or agents of other public and private companies, including of companies in which the Company may invest, or being shareholders or having an involvement or financial interest in one or more shareholders of existing or prospective investee companies of the Company. The management and directors of the Company may also engage from time to time in transactions with the Company where any one or more of such persons is acting in his or her capacity as financial or other advisor, broker, intermediary, principal or counterparty.

The management and directors of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunities and requiring disclosure of conflicts of interest, and the Company will rely upon such laws in respect of any conflict of interest. Further, to the extent that management or directors of the Company engage in any transactions with the Company, such transactions will be carried out on customary and arm’s length commercial terms.

Non-controlling Interests

The Company’s investments include equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which DeFi does not agree or that the majority stakeholders or the management of the investee Company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the values of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Litigation

DeFi has entered into legally binding agreements with various third parties on a consulting basis. The interpretation of the rights and obligations that arise from such agreements is open to interpretation and DeFi may disagree with the position taken by the various other parties resulting in a dispute that could potentially initiate litigation and cause DeFi to incur legal costs in the future. Given the speculative and unpredictable nature of litigation, the outcome of any such disputes could have a material adverse effect on DeFi.

MULTILATERAL INSTRUMENT 52-109 DISCLOSURE

Evaluation of disclosure controls and procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation, and that such information is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal controls over financial reporting

The CEO and CFO, together with other members of Management, have designed internal controls over financial reporting based on the Internal Control–Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 1992). These controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual audited financial statements in accordance with IFRS.

We have not identified any changes to our internal control over financial reporting which would materially affect, or is reasonably likely to materially affect, our internal control over financial reporting.

The CEO and CFO, together with other members of Management, have evaluated the effectiveness of internal controls over financial reporting as defined by National Instrument 52-109, and have concluded, based on our evaluation that they are operating effectively as at June 30, 2021.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 2 of its annual audited financial statements for the years ended December 31, 2020 and 2019

Future accounting change

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s Consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated financial statements are as follows:

Accounting for Digital Assets
The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the last closing price in the range (UTC time) from www.coinmarketcap.com.

Fair value of financial derivatives
Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value.

Fair value of investment in securities not quoted in an active market or private company investments Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments
The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share- based compensation expense. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Business combination
Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.

(Formerly Routemaster Capital Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(expressed in Canadian dollars)

Independent Auditor’s Report

To the Shareholders of DeFi Technologies Inc. (formerly Routemaster Capital Inc.)

Opinion

We have audited the consolidated financial statements of DeFi Technologies Inc. (formerly Routemaster Capital Inc.) and its subsidiary (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in equity (deficiency) for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and 2019 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner of the audit resulting in this independent auditor’s report is Chris Milios.

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario

March 31, 2021

DeFi Technologies Inc.

(Formerly Routemaster Capital Inc.)

5

DeFi Technologies Inc.

(Formerly Routemaster Capital Inc.)

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)
	Note	December 31,	December 31,
		2020 $	2019 $

Assets
Current
Cash	12	332,075	4,762
Public investments, at fair value through profit and loss	3,12	665,740	623,275
Prepaid expenses and deposits	4,12	141,386	8,422
Digital assets, at fair value through profit and loss	5	636,600	-
Total current assets		1,775,801	636,459

Private investments, at fair value through profit and loss	3,12	2,920,243	-
Investment in associate	6	2,600,000	-
Total assets		7,296,044	636,459

Liabilities
Accounts payable and accrued liabilities	7,12,14,15	992,248	1,802,024
Total liabilities		992,248	1,802,024

Equity (Deficiency)		-
Common shares	10(b)	23,357,691	18,820,850
Preferred shares	10(c)	4,321,350	4,321,350
Share-based payments reserves	11	1,190,995	359,408
(Deficit)		(22,566,240)	(24,667,173)
Total equity (deficiency)		6,303,796	(1,165,565)
Total liabilities and equity (deficiency)		7,296,044	636,459
Nature of operations and going concern	1
Commitments and contingencies	15
Subsequent events	18

Approved on behalf of the Directors:

“Tito Gandhi”	“Daniyal Baizak”
Director	Director

See accompanying notes to these consolidated financial statements

6

DEFI Technologies Inc.

(Formerly Routemaster Capital Inc.)

Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars)
		Years ended December 31,
	Note	2020 $	2019 $

Revenues
Realized (loss) on investments, net		(197,863)	(708,793)
Unrealized gain (loss) on investments, net		151,087	(124,807)
Interest income		-	2,040
Total revenue		(46,776)	(831,560)

Expenses
Operating, general and administration	9,14	716,210	794,647
Transaction costs		1,592	3,739
Foreign exchange loss (gain)		17,816	(4,125)
Total expenses		735,618	794,261
(Loss) before other items		(782,394)	(1,625,821)

Other items
Gain on settlement of payable		-	118,483
Gain on sale of royalties	8	2,998,002	-
Excess purchase price over fair value of assets assumed (expensed)	17	(142,075)	-
Total other items		2,855,927	118,483

Net income (loss) and comprehensive income (loss) for the year		2,073,533	(1,507,338)

Income (loss) per share
Basic		0.04	(0.04)
Diluted		0.04	(0.04)

Weighted average number of shares outstanding:
Basic		55,836,068	41,513,631
Diluted		57,756,780	41,513,631

See accompanying notes to these consolidated financial statements

7

DEFI Technologies Inc.
(Formerly Routemaster Capital Inc.)
Statements of Cash Flows
(Expressed in Canadian dollars)
	Note	Years ended December 31,
		2020	2019
		$	$

Cash (used in) provided by operations:
Net income (loss) for the year		2,073,533	(1,507,338)
Adjustments to reconcile net income to cash (used in) operating activities:
Share-based payments	11	115,798	-
Gain on sale of royalties	8	(2,998,002)	-
Realized loss on investments, net		197,863	708,793
Unrealized (gain) loss on investments, net		(151,087)	124,807
Unrealized loss (gain) on foreign exchange		19,119	(4,146)
Transaction cost	17	142,075	-
Gain on settlement of payables		-	(118,483)
		(600,701)	(796,367)
Adjustment for:
Purchase of investments		(90,612)	-
Disposal of investments		79,130	458,383
Change in receivables		-	7,534
Change in prepaid expenses and deposits		(132,964)	4,403
Change in accounts payable and accrued liabilities		(809,499)	320,336
Net cash (used in) provided from operating activities		(1,554,646)	(5,711)

Investing activities
Purchase of digital assets	5	(640,300)	-
Acquisition of subsidiary	17	(208,912)	-
Cash received from acquisiton of subsidiary	17	66,837	-
Net cash (used in) investing of activities		(782,375)	-

Financing activities
Proceeds from issuance of units	10	2,600,000	-
Share and warrant issuance costs	10	(26,553)	-
Proceeds from exercise of warrants	10,11	84,583	-
Proceeds from exercise of options	10,11	22,000	-
Net cash provided by financing activities		2,680,030	-

Effect of exchange rate changes on cash		(15,696)	(630)

Change in cash		327,313	(6,341)
Cash, beginning of year		4,762	11,103
Cash, end of year		332,075	4,762
Supplemental information:
Investments received through sale of royalties		$2,998,002	$-
Shares issued for investment in associate		2,600,000	-
Proceeds payable for acquisiton of subsidiary		174,093	-

See accompanying notes to these consolidated financial statements

8

DeFi Technologies Inc.

(Formerly Routemaster Capital Inc.)

Consolidated Statements of Changes in Equity (Deficiency)

(Expressed in Canadian dollars)
	Number of Common	Common	Number of Preferred	Preferred	Share-based payments		Share-based Payments
	Shares	Shares	Shares	Shares	Options	Warrants	Reserve	(Deficit)	Total

Balance, December 31, 2019	41,513,693	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,667,173)	$(1,165,565)
Private Placements	40,000,000	2,600,000	-	-	-	-	-	-	2,600,000
Warrants issued	-	(777,320)	-	-	-	777,320	777,320	-	-
Broker warrants issued	-	(1,548)	-	-	-	1,548	1,548	-	-
Share and warrant issue costs	-	(20,828)	-	-	-	(5,725)	(5,725)	-	(26,553)
Shares issued for investment in associate	20,000,000	2,600,000	-	-	-	-	-	-	2,600,000
Warrants exercised	1,691,668	84,583	-	-	-	-	-	-	84,583
Value of warrants exercised	-	18,994	-	-	-	(18,994)	(18,994)	-	-
Option exercised	200,000	22,000	-	-	-	-	-	-	22,000
Value of options exercised	-	10,960	-	-	(10,960)	-	(10,960)	-	-
Share-based payments	-	-	-	-	115,798	-	115,798	-	115,798
Options expired	-	-	-	-	(27,400)	-	(27,400)	27,400	-
Net income for the year	-	-	-	-	-	-	-	2,073,533	2,073,533
Balance, December 31, 2020	103,405,361	$23,357,691	4,500,000	$4,321,350	$276,407	$914,588	$1,190,995	$(22,566,240)	$6,303,796

Balance, December 31, 2018	41,513,693	$18,820,850	4,500,000	$4,321,350	$233,641	$240,539	$474,180	$(23,274,607)	$341,773
Expiration of options	-	-	-	-	(34,672)	-	(34,672)	34,672	-
Expiration of warrants	-	-	-	-	-	(80,100)	(80,100)	80,100	-
Net (loss) for the year	-	-	-	-	-	-	-	(1,507,338)	(1,507,338)
Balance, December 31, 2019	41,513,693	$18,820,850	$4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,667,173)	$(1,165,565)

See accompanying notes to these consolidated financial statements

9

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (formerly Routemaster Capital Inc.) (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company uplisted its shares to NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. The Company’s head office is located at 65 Queen Street West, 9th Floor, Toronto, Ontario, Canada, M5H 2M5.

These consolidated financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. In December 2020, the Company completed its transition to a decentralized finance company, resulting in the Company determining that it no longer meets the criteria for being an investment entity under IFRS 10, Consolidated Financial Statements (“IFRS 10”). As at December 31, 2020, the Company has working capital of $785,553 (December 31, 2019 - $(1,165,565)), including cash of $332,075 (December 31, 2019 - $4,762) and an accumulated deficit of $22,566,240 (December 31, 2019 - $24,667,173). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern. See Note 18.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

2.	Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies as set out below were consistently applied to all the periods presented unless otherwise noted. These consolidated financial statements of the Company were approved for issue by the Board of Directors on March 31, 2021.

(b)	Basis of preparation

The Company’s functional and presentation currency is the Canadian dollar (“$”). Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains and losses are included in operations.

10

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(c)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These consolidated financial statements of fiscal 2020 comprise the financial statements of the Company and its wholly owned subsidiary Electrum Streaming Inc. All material intercompany transactions and balances between the Company and its subsidiary have been eliminated on consolidation. Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

(d)	Significant accounting judgements, estimates and assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value. Refer to Notes 3 and 12 for further details.

(ii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 12 for further details.

(iii)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk- free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

11

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions

(iv)	Transition to a decentralized finance company

In December 2020, the Company completed its transition to a decentralized finance company, resulting in the Company determining that it no longer meets the criteria for being an investment entity (“Investment Entity accounting”) under IFRS 10, Consolidated Financial Statements (“IFRS 10”). The exact timing of the transition from an investment entity to a decentralized finance company is highly judgemental and the Company concluded that this transition occurred in December 2020. As a result, effective December 10, 2020 (the “Transition Date”), the Company was required to apply acquisition method of accounting as per IFRS 3, Business Combinations (“IFRS 3”), to all subsidiaries that were previously measured at fair value through the profit and loss (“FVTPL”).

As at Transition Date, the Company did not have any controlled subsidiaries that required consolidation.

As at Transition Date, the Company’s investment in DeFi Holdings Inc. was subject to significant influence and accounted for using equity accounting for associates under IAS 28, Investments in Associates and Joint Ventures (“IAS 28”) (see Note 6).

The Company’s remaining investments continue to be accounted for as portfolio investments measured at FVTPL in accordance with IFRS 9, Financial Instruments (“IFRS 9”).

These financial reporting changes are material to the Company and have been applied on a prospective basis in accordance with the relevant guidance of IFRS 10 and, as such, the activity prior to the Transition Date reflects Investment Entity Accounting.

(v)	Contingencies (See Note 15 for details)

(vi)	Digital Assets

The Company’s holdings of digital assets are comprised entirely of USD Coin (“USDC”) stablecoins. 1 USDC can be exchanged for one United States Dollar at any time and as a result management has looked to the value of a United States Dollar in order to determine the value of these stablecoins as at the reporting date. See Note 5.

(vii)	Determination of significant influence of investment in associates

As at December 31, 2020, the Company has classified its investment in DeFi Holdings Inc. as an investment in associate based on management’s judgement that consider its ownership of 49% of the outstanding shares of DeFi Holdings Inc. as an investment where the Company has significant influence.

(e)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash, public investments, private investments, accounts payable and accrued liabilities.

12

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(i)	Investments

Purchases and sales of investments where the Company cannot exert control or significant influence are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss).

At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Transaction costs are expensed as incurred in the statements of loss. The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith (see Note 12, “Financial instruments”). The three levels are defined as follows:

Level 1 – investment with quoted market price;

Level 2 – investment which valuation technique is based on observable market inputs; and

Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly traded investments:

1. Securities, including shares, options, and warrants which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the statement of financial position date or the closing price on the last day the security traded if there were no trades at the statement of financial position date. These are included in Level 1 as disclosed in Note 12.

2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee corporation, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2 in Note 12.

3. Warrants or options of publicly traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. If no such market inputs are available or reliable, the warrants and options are valued at intrinsic value. These are included in Level 2 as disclosed in Note 12.

4. Securities which are traded on a recognized securities exchange but which do not have an active market are recorded at the most recent transaction price. These are included in Level 3 in Note 12.

The amounts at which the Company’s publicly traded investments could be disposed of may differ from carrying values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

13

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(i)	Investments (continued)

Privately held investments:

1. Securities in privately held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 12. Options and warrants of private companies are carried at their intrinsic value.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as a significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which, for example, reduce the corporate tax burden, permit mining where, or to an extent that, it was not previously allowed, or reduce or eliminate the need for permitting or approvals;
●	receipt by the investee company of environmental, mining, aboriginal or similar approvals, which allow the investee company to proceed with its project(s);
●	filing by the investee company of a National Instrument 43-101 technical report in respect of a previously non- compliant resource;

14

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(i)	Investments (continued)

Privately held investments: (continued)

●	release by the investee company of positive exploration results, which either proves or expands their resource prospects; and
●	important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which increases the tax burden on companies, which prohibit mining where it was previously allowed, which increases the need for permitting or approvals, etc.;
●	denial of the investee company’s application for environmental, mining, aboriginal or similar approvals which prohibit the investee company from proceeding with its projects;
●	the investee company releases negative exploration results;
●	changes to the management of the investee company take place which the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;
●	the investee company is placed into receivership or bankruptcy; and
●	based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

(ii)	Financial assets other than investments at fair value and liabilities

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVPL”) or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Other accounts receivable held for collection of contractual cash flows are measured at amortized cost.

15

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(ii)	Financial assets other than investments at fair value and liabilities (continued)

Financial assets (continued)

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of earnings (loss). The Company’s investments are classified as financial assets at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities, which are measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

16

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(ii)	Financial assets and liabilities (continued)

Financial liabilities (continued)

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statements of earnings (loss).

(f)	Cash

Cash is comprised of cash on hand and deposits that generally mature within 90 days from the date of acquisition. Deposits are held in Canadian chartered banks or in a financial institution controlled by a Canadian chartered bank.

(g)	Revenue recognition

Revenue is recognised only when it is probable that the economic benefits associated with the transaction will flow to the entity. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount, or the amount in respect of which recovery has ceased to be probable, is recognised as an expense, rather than as an adjustment of the amount of revenue originally recognised.

Realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the statement of loss on a trade date basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition. All transaction costs are expensed as incurred.

(h)	Income (loss) per share

Basic income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of the Company’s common shares outstanding during the period. Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted-average number of common shares outstanding if dilutive common shares had been issued during the period. The calculation of diluted income (loss) per share assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price for the period. Diluted income per share for the year ended December 31, 2020 does not include the effect of 5,465,000 stock options and 23,846,153 warrants as they are anti-diluted. For the year ended December 31, 2019, all stock options and warrants were anti-dilutive and excluded from the calculation of dilutive loss per share.

(i)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

17

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(i)	Income taxes (continued)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. For options that expire unexercised, the recorded value is transferred to deficit.

(k)	Royalty interests on mineral properties

The Company held royalty interests in exploration stage mineral properties. Royalty interests are recorded at cost and capitalized as tangible assets with finite lives. The carrying value of royalty interests are depleted using the unit-of- production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties. Royalty interest on exploration stage mineral properties, where there are no estimated reserves, are not amortized.

The Company evaluates its royalty interests on mineral properties for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the assets, indicate that the related carrying value of the royalty interests may not be recoverable. The recoverability of royalty interests is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its recoverable amount, which is the higher of fair value less costs to sell or value in use, which is generally calculated using estimated discounted future cash flows.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the statement of income (loss) to the extent that the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. Estimates of gold prices, operator’s estimates of proven and probable reserves related to the royalty properties, and the operator’s production profile are subject to certain risks and uncertainties which may affect the recoverability of the Company’s investment in these royalty interests in mineral properties. Although the Company has made its best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows expected to be generated from these royalty interests.

18

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(l)	Investment in Associate

Associates are entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments over which the Company has the ability to significantly influence are initially recorded at cost. When the initial recognition of the investment in the associate occurs as a result of a loss of control of a former subsidiary, the fair value of the retained interest in the former subsidiary on the date of the loss of control is deemed to be the cost on initial recognition. Investment income (loss) is calculated using the equity method. The Company’s share of the associate’s profit or loss is recognised in the consolidated statements of operations and its share of movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount in the consolidated statements of operations. Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognised in the Company’s financial statements only to the extent of unrelated investors’ interests in the associate. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. Dilution gains and losses arising in investments in associates are recognised in the consolidated statements of operations. The investment account of the investor reflects: i) the cost of the investment in the investee; ii) the investment income or loss (including the investor’s proportionate share of discontinued operations) relating to the investee subsequent to the date when the use of the equity method first became appropriate; and iii) the investor’s proportion of dividends paid by the investee subsequent to the date when the use of the equity method first became appropriate.

(m)	Digital assets

At present, there is limited guidance in IFRS on the recognition and measurement of digital assets. The Company’s digital assets consist entirely of USD Coins (“USDC”). 1 USDC is exchangeable into 1 United States Dollar at any time. Digital assets are measured at FVPL with fair value estimated based on the value of United States Dollars. Management considers this fair value to be level 2 under the fair value hierarchy. There are inherent and higher risks to digital assets including the risk associated with traditional securities, which include significant price volatility, the loss of the digital assets, fraud and high transaction fees.

(n)	New and future accounting changes

During the year ended December 31, 2020, the Company adopted amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimated and Errors. The adoption of these new amendments did not have any material impact on the Company’s consolidated financial statements.

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on January 1, 2021 or later. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the financial statements.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

19

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(n)	New and future accounting changes (continued)

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

3.	Investments, at fair value through profit and loss

At December 31, 2020, the Company’s investment portfolio consisted of three publicly traded investments and three private investments for a total estimated fair value of $3,585,983 (December 31, 2019 – four publicly traded investment and zero private investments at a total estimated fair value of $623,275)

Public Investments

At December 31, 2020, the Company’s three publicly traded investments had a total fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$6,600	$22,000	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	545,490	81.9%
Silo Wellness Inc.**	(i)	982,500 common shares	49,125	98,250	14.8%
Total public investments			$2,717,977	$665,740	100.0%
*	formerly QuestCap Inc.
*	formerly Yukoterre Resources Inc.
(i)	Investments in related party entities - see Note 14
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

20

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss (continued)

At December 31, 2019, the Company’s four publicly traded investments had a total fair value of $623,275.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
ARHT Media Inc.	(i)	125,000 warrants expire Feb 1, 2020	$14,318	$-	0.0%
Fura Gems Inc.	(i)	780,000 common shares	253,400	128,700	20.6%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	404,575	65.0%
Yukoterre Resources Inc.	(i)	1,000,000 common shares	50,000	90,000	14.4%
Total public investments			$2,929,970	$623,275	100.0%
(i)	Investments in related party entities - see Note 14
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%
Total private investments			$3,023,614	$2,920,243	100.0%
(i)	Investments in related party entities - see Note 14

At December 31, 2019, the Company had no private investments.

4.	Prepaid expenses and deposits

	31-Dec-20	31-Dec-19
Prepaid insurance	$13,326	$8,422
Prepaid investment	128,060	-
	$141,386	$8,422

5.	Digital Assets

Digital assets consist of USDC stablecoins. USDC stablecoin is issued by regulated financial institutions, backed by fully reserved assets, redeemable on a 1:1 basis for US dollars. The Company held $636,600 (US$499,980) USDC as at December 31, 2020.

21

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

6.	Investment in associate

On December 10, 2020, the Company closed the acquisition of 49% of DeFi Holdings Inc. (“DeFi Holdings”). Pursuant to the transaction, the Company issued a total of 20,000,000 common shares of the Company to the shareholders of DeFi Holding in proportion to their pro rata shareholdings of DeFi Holdings, in exchange for a 49% interest in DeFi Holdings. The 20,000,000 common shares are fair valued at a price of $0.13 per share, based on the trading price of the common shares issued, for a total value of $2,600,000. The Company assessed that it holds significant influence over DeFi Holdings and as such has accounted for this investment using equity accounting. Subsequent to December 31, 2020, the Company acquired the remaining 51% of Defi Holdings.

During the year ended December 31, 2020, the Company did not record any equity loss during the period. No dividends or cash distributions were received by the Company from the associate during the period.

7.	Accounts payable and accrued liabilities

	31-Dec-20	31-Dec-19
Corporate payables	$886,923	$1,131,098
Related party payable (Note 14)	105,325	670,926
	$992,248	$1,802,024

8.	Royalties

On September 11, 2020, the Company entered into a royalty purchase agreement with 2776234 Ontario Inc. to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”). As consideration for the Royalties, the Company received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. Both Brazil Potash Corp. and Flora Growth Corp. are private companies and so the fair value of the share consideration received was estimated based on the most recently completed share transaction for each company. See Note 12 for additional information. The Company recognized a gain on the sale of royalties of $2,998,002.

9.	Expense by nature

	Years ended December 31,
	2020	2019
Management and consulting fees	$442,490	$578,017
Share-based payments	115,798	-
Trade show recoveries	(57,294)	-
Travel and promotion	19,972	69,319
Office and rent	92,371	77,891
Accounting and legal	84,600	51,272
Regulatory and transfer agent	18,273	18,148
	$716,210	$794,647

22

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

10.	Share Capital

a)	As at December 31, 2020, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;
II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2018 to 2019	41,513,693	$18,820,850
Private placement financings	40,000,000	2,600,000
Warrants issued	-	(777,320)
Share issuance costs allocated to shares	-	(20,828)
Broker warrants issued	-	(1,548)
Acqusition of Defi Holdings (Note 6)	20,000,000	2,600,000
Warrants exercised	1,691,668	84,583
Grant date fair value on warrants exercised	-	18,994
Options exercised	200,000	22,000
Grant date fair value on options exercised	-	10,960
Balance, December 31, 2020	103,405,361	$23,357,691

(b)	Issued and outstanding shares (continued)

On June 26, 2020, the Company closed a non-brokered private placement financing and issued 20,000,000 units for gross proceeds of $600,000. Each unit consists of one common share of the Company and one- half common share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.05 for a period of 24 months from issuance. In connection with the closing of the offering, the Company has paid finder’s fees of $3,150 in cash and 105,000 finder’s warrants to certain finders. Each finder warrant will entitle the holder thereof to purchase one common share at a price of $0.05 for a period of 24 months from the date of the closing of the offering. The issue date fair value of the warrants and broker warrants was estimated at $109,953 and $1,548 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 118.1%; risk-free interest rate of 0.29% and an expected life of 2 years. The Company also paid additional share and warrant issue costs of $4,238.

Of the total subscriptions, 7,771,940 units were acquired by officers and directors or companies controlled by them.

On November 16, 2020, the Company closed a non-brokered private placement financing of units for gross proceeds of $2,000,000. Pursuant to the closing of the offering, the Company issued 20,000,000 units. Each unit consists of one common share of the Company and one common share purchase warrant, entitles the holder to acquire one additional common share of the Company at an exercise price of $0.25 for a period of 24 months from issuance. If at any time after four months and one day from the closing date the common shares of the Company trade at $0.20 per common share or higher (on a volume weighted adjusted basis) for a period of 10 consecutive days, the Company will have the right to accelerate the expiry date of the warrants to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right. The issue date fair value of the warrants was estimated at $667,367 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 151%; risk-free interest rate of 0.27% and an expected life of 2 years. The Company also paid share and warrant issue costs of $12,451. Of the total subscriptions, 4,000,000 units were acquired by 2227929 Ontario Inc.

On December 10, 2020, the Company issued 20,000,000 shares at an estimated fair value of $0.13 per share for acquiring 49% of Defi Holdings Inc. The Company paid issuance costs of $6,715. See Note 5 for details.

23

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

10.	Share Capital (continued)

c)	Issued and outstanding preferred shares

	Number of Preferred Shares	Amount
Balance, December 31, 2018 to 2020	4,500,000	$4,321,350

Subject to the discretion of the board of directors, holders of preferred shares are entitled to receive a 9% cumulative, preferential cash dividend, payable annually on the last day of January following the relevant completed fiscal year, ending December 31. The Company has not declared any dividends to December 31, 2020.

11.	Share-based payments reserves

	Options			Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2018	2,225,000	$0.18	$233,641	4,446,153	$0.19	$240,539	$474,180
Expired	(160,000)	0.35	(34,672)	(600,000)	0.10	(80,100)	(114,772)
December 31, 2019	2,065,000	$0.21	$198,969	3,846,153	$0.20	$160,439	$359,408
Granted and vested	4,100,000	0.22	115,798	30,105,000	0.18	778,868	894,666
Exercised	(200,000)	0.11	(10,960)	(1,691,668)	0.05	(18,994)	(29,954)
Expired	(500,000)	0.11	(27,400)	-	-	-	(27,400)
Warrant issued costs	-	-	-	-	-	(5,725)	(5,725)
December 31, 2020	5,465,000	$0.21	$276,407	32,259,485	$0.19	$914,588	$1,190,995

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company recorded $115,798 (2019 - $nil) of share-based payments during the year ended December 31, 2020.

The following share-based payment arrangements were in existence at December 31, 2020:

24

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

11.	Share-based payments reserves (continued)

Stock Option (continued)

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
835,000	835,000	29-Sep-16	29-Sep-21	$0.11	$45,758	$0.11	59%	5	0%	0.57%
530,000	530,000	18-Dec-17	18-Dec-22	$0.35	$114,851	$0.35	76%	5	0%	1.70%
1,600,000	-	16-Nov-20	16-Nov-25	$0.09	$126,720	$0.09	139%	5	0%	0.46%
750,000	-	18-Nov-20	18-Nov-25	$0.18	$115,950	$0.18	141%	5	0%	0.44%
1,750,000	-	21-Dec-20	21-Dec-25	$0.35	$656,250	$0.35	145%	5	0%	0.44%
5,465,000	1,365,000				$1,059,529

The weighted average remaining contractual life of the options exercisable at December 31, 2020 was 4.0 years December 31, 2019 – 2.06 years).

On November 16, 2020, the Company granted 1,600,000 stock options to certain officers and consultants of the Company pursuant to the Company’s stock option plan. The options vest in four equal installments every three months such that all options shall fully vets on the date that is 12 months from the date of grant at a price of $0.09 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $126,720 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 138.7%; risk- free interest rate of 0.46%; and an expected average life of 5 years. Of the total options grant, 300,000 was granted to officers of the Company.

On November 18, 2020, the Company granted a total of 750,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every one and a half month such that all options shall fully vest on the date that is six months from the date of grant and may be exercised at a price of $0.18 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $115,950 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 140.5%; risk-free interest rate of 0.44%; and an expected average life of 5 years.

On December 21, 2020, the Company granted a total of 1,750,000 stock options to certain consultants of the Company pursuant to the Company’s stock option plan. Of the total grant, 250,000 options vest in four equal installments every three months such that all options shall fully vests on the date that is 12 months from the date of grant at a price of $0.35 per option for a period of five years from the date of grant. 1,500,000 options vest in eight equal installments every three months such that all options shall fully vests on the date that is 24 months from the date of grant at a price of $0.35 per option for a period of five years from the date of grant These options have an estimated grant date fair value of $656,250 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 144.5%; risk-free interest rate of 0.44%; and an expected average life of 5 years.

Warrants

As at December 31, 2020, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,846,153	12-Jun-17	12-Jun-22	$0.20	$161,789	$0.12	79.9%	5	0%	1.04%
Warrants	8,413,332	26-Jun-20	26-Jun-22	$0.05	$92,507	$0.03	118.1%	2	0%	0.29%
Warrants	20,000,000	16-Nov-20	26-Nov-22	$0.25	667,367	$0.09	151.0%	2	0%	0.27%
Warrant issue costs					$(7,075)
	32,259,485			$0.19	$914,588

25

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments

Financial assets and financial liabilities as at December 31, 2020 and 2019 are as follows:

	Loans, receivables and (other financial liabilities)	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2020
Cash	$332,075	$-	$332,075
Public investments	-	665,740	665,740
Private investments	-	2,920,243	2,920,243
Digital assets		636,600	636,600
Accounts payable and accrued liabilities	(992,248)	-	(992,248)
December 31, 2019
Cash	$4,762	$-	$4,762
Public investments	-	623,275	623,275
Accounts payable and accrued liabilities	(1,802,024)	-	(1,802,024)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at December 31, 2020, the Company had current assets of $1,775,801 (December 31, 2019 - $636,459) to settle current liabilities of $992,248 (December 31, 2019 - $1,802,024).

The following table shows the Company’s source of liquidity by assets as at December 31, 2020 and 2019.

26

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Liquidity risk (continued)

December 31, 2020

	Total	Less than 1 year	1-3 years
Cash	$332,075	$332,075	$-
Public investments	665,740	665,740	-
Prepaid expenses	141,386	141,386	-
Digital assets	636,600	636,600	-
Private investments	2,920,243	-	2,920,243
Total assets - December 31, 2020	$4,696,044	$1,775,801	$2,920,243

December 31, 2019

	Total	Less than 1 year
Cash	$4,762	$4,762
Public investments	623,275	623,275
Prepaid expenses	8,422	8,422
Total assets - December 31, 2019	$636,459	$636,459

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the resource sector. At December 31, 2020, one investment made up approximately 26% (December 31, 2019 – one investment of 64%) of the total assets of the Company.

For the year ended December 31, 2020, a 10% decrease in the closing price of this concentrated position would result in an estimated increase in net loss of $0.19 million, or $0.003 per share.

For the year ended December 31, 2020, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $0.36 million, or $0.006 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at December 31, 2020, a 1% change in interest rates could result in $3,320 change in net loss.

27

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (Continued)

Market risk (continued)

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar and British Pound. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at December 31, 2020 and 2019, the Company had the following financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

December 31, 2020

	United States Dollars	British Pound
Cash	$67,475	$-
Private investments	2,920,243
Prepaid investment	128,060
Digital assets	636,600
Accounts payable and accrued liabilities	(3,437)	(76,872)
Net assets (liabilities)	$3,748,941	$(76,872)

December 31, 2019

	United States Dollars	British Pound
Cash	$129	$-
Accounts payable and accrued liabilities	(58,446)	(75,957)
Net assets (liabilities)	$(58,317)	$(75,957)

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of December 31, 2020 would result in an estimated increase (decrease) of approximately ($367,200) (December 31, 2019 - $(13,400)).

28

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2.
iii.	Digital assets are carried at the amount of US dollars they can be converted into.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at December 31, 2020 and 2019.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique - observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$567,490	$-	$98,250	$665,740
Privately traded invesments	-	-	2,920,243	2,920,243
Digital asset	-	636,600	-	636,600
December 31, 2020	$567,490	$636,600	$3,018,493	$4,222,583
Publicly traded investments	$623,275	$-	$-	$623,275
December 31, 2019	$623,275	$-	$-	$623,275

Level 2 Hierarchy

During the year ended December 31, 2020, the Company purchased US$499,860 ($636,600) of USDC. See Note 5.

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the year ended December 31, 2020 and year ended December 31, 2019. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	December 31,	December 31,
Investments, fair value for the period ended	2020	2019
Balance, beginning of year	$-	$50,000
Purchases	3,121,864	-
Transferred to Level 1	-	(50,000)
Realized and unrealized gain/(loss) net	(103,371)	-
Balance, end of year	$3,018,493	$-

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

29

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Fair value of financial instruments (continued)

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2020.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)

Brazil Potash Corp.	$1,929,853	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	$964,926	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	$25,464	Recent financing	Marketability of shares	0% discount
Silo Wellness Inc,	$98,250	Recent transaction price	Marketability of shares	0% discount
	$2,920,243

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 8 for details). As at December 31, 2020, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $192,985 change in the carrying amount.

Flora Growth Corp. (“FGC”)

On September 11, 2020, the Company received 1,010,500 common shares of FGC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 8 for details). As at December 31, 2020, the valuation of FGC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of FGC will result in a corresponding +/- $96,493 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. As at December 31, 2020, the valuation of STL was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of STL will result in a corresponding +/- $2,546 change in the carrying amount.

Silo Wellness Inc. (“SILO”)

In 2019, the Company invested $49,125 and acquired 982,500 common shares. As at December 31, 2020, the valuation of SILO was based on the closing shares price on the CSE. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of STL will result in a corresponding +/- $9,825 change in the carrying amount.

30

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

13.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the year ended December 31, 2020.

31

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

14.	Related party disclosures

a)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2020 and December 31, 2019.

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	$1,929,853	54.2%
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	964,926	27.1%
Medivolve Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders	22,000	0.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti, William Steers) and officer (Ryan Ptolemy)	545,490	15.3%
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi, Ryan Ptolemy) and common shareholders	98,250	2.8%
Total investment - December 31, 2020		$3,560,519	100.0%
*	Private companies
**	Formerly QuestCap Inc.
***	Formerly Yukoterre Resources Inc.

Investment	Nature of relationship	Estimated Fair value	% of FV
ARHT Media Inc.	Director (William Steers), and common shareholders / warrant holders	$-	0.0%
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders / warrant holders	128,700	20.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	404,575	65.0%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	90,000	14.4%
Total investment - December 31, 2019		$623,275	100.0%

The Company has a diversified base of investors. To the Company’s knowledge, Forbes & Manhattan, Inc. (“Forbes”) holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at December 31, 2020,

b)	During the years ended December 31, 2020 and 2019, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Purchases of goods/services Years ended December 31
	2020	2019
2227929 Ontario Inc.	$250,295	$120,000
Forbes & Manhattan Inc.	120,000	120,071
	$370,295	$240,071

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at December 31, 2020, the Company had a payable balance of $80,183 (December 31, 2019 - $439,007) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. 2227929 Ontario Inc. participated in the Company’s June and November 2020 private placement financing and subscribed a total of 4,822,617 units for gross proceeds of $424,679. Fred Leigh, a former director and officer of the Company, is also a director of 2227929 Ontario Inc.

32

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

14.	Related party disclosures (continued)

In August 2017, Forbes became an insider of the Company owning approximately 34.9% (approximately 27.9% at December 31, 2019) outstanding shares of the Company through acquisition of the Royalties. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at December 31, 2020 the Company had a payable balance of $22,600 (December 31, 2019 - $135,680). Such amounts are unsecured, with no fixed terms of repayment. Forbes participated in the Company’s June 2020 private placement financing and subscribed an aggregate 5,275,989 units for gross proceeds of $158,280. Forbes owns approximately 16.3% of the Company as at December 31, 2020.

Included in accounts payable and accrued liabilities were expenses of GBP44,228 ($76,872) (December 31, 2019 - $75,957) expenses owed to Vik Pathak, a former director and officer of the Company.

c)	Compensation of key management personnel of the Company:

The remuneration of directors and other members of key management personnel during the year ended December 31, 2020 and 2019 were as follows:

	2020	2019
Short-term benefits	$70,750	$190,248
Shared-based payments	6,094	-
	$76,844	$190,248

At December 31, 2020, the Company had $2,543 (December 31, 2019 - $96,239) owing to its current key management, and $655,296 (December 31, 2019 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

In connection with the June 2020 private placement financing, a former director and officer subscribed 1,506,667 units through a Company under his control for gross proceeds of $45,200. In addition, an officer subscribed 166,667 units for gross proceeds of $5,000. See also Note 10.

In connection with the November 2020 private placement, 4,000,000 units were acquired by 2227929 Ontario Inc.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

See Notes 8, 15, 17 and 18.

33

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

15.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $1,040,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements. Minimum commitments remaining under these contracts were approximately $408,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position.

16.	Income taxes

a)	Provision for Income Taxes

Major items causing the Company’s income tax rate to differ from the Canadian federal and provincial statutory rate of 26.5% (2019 – 26.5%) were as follows:

	2020 $	2019 $
Income (loss) before income taxes	2,073,533	(1,507,338)

Expected income tax recovery based on statutory rate	549,000	(399,000)
Adjustment to expected income tax benefit:
Change in foreign exchange rates	(5,000)	(1,000)
Provision to return adjustment	247,000	7,000
Share based compensation	31,000	-
Other	(1,000)	(580,000)
Change in unrecorded tax benefits	(821,000)	973,000
Deferred income tax provision (recovery)	-	-

b)	Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences in Canada:

	2020 $	2019 $

Non-capital loss carry-forwards	17,312,000	19,461,000
Share issue costs	35,000	28,000
Exploration and evaluation assets	7,002,000	5,957,000
Investments	5,742,000	2,307,000
Capital losses carried forward	23,073,000	23,073,000
Total	53,164,000	50,826,000

The Company has approximately $17,312,000 of non-capital loss carry-forwards in Canada which may be used to reduce the taxable income of future years. These losses expire from 2026 to 2039.

34

DeFi Technologies Inc.
(formerly Routemaster Capital Inc.)
Notes to the Consolidated financial statements
Years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

17.	Acquisition of Electrum Streaming Inc.

On December 16, 2020, the Company acquired all the outstanding shares of Electrum Streaming Inc. (“ESI”), a private company incorporated in Ontario. As a result of the control obtained through the acquisition of 100% of the outstanding shares of ESI, the assets and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of cash. As consideration of the acquisition, the Company paid cash of $208,912.

The acquisition of Electrum is being treated as an asset acquisition for accounting purposes as ESI does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were recorded at their estimated fair market values, which are based on management estimates.

Purchase price consideration

Purchase price consideration paid:
Cash	$208,912

Fair value of assets and liabilities assumed:
Cash	$66,837
Excess purchase price over fair value of assets assumed (expensed)	142,075
Total net assets acquired	$208,912

Stan Bharti, a shareholder of ESI, is also a major shareholder of the Company.

18.	Subsequent events

Subsequent to December 31, 2020, 741,100 stock options were exercised for gross proceeds of $105,790 and 3,732,975 warrants were exercised for gross proceeds of $436,649.

On January 28, 2021, the Company acquired the remaining 51% of DeFi Holdings Inc. through the issuance of 20,000,000 common shares of the Company.

On February 12, 2021, the Company acquired 20% of Valour Structured Products, Inc. through the issuance of 21,000,000 common shares of the Company.

On March 9, 2021 closed a non-brokered financing of 5,000,000 common shares of the company at a price of $2 per common share for gross proceeds of up to $10,000,000.

(Formerly Routemaster Capital Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2020
1

BACKGROUND
This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to DeFi Technologies Inc. (formerly Routemaster Capital Inc.) (“we”, “our”, “us”, “DeFi” or the “Company”) containing information through March 31, 2021, unless otherwise noted. The MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the years ended December 31, 2020 and 2019. The financial statements and related notes of DeFi have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Please refer to the notes of the December 31, 2020 annual audited consolidated financial statements for disclosure of the Company’s significant accounting policies. The Company’s functional and reporting currency is the Canadian dollar. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.
Additional information, including our press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online under the Company’s SEDAR profile at www.sedar.com.
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Except for statements of historical fact relating to DeFi certain information contained herein constitutes forward-looking information under Canadian securities legislation. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “goal”, “predict”, “potential”, “should”, “believe”, “intend” or the negative of these terms and similar expressions are intended to identify forward- looking information and statements. The information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information and statements. Such statements reflect the Company’s current views with respect to certain events, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance, or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected. With respect to the forward-looking statements contained herein, although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the Company’s lack of operating history as an investment company; the volatility of the market price of the common shares of the Company; risks relating to the trading price of the common shares of the Company relative to net asset value; risks relating to available investment opportunities and competition for investments; the volatility of the share prices of investments in public companies; the dependence on management, directors and the investment committee; risks relating to additional funding requirements; potential conflicts of interest and potential transaction and legal risks, conflict of interests and litigation risks, as more particularly described under the heading “Risk Factors” in this MD&A and in the Company’s Annual Information Form (“AIF”) filed with Canadian securities regulators. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.
2

OVERVIEW OF THE COMPANY
The Company is a publicly listed issuer on the NEO Exchange trading under the symbol “DEFI”. The Company’s aims to maximize shareholder value by being one of the first publicly-traded companies to give public market investors access to the DeFi sector. The Company does so through four distinct business lines: DeFi ETNs, DeFi Treasury, DeFi Venture, DeFi Governance. As the barriers to accessing and securely participating in the DeFi sector remain high, the goal of the Company is to provide shareholders with a regulated entity for diversified exposure to the emerging space whilst obfuscating from investors the inherent complexities that go within managing such exposure.
The Company’s consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.
INVESTMENT PILLARS
DeFi generates revenue through four core pillars:
DeFi ETNs
The Company, through its 20% ownership of Valour Structured Products, Inc. (“Valour”) is developing Exchange Traded Notes (“ETNs”) that synthetically track the value of a single DeFi protocol or a basket of protocols. ETNs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or basket of protocols as it removes the need to manage a wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a decentralized finance protocol portfolio.
DeFi Venture
The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets.
DeFi Treasury
Within DeFi Treasury, the Company is developing a product that can offer treasury services to corporates, treasury departments, venture-backed companies and more. In a negative yield environment, such clients face increased pressure to obtain yield on cash that sits on their balance sheets. The Company believes that decentralized finance presents a viable solution as stablecoins have provided yields of approximately 3-6% (depending on the market rates) and with minimized asset volatility risk.
3

DeFi Governance
The Company is also developing governance services and product within the DeFi ecosystem. The Company will use its expertise in DeFi to offer management of a node of decentralized protocols to create consensus within a network.
INVESTMENT EVALUATION PROCESS
Prior to pivoting to a company focused on the decentralized finance sector and uplisting to the NEO, the Company was an investment issuer during fiscal 2020. In selecting securities for the investment portfolio of the Company, the investment committee of the Company considered various factors in relation to any particular issuer, including:

➢	inherent value of its assets;
➢	proven management, clearly-defined management objectives and strong technical and professional support;
➢	future capital requirements to develop the full potential of its business and the expected ability to raise the necessary capital;
➢	anticipated rate of return and the level of risk; and
➢	financial performance, including consistency of positive cash flow.

COMPOSITION OF INVESTMENT PORTFOLIO
During fiscal 2020 when the Company was an investment issuer, the nature and timing of the Company’s investments depended, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.
The Company aimed to create a diversified portfolio of investments. The composition of its investment portfolio varied over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.
INVESTMENT STRATEGY
During fiscal 2020 when the Company was an investment issuer, the Company’s investment strategy guidelines were:

➢	The Company may invest in securities of both public and private companies or other entities that the Company believes have the potential for superior investment returns.

➢
The Company will maintain a flexible position with respect to the form of investment taken and may employ a wide range of investment instruments, including equity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants, options, royalties, net profit interests and other hybrid instruments.

➢
The Company will not invest in physical commodities, derivatives, “short” sales or other similar transactions (except that the Company may sell call options to purchase securities owned by the Company as a means of locking in gains or avoiding future losses).

4

➢
The Company will not be precluded from investing in any particular industry. The Company’s management and the Board have experience and expertise in a wide range of industry sectors and will pursue opportunities in those sectors that the Company believes from time to time offer the best opportunities for the creation of enhanced value for the Company’s shareholders. Similarly, there are no restrictions on the size or market capitalization of companies or other entities in which the Company may invest, subject to the provisions hereof.

➢
The Company has no specific policy with respect to investment diversification. Each investment will be assessed on its own merits and based upon its potential to generate above market gains for the Company.

➢	Immediate liquidity shall not be a requirement.

➢
The Company may, from time to time and in appropriate circumstances, seek a more active role in regards to investment situations and investee companies where the involvement of the Company is expected to make a significant difference to the success of the Company’s investment. In appropriate circumstances, this may involve the Company, either alone or jointly with other shareholders, seeking to influence the governance of public or private issuers by seeking board seats, launching proxy contests or taking other actions to enhance shareholder value, or becoming actively involved in the management or board oversight of investee companies.

➢
The Company may also make investments in special situations, including event-driven situations such as corporate restructurings, mergers, spin-offs, friendly or hostile takeovers, bankruptcies or leveraged buyouts. Such special situations may include, without limitation, investments in one or more public companies, by takeover bid or otherwise, where there is an opportunity to invest to gain control over the strategic direction of such public companies, whether using the shares of the Company as currency or otherwise. Such situations may also involve the Company lending money, directly or indirectly.

➢
Depending upon market conditions and applicable laws, the Company may seek to sell any or all of its investments when it concludes that those investments no longer offer the potential to generate appropriate gains for the Company, or when other investment opportunities reasonably available to the Company are expected to offer superior returns. This may include the disposition of any or all of the Company’s investments in a particular sector or of a particular nature, or any or all of the Company’s investments more generally, without prior notice to the Company’s shareholders.

➢	Subject to applicable laws and regulatory requirements, the Company may also from time to time seek to utilize its capital to repurchase shares of the Company.

➢	The Company may, from time to time, use borrowed funds to purchase or make investments, or to fund working capital requirements, or may make investments jointly with third parties.

➢
Depending upon the Company’s assessment of market conditions and investment opportunities, the Company may, from time to time, be fully invested, partially invested or entirely uninvested such that the Company is holding only cash or cash-equivalent balances while the Company actively seeks to redeploy such cash or cash-equivalent balances in suitable investment opportunities. Funds that are not invested or expected to be invested in the near-term, while the Company actively seeks to redeploy such funds in one or more suitable investment opportunities, may, from time to time as appropriate, be placed into high quality money market investments.

5

➢
All investments shall be made in compliance with applicable laws in relevant jurisdictions, and shall be made in accordance with the rules and policies of any applicable regulatory authorities. From time to time, the board of directors of the Company may authorize such additional or other investments outside of the guidelines described herein as it sees fit for the benefit of the Company and its shareholders.

FISCAL 2020 PERFORMANCE HIGHLIGHTS

	Three months ended December 31,				Twelve months ended December 31,
Operating Results	2020		2019		2020		2019
	$		$		$		$
Realized (loss) on investments, net		-		(162,982)		(197,863)		(708,793)
Unrealized (loss) gain on investments, net		(216,972)		(27,756)		151,087		(124,807)
Gain on sale of royalties		-		-		2,998,002		-
Interest income		-		3		-		2,040
Net (loss) income and comprehensive (loss)		(770,324)		(269,147)		2,073,533		(1,507,338)
Basic (loss) income per share		(0.01)		(0.01)		0.04		(0.04)
Dilute (loss) income per share		(0.01)		(0.01)		0.04		(0.04)

During the three and twelve months ended December 31, 2020, the Company realized (loss) on investments of $nil and $(197,863) compared to $(162,982) and $(708,793) in 2019. During the twelve months ended December 31, 2020, the Company realized loss from the disposal of holdings in Fura Gems Inc. (“FURA”), loss from the expired warrants on ARHT Media Inc. (“ART”) offset by gain realized from the disposal of investments on Silo Wellness Inc. (formerly Yukoterre Resources Inc.) (“SILO”) and Medivolve Inc. (“MEDV”). The Company’s unrealized (loss) gain on investments for the three and twelve months ended December 31, 2020 was $(216,972) and $151,087 compared to a (loss) of $(27,756) and $(124,807) in 2019. The unrealized loss for the three months ended December 31, 2020 consisted of loss on the Company’s investments holdings on Brazil Potash Corp. (“BPC”), Flora Growth Corp. (“FGC”), Sulliden Mining Capital Inc. (“SMC”), offset by unrealized gain on MEDV. The unrealized gain for the year ended December 31, 2020 consisted of gain on the Company’s investments holdings in MEDV, SMC, SILO and gains from the reversal of prior year’s losses on ART and FURA offset by the loss on BPC and FGC. The Company recorded a gain on sale of Royalties (as defined below) of $2,998,002 for the year ended December 31, 2020 compared to $nil in 2019. The Company’s net (loss) income and comprehensive (loss) income for three and twelve months ended December 31, 2020 was $(770,324) ($0.01 per basic common share) and $2,073,533 ($0.04 per basic common share) compared to $(269,147) ($(0.01) per basic common share) and $(1,507,387) ($(0.04) per basic common share) in 2019. The (loss) income for the three months and twelve months ended December 31, 2020 was primarily due to gain on sale of Royalties, unrealized gain on investments, offset by realized loss on investment and interest income, operating, general and administration costs, and transaction costs from acquisition of a subsidiary. For more details, see the Financial Results section in this MD&A.
6

	December 31, 2020	December 31, 2019
Investments	$	$
Total equities, at fair value	3,585,983	623,275
Digital assets	636,600	-
Total investments	4,222,583	623,275
Shareholders' equity (deficiency)	6,303,796	(1,165,565)

As at December 31, 2020, the Company’s total investments were $4,222,583 compared to $623,275 as at December 31, 2019. During the year ended December 31, 2020, the Company’s shareholder’s euity (deficiency) increased to $6,303,796 from $(1,165,565) as at December 31, 2019. The increase in the value of the Company’s portfolio, newly acquired digital assets and decrease in shareholder’s deficit during 2020 was mainly due to the gain on sale of Royalties, unrealized gain in investments, decreased realized loss on investment and decreased overall operating, general and administration costs.
INVESTMENTS, AT FAIR VALUE, THROUGH PROFIT AND LOSS, AS AT DECEMBER 31, 2020
At December 31, 2020, the Company’s investment portfolio consisted of three publicly traded investments and three private investments for a total estimated fair value of $3,585,983 (December 31, 2019 – four publicly traded investment and zero private investments at a total estimated fair value of $623,275)
Public investments
At December 31, 2020, the Company’s three publicly-traded investments had a total estimated fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$ 6,600	$22,000	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	545,490	81.9%
Silo Wellness Inc.**	(i)	982,500 common shares	49,125	98,250	14.8%
Total public investments			$ 2,717,977	$665,740	100.0%
    * formerly QuestCap Inc.
  ** formerly Yukoterre Resources Inc.
(i)	Investments in related party entities
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

At December 31, 2019, the Company’s four publicly-traded investments had a total estimated fair value of $623,275.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
ARHT Media Inc.	(i)	125,000 warrants expire Feb 1, 2020	$ 14,318	$ -	0.0%
Fura Gems Inc.	(i)	780,000 common shares	253,400	128,700	20.6%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	404,575	65.0%
Yukoterre Resources Inc.	(i)	1,000,000 common shares	50,000	90,000	14.4%
Total public investments			$ 2,929,970	$623,275	100.0%
(i)	Investments in related party entities
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.
7

Private Investments
At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$ 1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%
Total private investments			$ 3,023,614	$2,920,243	100.0%
(i) Investments in related party entities
The Company did not have any private investment at December 31, 2019.
During the year ended December 31, 2020, the Company invested $0.09 million in new investment and digital assets, and disposed of investments for proceeds of approximately $0.08 million. The Company also received $3 million in private investments through the sale of Royalties. See details below.
Brazil Potash Corp. (“BPC’)
BPC is a Canadian private company which engaged in the extraction and processing of potash ore, an essential input for agriculture in Brazil. During the year ended December 31, 2020, the Company acquired 404,200 common shares of BPC through the sale of its royalty interest. These shares were valued at US$3.75 per share for a total consideration of US$1,515,750 ($1,929,853). As at December 31, 2020, the holdings of BPC has an unrealized loss of $68,815 and the investment represented 26% of the total assets of the Company. A 10% decline in the fair market value of BPC would result in an estimated increase in loss to DeFi of $192,985. Please refer to the Royalties section for additional information.
Flora Growth Corp. (“FGC’’)
FGC is a vertically integrated cannabis company focused on becoming the largest producer of low-cost naturally grown medicinal-grade cannabis oils and extracts in the world. During the year ended December 31, 2020, the Company acquired 1,010,500 common shares of FGC through the sale of its royalty interest. These shares were valued at US$0.75 per share for a total consideration of US$757,875 ($964,926). As at December 31, 2020, the holding of FGC has an unrealized loss of $34,408 and the investment represented 13% of the total assets of the Company. A 10% decline in the fair market value of FGC would result in an estimated increase in loss to DeFi of $96,493. Please refer to the Royalties section for additional information.
Fura Gems Inc.
FURA was a Canadian public gemstone mining and marketing company, which is engaged in the mining, exploration and acquisition of gemstone licences. FURA’s headquarters are located in Toronto, Canada and its administrative headquarters is located in the Gold Tower, Dubai. FURA’s current mining licences are located in Colombia, Mozambique, Madagascar and Australia. During the year ended December 31, 2020, the Company disposed of its remaining 780,000 shares of FURA for proceeds of $65,090 realized a loss of $188,310. The Company also had an unrealized gain of $124,700 on the reversal of loss from the prior year. As at December 31, 2020, the Company did not hold any investment in FURA.
8

Medivolve Inc. (Formerly QuestCap Inc.) (NEO: MEDV)
MDEV changed from an investment company to a single purpose medical company during the Q4 2020. During the year ended December 31, 2020, the Company acquired 125,000 common shares for $15,000 and disposed 70,000 shares for proceeds of $12,640. As at December 31, 2020, the holding of MEDV has an unrealized gain of $15,400 and the investment represented 0.3% of the total assets of the Company. A 10% decline in the fair market value of MEDV would result in an estimated increase in loss to DeFi of $2,200. Please refer to MEDV’s SEDAR profile for additional information on this company.
Sulliden (TSX: SMC)
Sulliden is a Canadian public company focused on generating value through the acquisition and development of quality mining projects in the Americas, in addition to identifying opportunities across industries for active investments. The Company acquired 1.0 million shares of Sulliden during the year ended December 31, 2020. The Sulliden shares were valued at $545,490 with an unrealized gain of
$90,915 for the year ended December 31, 2020 and a cumulative unrealized loss of $2,116,762 as a result of the decrease in Sulliden’s share price. As at December 31, 2020, the Sulliden investment represented approximately 7% of the total assets of the Company. A 10% decline in the fair market value of Sulliden would result in an estimated increase in loss to DeFi of $54,549. Please refer to Sulliden’s SEDAR profile for additional information on this company.
Silo Wellness Inc. (formerly Yukoterre Resources Inc. ) (CSE: SILO)
In Q2, 2017, the Company invested $50,000 for 1 million shares of SILO. On September 20, 2019, SILO successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange. The Company disposed 17,500 shares of SILO for proceeds of $1,400 realizing a gain of $525. The investment was valued at $98,250 at December 31, 2020 resulting in an unrealized gain of $9,125 and a cumulative unrealized gain of $49,125. As at December 31, 2020, the SILO investment represented 3% of the total assets of the Company. A 10% decline in the fair market value of SILO would result in an estimated increase in loss to DeFi of $9,825. Please refer to SILO SEDAR profile for additional information on this company.
Skolem Technologies Ltd. (“STL”)
STL is an Institutional DeFi trade execution platform. In Q4, 2020, the Company invested US$20,000 ($25,612) in STL for the rights to certain preferred shares of STL. Exchange. The investment was valued at $25,464 at December 31, 2020 resulting in an unrealized loss of $148. As at December 31, 2020, the STL investment represented 0.3% of the total assets of the Company. A 10% decline in the fair market value of STL would result in an estimated increase in loss to DeFi of $2,546.
DIGITAL ASSETS
The Company’s digital assets consist of USDC stablecoins. USDC stablecoin is issued by regulated financial institutions, backed by fully reserved assets, redeemable on a 1:1 basis for US dollars. The Company held $636,600 (US$499,980) USDC as at December 31, 2020.
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INVESTMENT IN ASSOCIATES
On December 10, 2020, the Company closed the acquisition of 49% of DeFi Holdings Inc. (“DeFi Holdings”). Pursuant to the transaction, the Company issued a total of 20,000,000 common shares of the Company to the shareholders of DeFi Holding in proportion to their pro rata shareholdings of DeFi Holdings, in exchange for a 49% interest in DeFi Holdings. The 20,000,000 common shares are fair valued at a price of $0.13 per share, based on the trading price of the common shares issued, for a total value of $2,600,000. The Company assessed that it holds significant influence over DeFi Holdings and as such has accounted for this investment unsing equity accounting. Subsequent to December 31, 2020, the Company acquired the remaining 51% of Defi Holdings.
During the year ended December 31, 2020, the Company did not record any equity loss during the period. No dividends or cash distributions were received by the Company from the associate during the period.
ROYALTY INTEREST
On September 11, 2020, the Company entered into a royalty purchase agreement with 2776234 Ontario Inc. to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”).
As consideration for the Royalties, the Company received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. Both Brazil Potash Corp. and Flora Growth Corp. are private companies and so the fair value of the share consideration received was estimated based on the most recently completed share transaction for each company. The Company recognized a gain on the sale of royalties of $2,998,002.
The Transaction is considered an exempt transaction in accordance with the policies of the TSX Venture Exchange and the purchaser is a non arms length party of DeFi.
FINANCIAL RESULTS
The following is a discussion of the results of operations of the Company for the year ended December 31, 2020 and 2019. They should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020 and 2019 and related notes.
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Three months ended December 31, 2020 and 2019

	Three months ended December 31,
	2020	2019
Net (loss)	$(770,324)	$(269,147)
Realized (loss) on investments, net	-	(162,982)
Unrealized (loss) on investments, net	(216,972)	(27,756)
Interest income	-	3
Gain on sale of royalties	-	-
Management and consulting fees	246,455	140,978
Share based payments	115,798	-
Trade show recoveries	(57,294)	-
Travel and promotion	3,491	21,938
Office and rent	31,324	18,456
Accounting and legal	45,225	9,678
Regulatory and transfer agent	10,148	2,572
Transaction costs	-	525
Foreign exchange (loss)	(16,129)	(2,748)
Acquisition transaction costs	(142,075)	-
Gain on settlement of payable	-	118,483

For the three months ended December 31, 2020, the Company recorded a net loss of $770,324 ($0.01 per basic share) compared to loss of $(269,147) ($(0.01) per basic share) for the three months ended December 31, 2019.
The Company had a realized and unrealized loss on investments of $nil and $216,972 during the three months ended December 2020 compared to $(162,982) and $(27,756) in the prior year. The unrealized loss in Q4 2020 was a result of loss on the Company’s investment in BPC, FGC, SMC offset by unrealized gain in MEDV. The realized loss in 2019 was a result of disposal of the Company’s investments in FURA and the expiry of the BOLT and QMX warrants. The unrealized gain on investments was a result of gain on the Company’s investment in SILO offset by decreased share price in FURA, SMC and decreased fair value on ARHT Media Inc. warrants during the three months ended December 31, 2019.
Management and consulting fees increased $105,477 during the three months ended December 31, 2020 compared to the prior period mainly due to new advisors and consultants.
Share based payment increased $115,798 during the three months ended December 31, 2020 compared to the prior period due to 4.1 million stock options granted to advisors, consultants, and officers of the Company in 2020 compared to no stock options granted in the prior period.
Trade show decreased $57,294 during the three months ended December 31, 2020 compared to the prior period mainly due to a write-off of Iran Summit accrued since 2016.
Travel and promotion decreased $18,447 during the three months ended December 31, 2020 compared to the prior period due to decreased business travel and shareholder communications activities in 2020.
The Company had higher accounting and legal and regulatory and transfer agent costs during the three months ended December 31, 2020 compared to the prior period mainly due to higher audit and regulatory filing resulting.
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Foreign exchange loss was $(16,129) for the quarter ended December 31, 2020 compared to $(2,748) in the prior period. The (loss) reflects the currency fluctuations in the Company’s accounts payables denominated in US dollars and British Pounds.
The Company had an acquisition transaction cost of $142,075 during the three months ended December 31, 2020 compared to $nil in the prior period mainly due to the excess purchase price over fair value of the ESI assets assumed.
The Company had a gain on settlement of payable of $nil compared to $118,483 during the three months ended December 31, 2019 relating to the collectability of the Gear loan.
During the three months ended December 31, 2020, the Company used $965,176 in operations of which
$661,518 was used in the change of working capital. During the comparative three months ended December 31, 2019, the Company used $9,243 in operations of which $51,023 was provided from sale of investment and $133,910 provided from the change of working capital.
During the three months ended December 31, 2020, the Company used $782,375 in investing activities compared to $nil in the prior period. The Company invested $849,212 and received $66,837 cash from its newly acquired company.
During the three months ended December 31, 2020, $2,087,418 was provided from financing activities compared to $nil in the prior period. The Company received proceeds of $2,000,000 from private placement financing, $84,583 from exercise of warrants and $22,000 from exercise of stock options and incurred
$19,165 in share and warrant issue cost.
Twelve months ended December 31, 2020 and 2019

	Twelve months ended December 31,
	2020	2019
Net income (loss)	$2,073,533	$(1,507,338)
Realized (loss) on investments, net	(197,863)	(708,793)
Unrealized gain (loss) on investments, net	151,087	(124,807)
Gain on sale of royalties	2,998,002	-
Interest income	-	2,040
Management and consulting fees	442,490	578,017
Share based payments	115,798	-
Trade show	(57,294)	-
Travel and promotion	19,972	69,319
Office and rent	92,371	77,891
Accounting and legal	84,600	51,272
Regulatory and transfer agent	18,273	18,148
Transaction costs	1,592	3,739
Foreign exchange (loss) gain	(17,816)	4,125
Acquisition transaction costs	(142,075)	-
Gain on settlement of payable	-	118,483

For the twelve months ended December 31, 2020, the Company recorded a net income of $2,073,533 ($0.04 per basic share) compared to a loss of $(1,507,338) ($(0.04) per basic share) for the twelve months ended December 31, 2019.
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The Company had a realized (loss) and unrealized gain on investments of $(197,863) and $151,087 during the twelve months ended December 31, 2020 compared to a realized and unrealized (losses) on investment of $(708,793) and $(124,807) in the prior year. Gain on sale of royalties was $2,998,002 during the current year compared to $nil in the prior year. There was no interest income in 2020 compared to $2,040 during 2019. The realized loss in 2020 was a result of disposal of the Company’s investments in FURA and the expiry of the ART warrants offset by realized gain on the disposal of the Company’s investments in SILO and MEDV. The unrealized gain in 2020 was a result of gain on the Company’s investments holdings in MEDV, SMC, SILO and gains from the reversal of prior year’s losses on ART and FURA offset by the loss on BPC and FGC. The realized loss in 2019 was a result of disposal of the Company’s investments in AAB, ERTH, FURA, the redemption of the GF debenture and the expired warrants in FURA, QMX, BOLT and TM. The unrealized loss on investments was a result of decreased in the share price of the Company’s investment holdings during the twelve months ended December 31, 2019.
Interest income for the twelve months ended December 31, 2020 was $nil compared to $2,040 in 2019 as the GF debenture was repaid in 2019.
Management and consulting fees decreased $135,527 during the twelve months ended December 31, 2020 compared to the prior period mainly due to lower consulting fees in first nine months of 2020 compared to 2019.
Share based payment increased $115,798 during the three months ended December 31, 2020 compared to the prior period due to 4.1 million stock options granted to advisors, consultants, and officers of the Company in 2020 compared to no stock options granted in the prior period.
Trade show decreased $57,294 during the twelve months ended December 31, 2020 compared to the prior period mainly due to a write-off of Iran Summit accrued since 2016.
Travel and promotion decreased $49,347 during the twelve months ended December 31, 2020 compared to the prior period due to travel activity due to COVID 19 and lower shareholder communications activities in 2020.
Accounting and legal costs increased $33,328 during the twelve months ended December 31, 2020 compared to the prior period mainly due to higher audit costs.
Foreign exchange loss was $(17,816) for the twelve months ended December 31, 2020 compared to a gain of $4,125 for the prior period. The foreign exchange (loss) gain reflects the currency fluctuations in the Company’s loans receivable and accounts payables denominated in US dollars and British Pounds.
The Company had an acquisition transaction cost of $142,075 during the twelve months ended December 31, 2020 compared to $nil in the prior period mainly due to the excess purchase price over fair value of the ESI assets assumed.
The Company had a gain on settlement of payable of $nil compared to $118,483 during the twelve months ended December 31, 2019 relating to the collectability of the Gear loan.
During the twelve months ended December 31, 2020, the Company used $1,554,646 in operations of which $90,612 was used in purchase of investment offset by $79,130 provided by the disposal of investment and $(942,463) used in the change of working capital. During the comparative period ended December 31, 2019, the Company used $5,711 in operations of which $458,383 was generated from sale of investment and $332,273 provided from the change of working capital.
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During the twelve months ended December 31, 2020, the Company used $782,375 in investing activities compared to $nil in the prior period. The Company invested $849,212 and received $66,837 cash from its newly acquired company.
During the twelve months ended December 31, 2020, $2,680,030 was provided from financing activities compared to $nil in the prior period. The Company received proceeds of $2,600,000 from private placement financing, $84,583 from exercise of warrants and $22,000 from exercise of stock options and incurred $26,553 in share and warrant issue cost.
LIQUIDITY AND CAPITAL RESOURCES
In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.
DeFi relies upon various sources of funds for its ongoing operating activities. These resources include proceeds from dispositions of investments, interest and dividend income from investments and private placement financing.
On June 26, 2020, the Company closed a non-brokered private placement financing and issued 20,000,000 units for gross proceeds of $600,000. Each unit consists of one common share of the Company and one half common share purchase warrant. Each warrant entitling the holder to acquire one additional common share of the Company at an exercise price of $0.05 for a period of 24 months from issuance. In connection with the closing of the Offering, the Company has paid finder’s fees of $3,150 in cash and 105,000 finder’s warrants to certain finders. Each Finder Warrant will entitle the holder thereof to purchase one common share at a price of $0.05 for a period of 24 months from the date of the closing of the Offering. The Company also paid additional share and warrant issue costs of $4,238. Certain officers, directors and insiders of the Company purchased or acquired direction and control over a total of 7,771,940 Units under the Offering. Each such placement to those persons constitutes a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the placements as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61-101). Further details will be included in a material change report to be filed by the Company.
On November 16, 2020, the Company closed a non-brokered private placement financing of units for gross proceeds of $2,000,000. Pursuant to the closing of the Offering, the Company issued 20,000,000 units. Each unit consists of one common share of the Company and one common share purchase warrant, entitling the holder to acquire one additional common share of DeFi at an exercise price of $0.25 for a period of 24 months from issuance. If at any time after four months and one day from the closing date the common shares of the Company trade at $0.20 per common share or higher (on a volume weighted adjusted basis) for a period of 10 consecutive days, the Company will have the right to accelerate the expiry date of the Warrants to a date that is 30 days after the Company issues a news release announcing that it
14

has elected to exercise this acceleration right. The issue date fair value of the warrants was estimated at $667,367 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 151%; risk-free interest rate of 0.27% and an expected life of 2 years. The Company also paid share and warrant issue costs of $12,451. Of the total subscriptions, 4,000,000 units were acquired by 2227929 Ontario Inc.
DeFi used cash of $1,554,646 in its operating activities during the year ended December 31, 2020. Included in cash used in operations are $90,612 used in the purchase of investment offset by $79,130 generated from proceeds on sale of investments and $942,463 used in the changes of working capital. DeFi also used $782,375 in investing activities and provided $2,680,030 in financing activities.
As at December 31, 2020, the Company’s sources of funds include the estimated fair value of its equity portfolio investments of $3,585,983, cash of $332,075 offset by liabilities of $992,248.
Currency Risk
Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates.
As at December 31, 2020 and 2019, the Company had the following financial assets and liabilities denominated in foreign currencies:

December 31, 2020
	United States Dollars	British Pound
Cash	$67,475	$-
Private investments	2,920,243
Prepaid investment	128,060
Digital assets	636,600
Accounts payable and accrued liabilities	(3,437)	(76,872)
Net assets (liabilities)	$3,748,941	$(76,872)

December 31, 2019
	United States Dollars	British Pound
Cash	$129	$-
Accounts payable and accrued liabilities	(58,446)	(75,957)
Net assets (liabilities)	$(58,317)	$(75,957)

At December 31, 2020, United States Dollar was converted at a rate of $1.2732 (December 31, 2019 - $1.2988) Canadian Dollars to $1.00 US Dollar. British Pounds was converted at a rate of $1.7381 (December 31, 2019 - $1.7174) Canadian Dollars to 1.00 British Pound.
Capital Management
The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
15

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the year ended December 31, 2020.
Commitments
Management Contract Commitments
The Company is party to certain management contracts. These contracts require that additional payments of approximately $1,040,000 be made upon the occurrence of certain events such as a change of control. Minimum commitments remaining under these contracts were approximately $408,000, all due within one year.
Legal Commitments
The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations. As at December 31, 2020, no amounts have been accrued related to such matters.
A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company is currently defending the matter and is reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position.
SUMMARY OF QUARTERLY RESULTS
The following is a summary of the Company’s financial results for the eight most recently completed quarters
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	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	30-Mar	31-Dec
	2020	2020	2020	2020	2019	2019	2019	2019	2018
Revenue	$(216,972)	3,079,896	283,910	(195,608)	(190,735)	107,411	(450,120)	(298,116)	(773,158)
Net (loss) income	(770,324)	2,959,668	215,140	(330,952)	$269,147)	(92,534)	643,996)	(501,661)	$(3,223,787)
(Loss) income per share - basic	-0.01	0.05	0.01	-0.01	-0.01	-0.00	-0.02	-0.01	-0.08
(Loss) income per Share - diluted	-0.01	0.05	0.01	-0.01	-0.01	-0.00	-0.02	-0.01	-0.08
Total Assets	$7,296,044	$3,785,693	$740,725	$432,597	$636,459	$898,625	$901,094	$1,453,913	$1,946,695
Total Long term liabilities	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil

SELECTED ANNUAL INFORMATION

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

31-Dec-20		31-Dec-19	31-Dec-18
(a) Net Sales	-	-	-
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	$2,073,533	$(1,507,338)	$(9,794,067)
(ii) Income (loss) per share – basic	$0.04	$(0.04)	$(0.24)
(iii) Income (loss) per share – diluted	$0.04	$(0.04)	$(0.24)
(c) Total Assets	$7,296,044	$636,459	$1,946,695
(d) Total Liabilities	$992,248	$1,802,024	$1,604,922

  OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.
COMPENSATION OF DIRECTORS AND OFFICERS
During the year ended December 31, 2020, the Company paid or accrued $Nil (2019 - $Nil) to directors of the Company and $76,844 (2019 - $190,248) to officers of the Company.
At December 31, 2020, the Company had $2,543 (December 31, 2019 - $96,239) owing to its current key management and $732,168 (December 31, 2019 - $655,296) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.
More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR at www.sedar.com
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RELATED PARTY TRANSACTIONS
The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2020 and 2019.

Investment	Nature of relationship	Estimated Fair Value	% of FV

Brazil Potash Corp. *	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	$1,929,853	54.2%
Flora Growth Corp. *	Directors (Stan Bharti, William Steers), and common shareholders	964,926	27.1%
Medivole Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders	22,000	0.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	545,490	15.3%
Silo Wellness Inc.***	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	98,250	2.8%
Total investment - December 31, 2020		$3,560,519	100.0%
* Private companies ** Formerly QuestCap Inc. *** Formerly Yukoterre Resources Inc.

Investment	Nature of relationship	Estimated Fair Value	% of FV

ARTH Media Inc.	Director (William Steers), and common shareholders /warrant holders	$-	0.0%
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders /warrant holders	128,700	20.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	404,575	65%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	90,000	14.4%
Total investment - December 31, 2019		$623,275	100.0%

The Company has a diversified base of investors. To the Company’s knowledge, Forbes & Manhattan, Inc. (“Forbes”) holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as of December 31, 2020.
During the year ended December 31, 2020, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

•
The Company incurred $250,295 (2019 - $120,000) of expenses for its proportionate share of shared office costs with other corporations that may have common directors and officers. The costs associated with this space are administered by 2227929 Ontario Inc. As at December 31, 2020, the Company had a payable balance of $80,183 (December 31, 2019 - $439,007) with 2227929 Ontario Inc. to cover shared expenses. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. 2227929 Ontario Inc. participated in the Company’s June and November 2020 private placement financing and subscribed a total of 4,822,617 units for gross proceeds of $424,679. Fred Leigh, a former officer and director of the Company, is also a director of 2227929 Ontario Inc.

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•
The Company incurred $120,000 (2019 - $120,071) for administration costs with Forbes. In August 2017, Forbes became an insider of the Company owning approximately 34.9%, at the time, (approximately 27.9% at December 31, 2019) outstanding shares of the Company through an acquisition of Quebec Gold royalty interests. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at December 31, 2020, the Company had a payable balance of $22,600 (December 31, 2019 - $135,680) with Forbes. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Forbes participated in the Company’s June 2020 private placement financing and subscribed an aggregate 5,275,989 units for gross proceeds of $158,280. Forbes owns approximately 16.3% of the Company as at December 31, 2020.

•	Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($76,872) (December 31, 2019 - $75,957) expenses owed to Vik Pathak, a former director and officer of DeFi.

•
In connection with the June 2020 private placement financing, a former director and officer subscribed 1,506,667 units through a Company under his control for gross proceeds of $45,200. In addition, an officer subscribed 166,667 units for gross proceeds of $5,000.

•	In connection with the November 2020 private placement, 4,000,000 units were acquired by 2227929 Ontario Inc.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
MANAGEMENT CHANGE
On February 16, 2021, the Company announced the appointment of Wouter Witvoet as Chief Executive Officer of the Company. Mr. Witvoet previously was Founder and CEO at Secfi, Inc., the first platform offering financing secured by private company stock. Secfi raised two rounds of venture capital as well as a facility of US$550 million from a leading New York based hedge fund. Mr. Witvoet replaced Mr. Baizak as Chief Executive Officer of the Company.
On September 11, 2020, the Company announced that Daniyal Baizak has been appointed President, Chief Executive Officer and a director of the Company. Mr. Baizak is a business consultant with considerable experience providing financial and strategic advice on investment, mergers and acquisitions and project management for a variety of private and public companies.
Mr. Baizak replaces Fred Leigh, the former President, Chief Executive Officer and director of the Company.
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FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Fair value
IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the statements of financial position date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.
The Company has determined the carrying values of its financial instruments as follows:
i.	The carrying values of cash, amounts receivable, accounts payable and accrual liabilities approximate their fair values due to the short-term nature of these instruments.
ii.
Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019.

iii.	Digital assets are carried at the amount of US dollars they can be converted into.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at December 31, 2020 and December 31, 2019.

Investments, fair value	Level 1 (Quoted Market price)	Level 2 (Valuation technique - observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
	$	$	$	$
Publicly traded investments	567,490	-	98,250	665,740
Privately traded investments	-	-	2,920,243	2,920,243
Digital Asset	-	636,600	-	636,600
December 31, 2020	567,490	636,600	3,018,493	4,222,583
Publicly traded investments	623,275	-	-	623,275
December 31, 2019	623,275	-	-	623,275

Level 2 Hierarchy
During the year ended December 31, 2020, the Company purchased US$499,860 ($636,600) of USDC. Level 3 Hierarchy
The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the year ended December 31, 2020 and 2019. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.
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Investments, fair value for the period ended	December 31, 2020	December 31, 2019
Balance, beginning of year	$-	$50,000
Purchases	3,121,864	-
Transferred to Level 1	-	(50,000)
Realized and unrealized gain/(loss) net	(103,371)	-
Balance, end of year	$3,018,493	$-

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.
As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.
The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2020.

Description	Fair value	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
Brazil Potash Corp.	$ 1,929,853	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	$ 964,926	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	$ 25,464	Recent financing	Marketability of shares	0% discount
Silo Wellness Inc,	$ 98,250	Recent financing	Marketability of shares	0% discount
$ 2,920,243

Brazil Potash Corp. (“BPC”)
On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s royalties to a non arms length party of the Company. As at December 31, 2020, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $192,985 change in the carrying amount.
Flora Growth Corp. (“FGC”)
On September 11, 2020, the Company received 1,010,500 common shares of BPC as consideration of selling the Company’s royalties to a non arms length party of the Company. As at December 31, 2020, the valuation of FGC was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of FGC will result in a corresponding +/- $96,493 change in the carrying amount.
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Skolem Technologies Ltd. (“STL”)
On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. As at December 31, 2020, the valuation of STL was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of STL will result in a corresponding +/- $2,546 change in the carrying amount.
Silo Wellness Inc. (“SILO”)
In 2019, the Company invested $49,125 and acquired 982,500 common shares. As at December 31, 2020, the valuation of SILO was based on the closing shares price on the CSE. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of STL will result in a corresponding +/- $9,825 change in the carrying amount.

OUTSTANDING SHARE DATA
Authorized unlimited common shares without par value – 154,227,923 are issued and outstanding as at March 31, 2021.
Authorized 20,000,000 preferred shares, at 9% cumulative dividends, non-voting, non-participating, non- redeemable, non-retractable, and non-convertible – 4,500,000 are issued and outstanding as at March 31, 2021.
   Stock options and convertible securities outstanding as at March 31, 2021 are as follows:

    Stock Options:
8,723,600 with exercise price ranging from $0.11 to $2.90 expiring between September 29, 2021 and March 22, 2026.

Warrants:
28,178,323 with exercise price ranging from $0.05 to $0.25 expiring between June 12, 2022 and November 13, 2022.
SUBSEQUENT EVENTS
Subsequent to December 31, 2020, 741,100 stock options were exercised for gross proceeds of $105,790 and 3,732,975 warrants were exercised for gross proceeds of $436,649.
On January 28, 2021, the Company acquired the remaining 51% of DeFi Holdings Inc. through the issuance of 20,000,000 common shares of the Company.
On February 12, 2021, the Company acquired 20% of Valour Structured Products, Inc. through the issuance of 21,000,000 common shares of the Company.
On March 9, 2021 closed a non-brokered financing of five million common shares of the company at a price of $2 per common share for gross proceeds of up to $10 million.
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RISKS AND UNCERTAINTIES
The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company. Please also refer to the Company’s AIF for the year ended December 31, 2020 filed on SEDAR for a full description of the Company’s risks in addition to those highlighted below.
General Company Risk
Novel Coronavirus (“COVID-19”)
The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.
No Operating History as an Investment Issuer
The Company does not have any record of operating as an investment issuer or undertaking merchant banking operations. The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that the Company will not achieve its financial objectives as estimated by management. Furthermore, past successes of management or the Board does not guarantee future success.
Portfolio Exposure and Sensitivity to Political and Macro-Economic Conditions
Given the nature of the Company’s current and proposed investment activities, the results of operations and financial condition of the Company will be dependent upon the market value of the securities that will comprise the Company’s investment portfolio. Market value can be reflective of the actual or anticipated operating results of companies in the portfolio and/or the general market conditions that affect a particular sector. Various factors affecting a sector could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company may invest in small-cap businesses that may never mature or generate adequate returns or may require a number of years to do so. This may create an irregular pattern in the Company’s investment gains and revenues (if any).
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Macro factors such as fluctuations in commodity prices and global political and economic conditions could also negatively affect the Company’s portfolio of investments. The Company may be adversely affected by the falling share prices of the securities of investee companies; as such, share prices may directly and negatively affect the estimated value of the Company’s portfolio of investments. Moreover, company- specific risks could have an adverse effect on one or more of the investments that may comprise the portfolio at any point in time. Company-specific and industry specific risks that may materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results. The factors affecting current macro-economic conditions are beyond the control of the Company.
Cash Flow, and Revenue and Liquidity
The Company’s revenue and cash flow is generated primarily from financing activities, dividends and/or royalty payments on investments and proceeds from the disposition of investments. The availability of these sources of income and the amounts generated from these sources are dependent upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to capital markets is hindered, whether as a result of a downturn in market conditions generally or to matters specific to the Company, or if the value of its investments decline, resulting in losses upon disposition.
Private Issuers and Illiquid Securities
The Company may invest in securities of private issuers, illiquid securities of public issuers and publicly traded securities that have low trading volumes. The value of these investments may be affected by factors such as investor demand, resale restrictions, general market trends and regulatory restrictions. Fluctuation in the market value of such investments may occur for a number of reasons beyond the control of the Company and there is no assurance that an adequate market will exist for investments made by the Company. Many of the investments made by the Company may be relatively illiquid and may decline in price if a significant number of such investments are offered for sale by the Company or other investors.
Trading Price of the Common Shares Relative to Net Asset Value
The Company is neither a mutual fund nor an investment fund and, due to the nature of its business and investment strategy and the composition of its investment portfolio, the market price of the Common Shares, at any time, may vary significantly from the Company’s net asset value per Common Share. This risk is separate and distinct from the risk that the market price of the Common Shares may decrease.
Concentration of Investments
Other than as described in the Company’s filings under its profile on SEDAR, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavourable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area, resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area.
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The Company’s current portfolio of assets is highly concentrated in mining company equities which operate in developing countries. Investments in such equities are subject to significant risks inherent to the mining industry and conducting business in developing countries, which may be subject to additional risks, such as significant social unrest, corruption, criminality, terrorism, acts of war, expropriation, and the absence of the rule of law. Mining industry stocks have been known to be highly volatile and subject to significant fluctuations. In addition, the Company is looking to diversify and focus its investment activities in the technology sector and green and renewable energy sectors. There is no assurance the Company will be successful in its diversification efforts. These industries are also subject to significant fluctuations and uncertainties. In the event the Company’s investment become concentrated in any such sectors, it will be subject to the risks inherent to such sectors.
Available Opportunities and Competition for Investments
The success of the Company’s operations will depend upon, among other things: (a) the availability of appropriate investment opportunities; (b) the Company’s ability to identify, select, acquire, grow and exit those investments; and (c) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, will have a longer operating history and may be better capitalized, have more personnel and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing, which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can also be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of investments. These competitors may limit the Company’s opportunities to acquire interests in investments that are attractive to the Company. The Company may be required to invest otherwise than in accordance with its investment policy and strategy in order to meet its investment objectives. If the Company is required to invest other than in accordance with its investment policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.
Share Prices of Investments
Investments in securities of public companies are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares comprising the Company’s investment portfolio is sustainable. The trading prices of such subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including, but not limited to, quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the resource industry and general market or economic conditions. In recent years, equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments
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Dependence on Management, Directors and Investment Committee
The Company is dependent upon the efforts, skill and business contacts of key members of management and the Board for, among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow assets and raise funds.
From time to time, the Company will also need to identify and retain additional skilled management to efficiently operate its business. Recruiting and retaining qualified personnel is critical to the Company’s success and there can be no assurance of its ability to attract and retain such personnel. If the Company is not successful in attracting and training qualified personnel, the Company’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.
Additional Financing Requirements
The Company may have ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available at all, on acceptable terms or at an acceptable level. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability grow its investment portfolio.
No Guaranteed Return
There is no guarantee that an investment in the securities of the Company will earn any positive return in the short-term or long-term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments successfully. The past performance of management of the Company provides no assurance of its future success.
Potential Conflicts of Interest
Certain of the directors and officers of the Company are or may, from time to time, be involved in other financial investments and professional activities that may on occasion cause a conflict of interest with their duties to the Company. These include serving as directors, officers, advisors or agents of other public and private companies, including companies involved in similar businesses to the Company or companies in which the Company may invest, managing of investment funds, purchases and sales of securities and investment and management counselling for other clients. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s results of operations and financial condition.
Due Diligence
The due diligence process undertaken by the Company in connection with investments may not reveal all facts that may be relevant in connection with an investment. Before making investments, the Company will conduct due diligence that it deems reasonable and appropriate
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based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company will rely on resources available, including information provided by the target of the investment and, in some circumstances, third- party investigations. The due diligence investigation that is carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.
Conflicts of Interest
Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of DeFi may have a conflict of interest in negotiating and concluding terms respecting such participation.
The Company has no restrictions with respect to investing in companies or other entities in which a member of the Company’s management or Board may already have an interest or involvement. However, prior to the Company making an investment, all members of senior management and the Board shall be obligated to disclose any such other interest or involvement. In the event that a conflict is determined to exist, the Company may only proceed after receiving approval from disinterested members of the Board.
The Company is also subject to the “non arm’s length” transaction policies of the TSX Venture Exchange, which mandates disinterested shareholder approval for certain transactions.
The management and directors of the Company may be involved in other activities which may on occasion cause a conflict of interest with his or her duties to the Company. These include serving as directors, officers, promoters, advisors or agents of other public and private companies, including of companies in which the Company may invest, or being shareholders or having an involvement or financial interest in one or more shareholders of existing or prospective investee companies of the Company. The management and directors of the Company may also engage from time to time in transactions with the Company where any one or more of such persons is acting in his or her capacity as financial or other advisor, broker, intermediary, principal or counterparty.
The management and directors of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunities and requiring disclosure of conflicts of interest, and the Company will rely upon such laws in respect of any conflict of interest. Further, to the extent that management or directors of the Company engage in any transactions with the Company, such transactions will be carried out on customary and arm’s length commercial terms.
Non-controlling Interests
The Company’s investments include equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which DeFi does not agree or that the majority stakeholders or the management of the investee Company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the values of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.
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Litigation
DeFi has entered into legally binding agreements with various third parties on a consulting basis. The interpretation of the rights and obligations that arise from such agreements is open to interpretation and DeFi may disagree with the position taken by the various other parties resulting in a dispute that could potentially initiate litigation and cause DeFi to incur legal costs in the future. Given the speculative and unpredictable nature of litigation, the outcome of any such disputes could have a material adverse effect on DeFi.
Cryptocurreny Risks
Cybersecurity Threats and Hacks
As with any other computer code, flaws in cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies can occur.
Regulatory Changes
As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of DeFi to continue to operate. The effect of any future regulatory change on DeFi or any cryptocurrency that DeFi may invest in is impossible to predict, but such change could be substantial and adverse to DeFi.
Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation. On August 24, 2017 and June 11, 2018, the Canadian Securities Administrators published CSA Staff Notice 46-307 – Cryptocurrency Offerings and CSA Staff Notice 46- 308 – Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws.
Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the common shares of DeFi (the “Common Shares”). Such a restriction could result in DeFi liquidating its cryptocurrency investments at unfavorable prices and may adversely affect DeFi’s shareholders.
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Value of Cryptocurrencies may be Subject to Momentum Pricing Risk
Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of DeFi’s cryptocurrency inventory and thereby affect DeFi’s shareholders.
Cryptocurrency Exchanges and other Trading Venues are Relatively New
To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past four years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.
Banks May Cut off Banking Services to Businesses that Provide Cryptocurrency-related Services
A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of DeFi’s cryptocurrency inventory.
Impact of Geopolitical Events
Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of DeFi’s cryptocurrency investments. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect DeFi’s cryptocurrency inventory.
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As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect DeFi’s operations and profitability.
Further Development and Acceptance of the Cryptographic and Algorithmic Protocols
The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect DeFi’s operations. The factors affecting the further development of the industry, include, but are not limited to the following:

•	continued worldwide growth in the adoption and use of cryptocurrencies;
•	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
•	changes in consumer demographics and public tastes and preferences;
•	the maintenance and development of the open-source software protocol of the network;
•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
•	general economic conditions and the regulatory environment relating to digital assets; and
•	negative consumer sentiment and perception of cryptocurrencies.

Acceptance of Cryptocurrency is Uncertain
Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect DeFi’s operations, investment strategies, and profitability.
As relatively new products and technologies, cryptocurrencies have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact DeFi’s operations, investment strategies, and profitability.
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Risk of Loss, Theft or Destruction of Cryptocurrencies
There is a risk that some or all of DeFi’s cryptocurrencies could be lost, stolen or destroyed. If DeFi’s cryptocurrencies are lost, stolen or destroyed under circumstances rendering a party liable to DeFi, the responsible party may not have the financial resources sufficient to satisfy DeFi’s claim.
Irrevocability of Transactions
Bitcoin and most other cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and DeFi may not be capable of seeking compensation for any such transfer or theft. To the extent that DeFi is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received DeFi’s cryptocurrencies through error or theft, DeFi will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. DeFi will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.
Further Development and Acceptance of the Bitcoin Network
The further development and acceptance of the Bitcoin Network and other cryptographic and algorithmic protocols governing the issuance of transactions in Bitcoins and other digital currencies, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of the Bitcoin Network may adversely affect the value of Bitcoin.
The use of digital currencies, such as Bitcoin, to, among other things, buy and sell goods and services, is part of a new and rapidly evolving industry that employs digital assets based upon a computer generated mathematical and/or cryptographic protocol. Bitcoin is a prominent, but not a unique, part of this industry. The growth of this industry in general, and the Bitcoin Network in particular, is subject to a high degree of uncertainty. Factors affecting the development of this industry, include, but are not limited to the following:
•	continued worldwide growth in the adoption and use of Bitcoins and other digital currencies;
•
government and quasi-government regulation of Bitcoins and other digital assets and their use, or restrictions on, or regulation of, access to and operation of the Bitcoin Network or similar digital asset systems;

•	changes in consumer demographics and public tastes and preferences;
•	the maintenance and development of the open-source software protocol of the Bitcoin Network or similar digital asset systems;
•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
•	general economic conditions and the regulatory environment relating to digital assets; and
•	negative consumer perception of Bitcoins specifically and cryptocurrencies generally.

Potential Failure to Maintain the Bitcoin Network
The Bitcoin Network operates based on an open-source protocol maintained by the core developers of the Bitcoin Network and other contributors, largely on the GitHub resource section
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dedicated to Bitcoin development. As the Bitcoin Network protocol is not sold and its use does not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating the Bitcoin Network protocol. Consequently, there is a lack of financial incentive for developers to maintain or develop the Bitcoin Network and the core developers may lack the resources to adequately address emerging issues with the Bitcoin Network protocol. Although the Bitcoin Network is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the Bitcoin Network protocol and the core developers and opensource contributors are unable to address the issues adequately or in a timely manner, the Bitcoin Network and an investment in the Common Shares may be adversely affected.
Potential Manipulation of Blockchain
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double-spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.
Risk of Security Breaches
Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin and other cryptocurrency exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm DeFi’s business operations or result in loss of DeFi’s assets. Any breach of DeFi’s infrastructure could result in damage to DeFi’s reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, DeFi believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.
Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by DeFi. The security procedures and operational infrastructure of DeFi may be breached due to the actions of outside parties, error or malfeasance of an employee of DeFi or otherwise, and, as a result, an unauthorized party may obtain access to DeFi’s Bitcoin account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce employees of DeFi to disclose sensitive information in order to gain access to DeFi’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, DeFi may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of DeFi’s accounts occurs, the market perception of the effectiveness of DeFi could be harmed.
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Fluctuations in the Market Price of Bitcoins and Other Cryptocurrencies
The value of the Common Shares relates partially to the value of the cryptocurrencies held directly or indirectly by DeFi, and fluctuations in the price of Bitcoins and other cryptocurrencies could materially and adversely affect an investment in the Common Shares. Several factors may affect the price of cryptocurrencies, including: the total number of cryptocurrencies in existence; global cryptocurrency demand; global cryptocurrency supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of cryptocurrencies; interest rates; currency exchange rates, including the rates at which cryptocurrencies may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; interruptions in service from or failures of major cryptocurrency exchanges; Cyber theft of cryptocurrencies from online wallet providers, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of cryptocurrencies as a form of payment or the purchase of cryptocurrencies; the availability and popularity of businesses that provide cryptocurrency and blockchain-related services; the maintenance and development of the open-source software protocol of the Bitcoin Network; increased competition from other forms of cryptocurrency or payments services; global or regional political, economic or financial events and situations; expectations among cryptocurrency economy participants that the value of cryptocurrencies will soon change; and fees associated with processing a cryptocurrency transaction.
Bitcoin and other cryptocurrencies have historically experienced significant intraday and long-term price volatility. If cryptocurrency markets continue to be subject to sharp fluctuations, shareholders may experience losses if they need to sell their Common Shares at a time when the price of cryptocurrencies is lower than it was when they purchased their Common Shares. In addition, investors should be aware that there is no assurance that cryptocurrencies will maintain their long term value in terms of future purchasing power or that the acceptance of cryptocurrency payments by mainstream retail merchants and commercial businesses will continue to grow.
Response to Changing Security Needs
As technological change occurs, the security threats to DeFi’s cryptocurrencies will likely adapt and previously unknown threats may emerge. DeFi’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of DeFi’s cryptocurrencies. To the extent that DeFi is unable to identify and mitigate or stop new security threats, DeFi’s cryptocurrencies may be subject to theft, loss, destruction or other attack.
Market Adoption
Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect an investment in the Common Shares. Cryptocurrencies have only recently become accepted as a means of payment for goods and services by certain major retail and commercial outlets and use of cryptocurrencies by consumers to pay such retail and commercial outlets remains limited. Conversely, a significant portion of cryptocurrencies demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrencies. A lack of expansion by cryptocurrencies into the retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the market price of cryptocurrencies. Further, if fees increase for recording transactions in the applicable Blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of cryptocurrencies.
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Miners May Cease Operations
If the award of Bitcoins or other cryptocurrencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control.
Risks Related to Insurance
DeFi intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for DeFi, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on DeFi.
Cyber Security Risk
Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).
A cyber incident that affects DeFi or its service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.
MULTILATERAL INSTRUMENT 52-109 DISCLOSURE
Evaluation of disclosure controls and procedures
The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation, and that such information is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.
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We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.
Internal controls over financial reporting
The CEO and CFO, together with other members of Management, have designed internal controls over financial reporting based on the Internal Control–Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 1992). These controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual audited financial statements in accordance with IFRS.
We have not identified any changes to our internal control over financial reporting which would materially affect, or is reasonably likely to materially affect, our internal control over financial reporting.
The CEO and CFO, together with other members of Management, have evaluated the effectiveness of internal controls over financial reporting as defined by National Instrument 52-109, and have concluded, based on our evaluation that they are operating effectively as at December 31, 2020.
SIGNIFICANT ACCOUNTING POLICIES
The Company’s significant accounting policies can be found in Note 2 of its annual audited financial statements for the years ended December 31, 2020 and 2019
New accounting change
During the year ended December 31, 2020, the Company adopted a number of new IFRS standards, interpretations, amendments and improvements of existing standards. These included IAS 1. These new standards and changes did not have any material impact on the Company’s Consolidated financial statements.
IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.
IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.
IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.
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IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
The preparation of the Company’s Consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.
Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated financial statements are as follows:
Fair value of financial derivatives
Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value.
Fair value of investment in securities not quoted in an active market or private company investments Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments
The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share- based compensation expense. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.
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Transition to a decentralized finance company
In December 2020, the Company completed its transition to a decentralized finance company, resulting in the Company determining that it no longer meets the criteria for being an investment entity (“Investment Entity accounting”) under IFRS 10, Consolidated Financial Statements (“IFRS 10”). The exact timing of the transition from an investment entity to a decentralized finance company is highly judgemental and the Company concluded that this transition occurred in December 2020. As a result, effective December 10, 2020 (the “Transition Date”), the Company was required to apply acquisition method of accounting as per IFRS 3, Business Combinations (“IFRS 3”), to all subsidiaries that were previously measured at fair value through the profit and loss (“FVTPL”). As at Transition Date, the Company did not have any controlled subsidiaries that required consolidation. As at Transition Date, the Company’s investment in DeFi Holdings Inc. was subject to significant influence and accounted for using equity accounting for associates under IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). The Company’s remaining investments continue to be accounted for as portfolio investments measured at FVTPL in accordance with IFRS 9, Financial Instruments (“IFRS 9”). These financial reporting changes are material to the Company and have been applied on a prospective basis in accordance with the relevant guidance of IFRS 10 and, as such, the activity prior to the Transition Date reflects Investment Entity Accounting.
Digital Assets
The Company’s holdings of digital assets are comprised entirely of USD Coin (“USDC”) stablecoins. 1 USDC can be exchanged for one United States Dollar at any time and as a result management has looked to the value of a United States Dollar in order to determine the value of these stablecoins as at the reporting date.
Determination of significant influence of investment in associates
As at December 31, 2020, the Company has classified its investment in DeFi Holdings Inc. as an investment in associate based on management’s judgement that consider its ownership of 49% of the outstanding shares of DeFi Holdings Inc. as an investment where the Company has significant influence.

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